This is a confidential draft submission to the U.S. Securities and Exchange Commission pursuant to Section 106(a) of the Jumpstart
Our Business Startups Act of 2012 on July   , 2018 and is not being filed publicly under the Securities Act of 1933, as amended.

Registration No.333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

JUMP WORLD HOLDING LIMITED

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English)

Cayman Islands	7370	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employee Identification number)

12th Floor, Tower A, Changtai Plaza

2889 Jinke Road, Pudong New District

Shanghai, 201203, P.R. China

Tel: +86.21.5080.1857

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Cogency Global Inc.

10 E, 4th Street, 10th Floor

New York, NY 10016

Tel: +1.800.221.0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Lawrence S. Venick, Esq. Loeb & Loeb LLP 21st Floor, CCB Tower 3 Connaught Road Central Hong Kong SAR Tel: +852.3923.1111 Fax: +852.3923.1100	Elizabeth F. Chen, Esq. Pryor Cashman LLP 7 Times Square New York, NY 10036 Tel: 212.326.0199 Fax: 212.798.6366

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933. Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

Calculation of Registration Fee

Title of Class of Securities to be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price per Share		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee
Class A ordinary shares, par value $0.00001 per share (2)		$		$		$
Underwriter Warrants (2)(3)			-		-		-
Class A ordinary shares underlying Underwriter Warrants (3)		$		$
Total		$		$		$

(1)	The registration fee for securities is based on an estimate of the Proposed Maximum Aggregate Offering Price of the securities, assuming the sale of the maximum number of shares at the highest expected offering price, and such estimate is solely for the purpose of calculating the registration fee pursuant to Rule 457(o). Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933.

(2)	In accordance with Rule 416(a), the Registrant is also registering an indeterminate number of additional ordinary shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions. Includes up to Class A ordinary shares, subject to the underwriter’s over-subscription option.

(3)	We have agreed to issue to our underwriter warrants to purchase the number of Class A ordinary shares (the “Underwriter Warrants”) in the aggregate equal to five percent (5%) of the shares sold at closing of the offering for the funds that are sourced by the underwriter and three percent (3%) of the shares sold at closing of the offering for the funds that are sourced by us. The warrants will be exercisable at any time, and from time to time within three (3) years from their issue date, in whole or in part, but may not be transferred nor may the shares underlying the warrants be sold until 180 days from the effective date of the offering. The exercise price of the Underwriter Warrants is equal to 120% of the lower of the fair market value price of the ordinary shares or the public offering price per share in the offering. The Underwriter Warrants are exercisable, with a cashless provision, beginning six months following the effective date of the offering for a period of three years from the issuance.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)	Dated

JUMP WORLD HOLDING LIMITED

Minimum Offering: $

Maximum Offering: $

This is the initial public offering of our Class A ordinary shares. We are offering a minimum of $ and a maximum of $50,000,000 of our Class A ordinary shares, par value $0.00001 per share. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes. We expect the initial public offering price of the Class A ordinary shares to be $ per share. Currently, no public market exists for our ordinary shares. We will apply to have our Class A ordinary shares listed on the NASDAQ Capital Market (“NASDAQ”) under the symbol “JMPW”. There is no guarantee or assurance that our Class A ordinary shares will be approved for listing on NASDAQ.

We are an “emerging growth company”, as that term is used in the Jumpstart Our Business Startups Act of 2012, and will be subject to reduced public company reporting requirements.

Investing in our ordinary shares is highly speculative and involves a significant degree of risk.  See “Risk Factors” beginning on page 16 of this prospectus for a discussion of information that should be considered before making a decision to purchase our ordinary shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Minimum Offering	Maximum Offering without Over-Subscription Option	Maximum Offering with Over-Subscription Option
Public offering price	$	$	$	$
Underwriter’s discount and commissions(1)	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

Under the Underwriting Agreement, we will pay our underwriter, Boustead Securities, LLC (the “Underwriter”), a commission in cash equal to (i) six percent (6%) of the gross amount which is sourced by the Underwriter and to be disbursed to us from the closing of the offering, or (ii) three percent (3%) of the gross amount which is sourced by us and to be disbursed to us from the closing of the offering. In addition to the cash commission, we will also reimburse the Underwriter for the full amount of its reasonable out-of-pocket expenses, including its legal expenses, in an amount not to exceed $75,000, $50,000 of travel, roadshow and other reasonable out-of-pocket expenses and $50,000 for a third party due diligence report and other expenses incurred by the Underwriter in connection with the offering and prior to the completion of the transaction, and costs and expenses incurred in conducting background checks of the Company’s officers and directors by a background search firm not to exceed $5,000.

We expect our total cash expenses for this offering to be approximately $       including cash expenses payable to the Underwriter for its reasonable out-of-pocket expenses, exclusive of the above commissions. The Underwriter must sell the minimum number of securities offered (       Class A ordinary shares) if any are sold. The Underwriter is only required to use its best efforts to sell the maximum number of securities offered (          Class A ordinary shares). In addition, the underwriter has been granted an over-subscription option pursuant to which we may sell up to an additional         Class A ordinary shares. The offering will terminate upon the earlier of: (i) a date determined by us after which the minimum amount is sold or (ii) 180 days from the effective date of this Registration Statement, unless extended by us for an additional 45 days (“Termination Date”). One or more closings may be conducted after the minimum amount is sold and prior to the Termination Date. In addition, in the event that the maximum amount has been met on or prior to the Termination Date, the Underwriter may exercise the over-subscription option on or prior to the Termination Date to extend the offering for an additional 45 days. Trading on the NASDAQ Capital Market will not start until the Termination Date. Until we sell at least         Class A ordinary shares, all investor funds will be held in an escrow account at Signature Bank, New York, New York. If we do not sell at least         Class A ordinary shares by the Termination Date, all funds will be promptly returned to investors (within five (5) business days) without interest or deduction. One of the conditions to our obligation to sell any securities through the Underwriter is that, upon the closing of the offering, the Class A ordinary shares would qualify for listing on the NASDAQ Capital Market.

If we complete this offering, net proceeds will be delivered to us on the closing date. We will not be able to use such proceeds in China, however, until we complete certain remittance procedures in China. If we complete this offering, then on the closing dates, we will issue to the Underwriter a warrant to purchase the number of Class A ordinary shares in the aggregate equal to 5% of the Class A ordinary shares at closing of the offering for the funds that are sourced by the Underwriter and three percent (3%) of the shares sold at closing of the offering for the funds that are sourced by us. The warrants will be exercisable at any time, and from time to time, in whole or in part, during the period commencing 180 days from the effective date of the offering for a period of three years from the issuance. The warrants are exercisable at a per share price equal to 120% of the lower of the fair market value price of the ordinary shares or the public offering price per share in the offering and may also be exercisable on a cashless basis. See “Underwriting” on page 127.

Boustead Securities, LLC

The date of this prospectus is

You should rely only on the information contained in this prospectus or in any related free-writing prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus or any free-writing prospectus. We are offering to sell, and seeking offers to buy, the Class A ordinary shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is current only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the Class A ordinary shares.

We have not taken any action to permit a public offering of the Class A ordinary shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the Class A ordinary shares and the distribution of the prospectus outside the United States.

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PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. You should read the entire prospectus carefully, including our financial statements and related notes, and especially the risks described under “Risk Factors” beginning on page 16. We note that our actual results and future events may differ significantly based upon a number of factors.  The reader should not put undue reliance on the forward-looking statements in this document, which speak only as of the date on the cover of this prospectus.

All references to “we,” “us,” “our,” “Company,” “Registrant” or similar terms used in this prospectus refer to Jump World Holding Limited, a Cayman Islands company, including its consolidated subsidiaries and variable interest entities (“VIE”), unless the context otherwise indicates.

“PRC” or “China” refers to the People’s Republic of China, excluding, for the purpose of this prospectus, Taiwan, Hong Kong and Macau. “RMB” or “Renminbi” refers to the legal currency of China and “US$” or “U.S. Dollars” refers to the legal currency of the United States.

Following the completion of this offering, our outstanding share capital will consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to ten votes, subject to the limitations set forth in “Description of Share Capital—Ordinary Shares,” and is convertible into one Class A ordinary share. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Assuming we raise the minimum offering proceeds, or $          , the holders of Class B ordinary shares will be able to exercise approximately      % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering. Assuming we raise the maximum offering proceeds, or $50,000,000, the holders of Class B ordinary shares will be able to exercise approximately      % of the total voting power of our issued and outstanding share capital immediately following the completion of this offering. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights.

Our Mission

We intend to become one of the most popular technology-enabled entertainment communities for the young generation in China.

Overview

We are a producer, developer and operator of customized games in China with a large and active user base. We operate a number of online games on different platforms, including mobile, personal computers (PC), virtual reality (VR), augmented reality (AR) and console devices. Our propriety H5 webpage gaming technology enables viral dissemination of our mobile games on a large scale. Our portfolio extends to a number of online gaming genres, consisting of multiplayer online battle arena (MOBA) games, first-person shooter (FPS) games, fighting games and casual games.

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We strive to create an engaging, interactive and immersive community for game enthusiasts in China. The vast majority of our users are among the young Chinese generation between the ages of 16 and 35, although many of our games appeal to users outside this demographic. Our rich and high-quality content is a magnet for users with common interests to connect and share their passion on our platform. Our users are able to interact with one another with the support of our platform’s innovative social functions. These real-time interactions help cultivate a strong sense of belonging, which effectively strengthens our user retention and increases time spent playing our games.

Our content is highly dynamic, as our games encourage a variety of interaction between users to enhance the overall entertainment experience and sense of involvement on our platform. Our technology is designed for reliability, scalability and flexibility. Leveraging our strong technological capabilities and infrastructure, we are able to deliver a superior user experience and conduct our operation in a highly efficient manner.

We generate revenues primarily from the sale of our “virtual diamonds,” which are essentially credits exchangeable for in-game merchandise, directly to our users that have a registered gaming account. These “virtual diamonds” appeal to our users because they allow users to easily make in-game purchases without having to go through a third-party payment process each time they play our games. We have experienced rapid growth since our inception. Our total revenues increased from RMB175.8 million (US$27.0 million) in 2016 to RMB194.3 million (US$29.9 million) in 2017. Our net income was RMB32.7 million (US$5.0 million) and RMB43.3 million (US$6.6 million) in 2016 and 2017, respectively.

Competitive Strengths

We believe the following competitive strengths contribute to our success and differentiate us from our competitors:

•	In-house developed game engines for all of our games;

•	Community-based gaming platform;

•	Multi-platform coverage;

•	Highly engaged and interactive community;

•	Rich and dynamic content offerings;

•	Cutting-edge technological capabilities and scalable infrastructure;

•	Thriving ecosystem fueling strong monetization; and

•	Strong management team.

Our Strategies

We intend to achieve our goals by pursing the following strategies:

•	Continuously adapt and appeal to the preferences of target user groups;

•	Increase our game production capabilities and develop broader coverage;

•	Increase cross-platform coverage and capability;

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•	Further develop our social interaction service; and

•	Continue to invest in technology and strengthen our research and development (R&D) capabilities.

Corporate Structure

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

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•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Variable Interest Entity Arrangements

In establishing our business, we have used a variable interest entity, or VIE, structure. As such, we are a holding company that conducts substantially all of our business through our VIE. In the PRC, investment activities by foreign investors are principally governed by the Guidance Catalog of Industries for Foreign Investment (which will be replaced by The Special Administrative Measures for Admittance of Foreign Investments (Negative List), please refer to the sections headed “Risks Related to Our Corporate Structure”), or the Catalog, which was promulgated and is amended from time to time by the PRC Ministry of Commerce, or MOFCOM, and the PRC National Development and Reform Commission, or NDRC. The Catalog divides industries into three categories: encouraged, restricted and prohibited. Industries not listed in the Catalog are generally open to foreign investment unless specifically restricted by other PRC regulations. Our Company and Jump Technology (Shanghai) Co., Ltd (the “WFOE”), are considered as foreign investors or foreign invested enterprises under PRC law. The provision of internet content services, which we conduct through our VIE, is within the category in which foreign investment is currently “restricted”. In addition, the internet cultural business, which we conduct through our VIE, is within the category in which foreign investment is currently “prohibited”. The contractual arrangements among WFOE, Shanghai Jump Network Technology Co., Ltd (“Jump Network”) and Jump Network’s shareholders enable us to exercise effective control over Jump Network and hence consolidate its financial results as our VIE.

In our case, the WFOE effectively assumed management of the business activities of Jump Network through a series of agreements which are referred to as the VIE Agreements. Through the VIE Agreements, the WFOE has the right to appoint directors, supervisors, and other senior managers of Jump Network. The VIE Agreements are comprised of a series of agreements, including an Exclusive Business Consultation Agreement, an Exclusive Technical Service Agreement, an Equity Pledge Agreement, an Exclusive Call Option Agreement and a Proxy Agreement. Through the VIE Agreements, the WFOE has the right to advise, consult, manage and operate Jump Network for an annual service fee in the amount of 100% of Jump Network’s after-tax profits (the service fee payable to WFOE shall not be included in Jump Network’s cost deduction).  The shareholders of Jump Network (the “Jump Network Shareholders”), have each pledged all of their right, title and equity interests in Jump Network as security to fulfill the obligations under the contractual arrangements with WFOE.  In order to further reinforce the WFOE’s rights to control and operate Jump Network, the Jump Network Shareholders have granted the WFOE an exclusive right and option to acquire all of their equity interests and assets in Jump Network through the Exclusive Call Option Agreement.

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The VIE Agreements are detailed below as follows:

Exclusive Technical Service Agreement. Pursuant to the Exclusive Technical Service Agreement between WFOE and Jump Network dated on June 29, 2018, WFOE has the exclusive right to provide services to Jump Network in the area of software licensing, technical assistance, technical consultation, technical training and other related services. WFOE exclusively owns any intellectual property rights arising from the performance of this Exclusive Technical Service Agreement. Jump Network agrees to pay WFOE the service fee, and the amount of service fees and payment term can be amended by WFOE. The term of the Exclusive Technical Service Agreement is 20 years and shall be automatically extended for an additional period of 1 year. The additional period automatically enters the renewal extension of 1 year at the end of each additional period, unless WFOE gives Jump Network a 30 days’ prior termination notice.

Exclusive Business Consultation Agreement. Pursuant to the Exclusive Business Consultation Agreement between WFOE and Jump Network dated on June 29, 2018, WFOE has the exclusive right to provide Jump Network with complete business support and related consulting services, including but not limited to business consultations, marketing consultancy, business information database establishment and maintenance, corporate governance and other related services. WFOE exclusively owns any intellectual property rights arising from the performance of the Exclusive Business Consultation Agreement. Jump Network agrees to pay the WFOE the service fee, and the amount of service fees and payment term can be amended by the WFOE. The term of the Exclusive Business Consultation Agreement is 20 years and shall be automatically extended for an additional period of 1 year. The additional period automatically enters the renewal extension of 1 year at the end of each extended additional period. Besides, WFOE has the right to terminate this agreement at any time after giving a 30 days’ prior termination notice.

Equity Pledge Agreement. Pursuant to the Equity Pledge Agreement among WFOE, Jump Network and each of Jump Network Shareholders dated on June 29, 2018, Jump Network Shareholders pledged all of their equity interests in Jump Network to WFOE to guarantee Jump Network's performance of relevant obligations and indebtedness under the Exclusive Technical Service Agreement, the Exclusive Business Consultation Agreement, the Exclusive Call Option Agreement and the Proxy Agreement (“VIE Agreements”). In addition, Jump Network Shareholders have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority on Jump Network, 2018. If Jump Network Shareholders breaches its obligation under the VIE Agreements, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. The Pledge Agreement shall be continuously valid until all its obligations under the VIE Agreements have been fulfilled, or the VIE Agreements are terminated, or the secured debts has been fully executed.

Exclusive Call Option Agreement. Pursuant to the Exclusive Call Option Agreement among WFOE, Jump Network and each of Jump Network Shareholders dated on June 29, 2018, WFOE has the exclusive right to require each Jump Network Shareholder to fulfill and complete all approval and registration procedures required under PRC laws for WFOE to purchase, or designate one or more persons to purchase, each Jump Network Shareholder’s equity interests in Jump Network, once or at multiple times at any time in part or in whole at WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. In addition, Jump Network has granted WFOE or its designated person an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted by PRC laws, all or part of Jump Network’s assets at the lowest price allowed by PRC laws. The Exclusive Call Option Agreement shall remain effective for 20 years and shall be automatically extended for an additional period of 1 year. The additional period automatically enters the renewal extension of 1 year at the end of each extended additional period. Besides, WFOE has the right to terminate this agreement at any time after giving a 30 days’ prior termination notice.

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Proxy Agreement. Pursuant to the Proxy Agreement among WFOE, Jump Network and each of Jump Network Shareholders dated on June 29, 2018, each Jump Network Shareholder irrevocably appointed WFOE or WFOE’s designee to exercise all its rights as Jump Network Shareholders under the articles of association of Jump Network and PRC laws, including but not limited to the power to exercise all shareholder's rights with respect to all matters to be discussed and to vote in the shareholders’ meeting of Jump Network. The term of the Proxy Agreement shall remain effective for 20 years and shall be automatically extended for an additional period of 1 year. The additional period automatically enters the renewal extension of 1 year at the end of each extended additional period. Besides, WFOE has the right to terminate this agreement at any time after giving a 30 days’ prior termination notice.

Because we are a holding company, we rely on dividends and other distributions on equity paid by WFOE for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If WFOE incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, contractual arrangements in relation to our VIE may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC VIE owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under PRC laws and regulations, our wholly foreign-owned subsidiary in China may pay dividends only out of its accumulated profits as determined in accordance with PRC accounting standards and regulations. In addition, a wholly foreign-owned enterprise is required to set aside at least 10% of its accumulated after-tax profits each year, if any, to fund certain statutory reserve fund, until the aggregate amount of such fund reaches 50% of its registered capital. At its discretion, a wholly foreign-owned enterprise may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff welfare and bonus fund. The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund are not distributable as cash dividends.

Any limitation on the ability of WFOE to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

According to the applicable PRC tax regulations, dividends distributed by a company established in the PRC to a foreign investor with respect to profits derived after January 1, 2008 are generally subject to a 10% PRC withholding tax. If a foreign investor incorporated in Hong Kong meets the conditions and requirements under the double taxation treaty arrangement entered into between the PRC and Hong Kong, the relevant withholding tax rate will be reduced from 10% to 5%.

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It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide. In particular, in January 2015, the MOFCOM published a discussion draft of the proposed Foreign Investment Law for public review and comments. Among other things, the draft Foreign Investment Law, or the Draft FIL, expands the definition of foreign investment and introduces the principle of “actual control” in determining whether a company is considered a foreign-invested enterprise, or an FIE. Under the Draft FIL, variable interest entities would also be deemed as FIEs, if they are ultimately “controlled” by foreign investors, and be subject to restrictions on foreign investments. However, the Draft FIL has not taken a position on what actions will be taken with respect to the existing companies with the “variable interest entity” structure, whether or not these companies are controlled by Chinese parties. On March 2, 2018, the General Office of the State Council of the PRC issued the State Council Legislative Work Plan for 2018, which confirm that the Draft FIL shall be submitted to the Standing Committee of the National People’s Congress for deliberation within this year. However, the final version of the Foreign Investment Law may not be consistent with the draft.

If the ownership structure, contractual arrangements and business of the Company, the WFOE or our consolidated variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain or maintain any of the required permits or approvals, the relevant governmental authorities would have broad discretion in dealing with such violation, including levying fines, confiscating our income or the income of WFOE or consolidated variable interest entity, revoking the business licenses or operating licenses of WFOE or consolidated variable interest entity, shutting down our servers or blocking our online platform, discontinuing or placing restrictions or onerous conditions on our operations, requiring us to undergo a costly and disruptive restructuring, restricting or prohibiting our use of proceeds from this offering to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business. Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our consolidated variable interest entity, and/or our failure to receive economic benefits from our consolidated variable interest entity, we may not be able to consolidate its results into our consolidated financial statements in accordance with U.S. GAAP. In addition, another substantial risk may be the enforcement of the Equity Pledge Agreement. Where there is any change regarding equity pledge, it shall be registered at the competent Administration for Industry and Commerce (“AIC”). But there is no assurance that such registration will be approved by the competent AIC.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”), and we are eligible to take advantage of certain exemptions from various reporting and financial disclosure requirements that are applicable to other public companies, that are not emerging growth companies, including, but not limited to, (1) presenting only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus, (2) not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), (3) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and (4) exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We intend to take advantage of these exemptions. As a result, investors may find investing in our Class A ordinary shares less attractive.

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In addition, Section 107 of the JOBS Act also provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”), for complying with new or revised accounting standards. As a result, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We could remain an emerging growth company for up to five years, or until the earliest of (1) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (2) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter and we have been publicly reporting for at least 12 months, or (3) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three-year period.

Corporate Information

Our principal executive offices are located at 12th Floor, Tower A, Changtai Plaza, 2889 Jinke Road, Pudong New District, Shanghai, 201203, P.R. China. Our telephone number at this address is +86 21-50801857. Our registered office in the Cayman Islands is located at Harneys Fiduciary (Cayman) Limited, 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands. Our agent for service of process in the United States is Cogency Global Inc. located at 10 E, 40th Street, 10th Floor, New York, NY 10016.

Our website is http://www.jumpw.com. The information contained on our website or any third party websites is not a part of this prospectus.

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The Offering

Shares being offered:	A minimum of $ and a maximum of $ of Class A ordinary shares. (1)

Initial offering price:	The purchase price for the shares will be $ per share.

Number of ordinary shares outstanding before the offering:	20,000,000 of our ordinary shares are outstanding as of the date of this prospectus.

Number of ordinary shares outstanding after the offering:(2)

Minimum Offering:         of our Class A ordinary shares and         of our Class B ordinary shares

Maximum Offering without Over-Subscription Option:       of our Class A ordinary shares and            of our Class B ordinary shares.

Maximum Offering with Full Over-Subscription Option: shares of our Class A ordinary shares and shares of our Class B ordinary shares.

Gross proceeds to us, net of underwriting discount but before expenses:(2)

$          , assuming no exercise of the Underwriter’s warrants and completion of the minimum offering.

$       , assuming no exercise of the Underwriter’s warrants and over-subscription option and completion of the maximum offering.

$ , assuming no exercise of the Underwriter’s warrants, full exercise of the over-subscription option and completion of the maximum offering.

Best Efforts:	The Underwriter is selling our Class A ordinary shares on a “best efforts” basis. Accordingly, the Underwriter has no obligation or commitment to purchase any securities. The Underwriter is not required to sell any specific number of dollar amount of Class A ordinary shares but will use its best efforts to sell the Class A ordinary shares offered. We do not intend to close this offering unless we sell at least a minimum number of Class A ordinary shares, at the price per Class A ordinary share set forth on the cover page of this prospectus, to result in sufficient proceeds to list our Class A ordinary shares on the NASDAQ Capital Market.

Closing of Offering:	The offering will terminate upon the earlier of: (i) a date determined by us after which the minimum amount is sold or (ii) 180 days from the effective date of this Registration Statement, unless extended by us for an additional 45 days (“Termination Date”). One or more closings may be conducted after the minimum amount is sold and prior to the Termination Date. In addition, in the event that the maximum amount has been met on or prior to the Termination Date, the Underwriter may exercise the over-subscription option on or prior to the Termination Date to extend the offering for an additional 45 days. Trading on the NASDAQ Capital Market will not start until the Termination Date. Until we sell at least Class A ordinary shares, all investor funds will be held in an escrow account at Signature Bank, New York, New York. See “Escrow Account”. We will not complete this offering unless our application to list on the NASDAQ Capital Market is approved.

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Escrow Account:	The proceeds from the sale of the Class A ordinary shares in this offering will be payable to "Signature Bank Escrow Account" and will be deposited in a separate non-interest bearing bank account (limited to funds received on our behalf) until the minimum offering amount is raised. No interest will be available for payment to either us or the investors (since the funds are being held in a non-interest bearing account). All subscription funds will be held in escrow pending the raising of the minimum offering amount and no funds will be released to us until the completion of the offering. Release of the funds to us is based upon the Escrow Agent (defined below) reviewing the records of the depository institution holding the escrow to verify that the funds received have cleared the banking system prior to releasing the funds to us. All subscription information and subscription funds through wire transfers should be delivered to the Escrow Agent. Failure to do so will result in subscription funds being returned to the investor. If we do not receive a minimum of US$ by , 2018, all funds will be returned to the investors in this offering by noon of the next business day after the termination of the offering, without charge, deduction or interest. Prior to , 2018, in no event will funds be returned to the investors unless the offering is terminated. The investors will only be entitled to receive a refund of their subscription price if we do not raise a minimum of US$ by , 2018. No interest will be paid either to us or to the investors. We have appointed Signature Bank, New York, NY, an independent third party, as our escrow agent, or the "Escrow Agent".

Use of Proceeds:	We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include, investment in product research and development, sales and marketing activities, technology infrastructure, capital expenditures, and corporate purposes including working capital needs. For more information on the use of proceeds, see “Use of Proceeds” on page 53.

(1)	In addition, the Underwriter has been granted an over-subscription option pursuant to which we may sell an additional Class A ordinary shares.

(2)	Assumes the Underwriter’s over-subscription option has not been exercised.

Lock-up	We, all of our directors and officers and certain shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Class A ordinary shares or securities convertible into or exercisable or exchangeable for our Class A ordinary shares for a period of six months or twelve months after the date of this prospectus. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Proposed NASDAQ Symbol:	JMPW

Risk factors:	Investing in our Class A ordinary shares involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 16.

Summary Consolidated Financial and Operating Data

The following summary consolidated financial statements for the years ended December 31, 2016 and 2017 are derived from our consolidated financial statements included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

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Our historical results for any period are not necessarily indicative of results to be expected for any future period. You should read the following summary financial information in conjunction with the consolidated financial statements and related notes and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	For years ended December 31,
	2016	2017
	RMB	RMB	USD
Consolidated Statements of Income Data:
Total revenues	175,814,750	194,318,839	29,866,259
Gross profit	153,545,543	164,152,369	25,229,757
Operating expenses	(116,084,563)	(117,334,863)	(18,034,038)
Income from operations	37,460,980	46,817,506	7,195,719
Other income	3,535,646	3,125,902	480,442
Income taxes expenses	(8,299,194)	(6,692,821)	(1,028,667)
Net income	32,697,432	43,250,587	6,647,494
Earnings per share – basic and diluted	1.63	2.16	0.33
Weighted average number of shares - basic and diluted	20,000,000	20,000,000	20,000,000

	For years ended December 31,
	2016	2017
	RMB	RMB	USD
Consolidated Balance Sheets Data:
Cash and cash equivalents	55,978,166	93,896,374	14,431,608
Total current assets	72,436,536	113,066,743	17,378,040
Total assets	118,083,150	159,782,033	24,558,049
Total current liabilities	40,289,054	58,737,350	9,027,766
Total liabilities	40,289,054	58,737,350	9,027,766
Total shareholders’ equity	77,794,096	101,044,683	15,530,283
Total liabilities and shareholders’ equity	118,083,150	159,782,033	24,558,049

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RISK FACTORS

An investment in our ordinary shares involves significant risks. You should carefully consider all of the information in this prospectus, including the risks and uncertainties described below, before making an investment in our ordinary shares. Any of the following risks could have a material adverse effect on our business, financial condition and results of operations. In any such case, the market price of our ordinary shares could decline, and you may lose all or part of your investment.

Risks Related to Our Business

If we fail to maintain and grow our user base or keep our users engaged through popular games, we will not be able to sustain our growth and our business may be materially and adversely affected.

In order to achieve sustainable growth of our business, we must retain our existing users, attract new users, maximize the network effect of our platform and ultimately improve our monetization. This requires that we consistently launch popular games and release updates for our existing games to keep our users engaged and therefore staying within our platform of games. It also requires that we continue to strengthen the social connectivity of our platform to encourage viral social marketing and enhance user engagement. Despite our efforts in sourcing and developing high-quality games, we cannot guarantee that the games we launch will gain popularity within a short period of time, if at all. Neither can we guarantee that popular games that we operate will continue to sustain their current level of popularity. Users may lose interest in our games over time despite our efforts in offering a diversified portfolio of games and improving or upgrading our existing games. Users may not choose our games or services if our technology becomes unreliable. Users may choose to play games offered by other platforms if those platforms offer better game services or social network opportunities. Our user base may not increase at the rate we anticipate or even decrease. Our failure to effectively expand our user base will materially and adversely affect our business, financial condition, results of operations and growth prospects.

If we fail to monetize our users effectively, our business may suffer.

A substantial majority of the games we publish are free to download and play, adopting an item-based revenue model, and in line with the industry norms, only a small percentage of users who play our games in any period are paying users. As such, in order to sustain our revenue growth, we must effectively monetize our user base by converting active users into paying users and by encouraging paying users to spend more on our games. We invest in user data analysis to better understand our users’ in-game consumption patterns. This allows us to create localized and culturally-adapted editions of overseas games and help refine domestic games, as well as design virtual items that are desirable to mobile users in China and to properly deploy and price them to enhance our monetization. Currently, most of our virtual items are priced between RMB45 and RMB250 per item. The value of the virtual items is dependent on the availability, desirability and popularity of the items. However, spending in our games is discretionary and our users can be sensitive to the price, undermining our ability to convert active users to paying users. To stimulate in-game spending, we need to constantly launch marketing and promotional activities to drive user interest. To further facilitate in-game spending, we must also provide easy, fast and safe payment solutions to our users to facilitate in-game purchasing so they are not discouraged or inconvenienced by online payment processing procedures. If we fail to effectively monetize our users, our business will suffer.

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The market in which we operate is highly competitive. If we are unable to compete effectively against our competitors, our business and operating results may be materially and adversely affected.

We face competition in several major aspects of our business, particularly from companies that publish and operate online games. Our competitors may have substantially more financial, technical and other resources, longer operating histories in businesses such as online games and online advertising, as well as broader product offerings and larger market share. We may be unable to compete successfully against these competitors or new market entrants, which may adversely affect our business and financial performance. The online game industry in China is highly competitive, which is characterized by the frequent introduction of new products and services, short product life cycles, evolving industry standards, rapid adoption of technological and product advancements, as well as price sensitivity on the part of users. In addition, our mobile game business faces competition from other entertainment formats and mobile apps and content, such as mobile music, mobile books and social network services. If we are not able to effectively compete in one or more of our business lines, our overall user base and level of user engagement may decrease, which could reduce the number of our paying users and make us less attractive to game developers, and other business partners. If we fail to compete effectively, our market share may decrease and our results of operations may be materially and adversely affected.

A small number of games generated a substantial amount of our revenues, if we fail to launch new popular games or extend the life cycle of our existing top grossing games, we may not be able to maintain or grow our revenue and our financial results could be adversely affected.

We currently generate about 89.9% of our revenue from 300 Heroes. We launched 300 Heroes in 2012, and we cannot guarantee how long it will continue to sustain its current level of popularity. To maximize this game’s lifespan, we need to continually improve and update it on a timely basis with new features that appeal to existing game players and attract new game players, and market these new features. Despite our efforts to improve 300 Heroes, our game players may nevertheless lose interest in the game over time. Failing to extend the life of our top-grossing games will materially and adversely affect our revenue growth and financial results. Furthermore, if there are any interruptions in 300 Heroes’ operation due to unexpected server interruptions, network failures or other factors, game players may be prevented or deterred from making in-game purchases, which may also adversely affect our revenue growth and financial results.

Therefore, we must identify and launch new games that can potentially gain widespread popularity and become additional revenue growth drivers. However, it is difficult to consistently anticipate user preference on a large scale. While we continue to invest significant resources in the launch of new games, we cannot be sure that new games, game editions or updates will be popular among our users and become profitable, nor can we predict whether our competitors will introduce more popular games catering to our target demographic, any of which could adversely affect our revenue growth and financial results. In addition, we will not generate any revenue from a new game until it enters public testing stage. However, we cannot be sure that we will be able to meet our timetable for new game launches. A number of factors, including technical difficulties, lack of sufficient game development personnel and other resources, and adverse developments in our relationship with licensors of licensed games could result in a delayed launch of our new games.

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Our new games may attract players away from our existing games, which may have a material adverse effect on our business, financial conditions, results of operations and prospects.

Our new games may attract players away from our existing games and shrink the player base of our existing games, which could in turn make those existing games less attractive to other players, resulting in decreased revenue from our existing games. Players of our existing games may also spend less money purchasing virtual items and premium features in our existing games than they would have spent if they had continued playing our existing games without the introduction of new games. The occurrence of any of the above may have a material adverse effect on our business, financial condition, results of operations and prospects. Our new games may attract players away from our existing games. If we fail to capture and retain a significant portion of online game players, our business, financial condition, results of operations and prospects will be materially and adversely affected.

We work with third-party channels to distribute our games. Our business and results of operations may be materially and adversely affected if they breach their obligations to us or if we fail to maintain relationships with a sufficient number of distribution channels.

In addition to operating our games independently, we publish our games through third-party distribution channels, including application stores, online entertainment platforms and other channels. We rely on these third parties to promote and publish our games, record gross billings, maintain the security of their channels to prevent fraudulent activities, provide a certain portion of user services and process payments from users. We may be negatively impacted if these third-party channels fail to effectively promote our games or otherwise fulfill their obligations to us or if they do not obtain or maintain relevant government licenses to distribute our games. If our collaboration with a major third-party platform terminates for any reason, we may not be able to find a replacement in a timely manner and the distribution of our games may be adversely affected. Any failure on our part to maintain good relationships with a sufficient number of popular distribution channels could cause the number of our game downloads and activations to decrease, which will have a material adverse effect on our business, financial condition and results of operations.

If we fail to maintain and enhance our capabilities for porting games to a broad array of mobile devices, particularly those running the Android operating system, our revenue and financial results could suffer.

Unlike the Apple ecosystem in which Apple controls both the device (iPhone, iPod Touch and iPad) and the storefront (Apple's App Store), the Android ecosystem is highly fragmented since a large number of OEM manufacturers sell Android-based devices that run a variety of versions of the Android operating system, and there are many Android-based application stores. For us to sell our games to the widest possible audience of Android users, we must port our games to a significant number of Android-based devices that are commercially available, many of which have different technical requirements. The additional costs incurred could harm our business, operating results and financial condition. In addition, we must continue to increase the efficiency of our porting processes or it may take us longer to port games to an equivalent number of devices, which would negatively impact our margins. If we fail to maintain or enhance our porting capabilities, our revenue and financial results could suffer.

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Our ability to monetize our users is subject to third-party payment processing-related risks.

We offer our users a variety of mobile payment solutions available in China, including direct billing by banks and payment through third-party partners. We rely on payment channel partners to provide payment processing services to our users, which subject us to payment collection issues that are beyond our control, or even fraud and other illegal activities in connection with these various payment methods.

Our payment channel partners are entitled to a prescribed percentage of the gross billings charged to our users. If these partners fail to remit to us the proceeds collected from our users in a timely fashion or at all or if these platforms become unwilling or unable to provide these services to us or if their service quality deteriorates, our business could be disrupted. Our payment channel partners are also subject to various rules, regulations and requirements, regulatory or otherwise, governing electronic funds transfers, which could change or be reinterpreted to make it difficult or impossible for them to comply with. If our payment channel partners fail to comply with these rules or requirements, they may be subject to fines and higher transaction fees and lose their ability to accept credit and debit card payments, process electronic funds transfers or facilitate other types of online payments from our users. This would materially and adversely affect our ability to monetize our users.

Our limited operating history makes it difficult to evaluate our future prospects and results of operations.

We have a limited operating history under our current business model upon which to evaluate the viability and sustainability of our business. We commenced operations of our first game in 2013. Accordingly, you should consider our future prospects in light of the risks and uncertainties experienced by early stage companies in evolving industries, such as the online game industry in China. Some of these risks and uncertainties relate to our ability to:

•	retain existing users, attract new users and increase user activity and monetization;

•	maintain and expand our distribution and payment channels;

•	upgrade our technology and infrastructure to support increased traffic and expanded offerings of products and services;

•	anticipate and adapt to changing user preferences;

•	adapt to competitive market conditions;

•	maintain adequate control of our expenses; and

•	attract and retain qualified personnel.

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If we are unsuccessful in addressing any of these risks and uncertainties, our business may be materially and adversely affected.

We may become a party to litigation and regulatory inquiries, which could result in an unfavorable outcome and have an adverse effect on our business, financial condition, results of operation and cash flows.

We may become subject to future legal proceedings, claims and regulatory inquiries that arise out of the ordinary conduct of our business, and additional claims and inquiries may arise in the future. In addition, events may occur that give rise to a potential risk of litigation. The number and significance of regulatory inquiries have increased as our business has grown and evolved. Any proceedings, claims or inquiries initiated by or against us, whether successful or not, may be time consuming, result in costly litigation, damage awards, consent decrees, injunctive relief or increased costs of doing business, require us to change our business practices or products, require significant amounts of management time, result in diversion of significant operations resources or otherwise harm our business and future financial results.

Any failure or significant interruption in our technology infrastructure could impact our operations and harm our business.

Our technology infrastructure is critical to the performance of our games and to user satisfaction. Some elements of our technology infrastructure are maintained by third parties that we do not control. We have experienced, and may in the future experience, website disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors and capacity constraints. If a particular game is unavailable when users attempt to access it, users may stop playing the game and may be less likely to return to the game as often, if at all. A failure or significant interruption in our game service would harm our reputation and operations. We expect to continue to make significant investments in our technology infrastructure to maintain and improve all aspects of user experience and game performance. To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. We do not maintain insurance policies covering losses relating to our technology infrastructure and we do not have business interruption insurance, and our business and operations may suffer adverse effects as a result.

We may not be able to prevent others from unauthorized use of our intellectual property, which could harm our business and competitive position.

We regard our copyrights, trademarks, domain names, know-how, proprietary technologies and similar intellectual property as critical to our success, and we rely on a combination of intellectual property laws and contractual arrangements, including confidentiality, invention assignment and non-compete agreements with our employees and others to protect our proprietary rights. We cannot assure you that any of our intellectual property rights would not be challenged, invalidated, circumvented or misappropriated, or such intellectual property will be sufficient to provide us with competitive advantages.

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It is often difficult to register, maintain and enforce intellectual property rights in China. Statutory laws and regulations are subject to judicial interpretation and enforcement and may not be applied consistently due to the lack of clear guidance on statutory interpretation. Confidentiality, invention assignment and non-compete agreements may be breached by counterparties, and there may not be adequate remedies available to us for any such breach. Accordingly, we may not be able to effectively protect our intellectual property rights or to enforce our contractual rights in China. Preventing any unauthorized use of our intellectual property is difficult and costly and the steps we take may be inadequate to prevent the misappropriation of our intellectual property. In the event that we resort to litigation to enforce our intellectual property rights, such litigation could result in substantial costs and a diversion of our managerial and financial resources. We can provide no assurance that we will prevail in such litigation. In addition, our trade secrets may be leaked or otherwise become available to, or be independently discovered by, our competitors. To the extent that our employees or consultants use intellectual property owned by others in their work for us, disputes may arise as to the rights in related know-how and inventions. Any failure in protecting or enforcing our intellectual property rights could have a material adverse effect on our business, financial condition and results of operations.

We may be subject to intellectual property infringement claims, which may be expensive to defend and may disrupt our business and operations.

We cannot be certain that our operations or any aspects of our business do not or will not infringe upon or otherwise violate trademarks, patents, copyrights, know-how or other intellectual property rights held by third parties. We may be from time to time in the future subject to legal proceedings and claims relating to the intellectual property rights of others. In addition, there may be third-party trademarks, patents, copyrights, know-how or other intellectual property rights that are infringed by our products, services or other aspects of our business without our awareness. Holders of such intellectual property rights may seek to enforce such intellectual property rights against us in China, the United States or other jurisdictions. If any third-party infringement claims are brought against us, we may be forced to divert management’s time and other resources from our business and operations to defend against these claims, regardless of their merits.

Additionally, the application and interpretation of China’s intellectual property right laws and the procedures and standards for granting trademarks, patents, copyrights, know-how or other intellectual property rights in China are still evolving and are uncertain, and we cannot assure you that PRC courts or regulatory authorities would agree with our analysis. If we were found to have violated the intellectual property rights of others, we may be subject to liability for our infringement activities or may be prohibited from using such intellectual property, and we may incur licensing fees or be forced to develop alternatives of our own. As a result, our business and results of operations may be materially and adversely affected.

We may hire additional personnel to expand our development team and technical support team as the Company grows. To the extent these employees are involved in the development of content or technology similar to ours at their former employers, we may become subject to claims that these employees or us have appropriated proprietary information or intellectual property rights of the former employers of our employees. If we fail to successfully defend such claims against us, we may be exposed to liabilities which could have a material adverse effect on our business.

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Breaches of security measures of our website, games and third-party payment systems and unintended disclosures of user and game data may materially and adversely affect our reputation and business.

As we conduct our business, we process, store and analyze personal information and other data. We rely on proprietary encryption and authentication technology to provide the security and authentication necessary to enable secure transmission of confidential user information, including user name and password. However, our security controls over user and game data may not prevent the improper disclosure of personally identifiable information. A party who is able to circumvent these security measures could misappropriate proprietary information or cause interruptions in our operations. A security breach that leads to disclosure of user account information, including mobile numbers or other personally identifiable information, could harm our reputation. Our actual or perceived failure to comply with governmental regulation and other legal obligations related to user privacy could harm our business. We may be required to expend significant capital and other resources to prevent such security breaches or to alleviate problems caused by such breaches.

In addition, secure transmission of confidential information, such as users' debit and credit card numbers and expiration dates, personal information and billing addresses, over public networks, including our website, is essential for maintaining user confidence. We do not have control over the security measures of our third-party payment platform partners, and their security measures may not be adequate at present or may not be adequate with the expected increased usage of online payment systems. We could be exposed to litigation and possible liability if we fail to safeguard confidential user information, which could harm our reputation and our ability to attract or retain users and may have a material adverse effect on our business.

Undetected programming errors or defects in our online games could harm our reputation and materially and adversely affect our results of operations.

Our online games are subject to frequent improvement and updates, and may contain bugs or flaws that may become apparent only after the updated applications are accessed by mobile users, particularly as we launch new updates under tight time constraints. From time to time, our users may inform us of programming bugs affecting their experience, and we are generally able to resolve such flaws promptly. However, if for any reason, programming bugs or flaws are not resolved in a timely fashion, we may lose some of our users and our revenues will be affected negatively, and our reputation and market acceptance of our online games may also be harmed.

Unauthorized character enhancements, other hacking or cheating activities in our virtual worlds could harm our online business and reputation and materially and adversely affect our results of operations.

With the increase of the number of game users in China, game operators have increasingly encountered problems arising from the use of unauthorized character enhancements, theft of user account information and other hacking or cheating activities. Continued occurrences of unauthorized character enhancements, other hacking or cheating activities in our games will harm user experience, which may negatively impact the image of our games and users' perception of their reliability, reduce our user number and in-game spending, shorten the life span of the games and adversely affect our results of operations.

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The successful operation of our business depends on the performance and reliability of the Internet infrastructure and telecommunications networks in China.

Our game operation and distribution depends on the performance and reliability of the Internet infrastructure in China. Almost all access to the Internet is maintained through state-owned telecommunication operators under the administrative control and regulatory supervision of the Ministry of Industry and Information Technology (MIIT). In addition, the national networks in China are connected to the Internet through international gateways controlled by the PRC government. These international gateways are the only channels through which a domestic user can connect to the Internet. We may not have access to alternative networks in the event of disruptions, failures or other problems with China's Internet infrastructure.

The mobile network in China is operated by three mobile carriers, all of which are controlled by the PRC government. Mobile coverage may not be reliable, and any disruption in the operation of the mobile carriers may have a negative impact on our users' ability to download and activate our games, as well as their gameplay and payment experience. There is no assurance that China's mobile network infrastructure will continue to improve and further support the operation and expansion of our business.

Any failure to maintain the satisfactory performance, reliability, security and availability of our network and computer infrastructure may cause significant harm to our business operation and the distribution of our games. Any server interruptions, break-downs or system failures, including failures which may be attributable to events within or outside our control that could result in a sustained shutdown of all or a material portion of our services, could adversely impact our ability to operate our games and service our users and lead to user attrition and revenue reduction. Our network systems are also vulnerable to damage from computer viruses, fire, flood, earthquake, power loss, telecommunications failures, computer hacking and other similar events.

A severe or prolonged downturn in the Chinese or global economy could materially and adversely affect our business and financial condition.

Any prolonged slowdown in the Chinese or global economy may have a negative impact on our business, results of operations and financial condition. There is considerable uncertainty over the long-term effects of the expansionary monetary and fiscal policies adopted by the central banks and financial authorities of some of the world’s leading economies, including the United States and China. There have also been concerns over unrest in Ukraine, the Middle East and Africa, which have resulted in volatility in financial and other markets. There have also been concerns about the economic effect of the tensions in the relationship between China and surrounding Asian countries. Adverse economic conditions could also reduce the number of customers and interests in our services and products. Should any of these situations occur, our net revenues will decline, and our business and financial conditions will be negatively impacted. Additionally, continued turbulence in the international markets may adversely affect our ability to access the capital markets to meet liquidity needs.

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We operate in a new and rapidly changing industry, which makes it difficult to evaluate our business and prospects. Our ability to generate revenue could suffer if the PRC gaming market does not develop as anticipated.

The growth of the online gaming industry in China and the level of demand and market acceptance of our games are subject to a high degree of uncertainty. Our future operating results depend on numerous factors affecting the online gaming industry, many of which are beyond our control. Our ability to formulate and execute publishing, distribution and marketing strategies will be significantly affected by our ability to anticipate and adapt to relatively rapid changes in the tastes and preferences of our current and potential users. New and different types of entertainment may increase in popularity at the expense of online games. A decline in the popularity of online games in particular would harm our business and prospects.

As China's market for online games has evolved rapidly in recent years, it is extremely difficult to accurately predict user acceptance and demand for our existing and potential new games, and the future size, composition and growth of this market. Given the limited history and rapidly evolving nature of the market for online games, we cannot predict how much our users will be willing to spend on in-game purchases or whether users will have concerns over security, reliability, cost and quality of service associated with online games. If acceptance of our games is different than anticipated, our ability to maintain or increase our revenues and profits could be materially and adversely affected.

Our business depends on the continued efforts of our senior management. If one or more of our key executives were unable or unwilling to continue in their present positions, our business may be severely disrupted.

Our business operations depend on the continued services of our senior management, particularly the executive officers named in this prospectus. While we plan to provide different incentives to our management, we cannot assure you that we can continue to retain their services. If one or more of our key executives were unable or unwilling to continue in their present positions, we may not be able to replace them easily or at all, our future growth may be constrained, our business may be severely disrupted and our financial condition and results of operations may be materially and adversely affected, and we may incur additional expenses to recruit, train and retain qualified personnel. In addition, although we generally have confidentiality and non-competition provisions in the employment agreements with our management or enter into stand-alone confidentiality agreement and non-competition agreement with our management, there is no assurance that any member of our management team will not join our competitors or form a competing business. If any dispute arises between our current or former officers and us, we may have to incur substantial costs and expenses in order to enforce such agreements in China or we may be unable to enforce them at all.

We rely on highly skilled personnel. If we are unable to retain or motivate them or hire additional qualified personnel, we may not be able to grow effectively.

Our performance and future success depend on the talents and efforts of highly skilled individuals, especially art design, research and development and operation maintenance personnel. We will need to continue to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in the online games industry for qualified employees is intense. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees. Since the demand and competition for talent is intense in our industry, particularly for online game development personnel, engineers and related technical personnel, we may need to offer higher compensation and other benefits in order to attract and retain key personnel in the future, which could increase our compensation expenses. If we do not succeed in attracting additional highly skilled personnel or retaining or motivating our existing personnel, we may be unable to grow effectively.

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Increases in labor costs in the PRC may adversely affect our business and results of operations.

The economy in China has experienced increases in inflation and labor costs in recent years. As a result, average wages in the PRC are expected to continue to increase. In addition, we are required by PRC laws and regulations to pay various statutory employee benefits, including pension, housing fund, medical insurance, work-related injury insurance, unemployment insurance and maternity insurance to designated government agencies for the benefit of our employees. The relevant government agencies may examine whether an employer has made adequate payments to the statutory employee benefits, and those employers who fail to make adequate payments may be subject to late payment fees, fines and/or other penalties. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to control our labor costs or pass on these increased labor costs to our users by increasing the fees of our services, our financial condition and results of operations may be adversely affected.

We have limited insurance coverage which could expose us to significant costs and business disruption.

Other than insurance for key employees and social welfare insurance in accordance with the relevant laws and regulations in the PRC, we have not purchased any insurance to cover our assets, property and business. If we were to incur substantial losses or liabilities due to fire, explosions, floods, a wide range of other natural disasters or accidents or business interruption, our results of operations could be materially and adversely affected.

Our results of operations are subject to substantial quarterly fluctuations due to seasonality.

We experience seasonality in our business, and as a result, comparing our operating results on a period-to-period basis may not be meaningful. For example, users typically spend less time playing our games in the second and fourth quarters of each year, which have fewer public holidays and school breaks than the first and third quarters of each year. Since a significant portion of our users are students, and as the new school year begins in the third quarter of each year, which limits students’ access to computers and the Internet, we may experience a reduction in active users during such period and therefore our financial results may be adversely affected.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly and annual results of operations, including the levels of our net revenues, expenses, net (loss)/income and other key metrics, may vary significantly in the future due to a variety of factors, some of which are outside of our control, and period-to-period comparisons of our operating results may not be meaningful, especially given our limited operating history. Accordingly, the results for any one quarter or any one year are not necessarily an indication of future performance. Fluctuations in quarterly and/or annual results may adversely affect the price of our ordinary shares. Factors that may cause fluctuations in our quarterly and annual financial results include:

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•	our ability to attract new customers and maintain relationships with existing customers;

•	changes in our products and services offered and introduction of new services and products;

•	the amount and timing of operating expenses related to marketing and the maintenance and expansion of our business, operations and infrastructure;

•	network outages or security breaches;

•	general economic, industry and market conditions; and

•	the timing of expenses related to the development or acquisition of technologies or businesses.

In addition, we experience seasonality in our business, reflecting traditional personal consumption patterns. Our results of operations could be affected by such seasonality in the future.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares may decline.

As a public company, we will be required to maintain internal control over financial reporting and to report any material weaknesses in such internal control. In addition, in the future, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. In addition, our independent registered public accounting firm will be required to attest to the effectiveness of our internal control over financial reporting beginning with our annual report on Form 20-F following the date on which we are no longer an “emerging growth company,” which may be up to five full years following the date of this offering. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting when required, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Ordinary Shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission, or the SEC, or other regulatory authorities, which could require additional financial and management resources.

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We may need additional capital, and financing may not be available on terms acceptable to us, or at all.

There is no guarantee that in the future we will generate enough profits to support our business. Although we believe that our anticipated cash flows from operating activities, together with cash on hand and additional capital contributions we expect to receive from existing investors, will be sufficient to meet our anticipated working capital requirements and capital expenditures in the ordinary course of business for the next twelve months, we cannot assure you this will be the case. We may need additional cash resources in the future if we experience changes in business conditions or other developments. We may also need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition, capital expenditure or similar actions. If we determine that our cash requirements exceed the amount of cash and cash equivalents we have on hand at the time, we may seek to issue equity or debt securities or obtain credit facilities. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

From time to time we may evaluate and potentially consummate strategic investments or acquisitions, which could require significant management attention, disrupt our business and adversely affect our financial results.

We may evaluate and consider strategic investments, combinations, acquisitions or alliances to further increase the value of our marketplace and better serve borrowers and investors. These transactions could be material to our financial condition and results of operations if consummated. If we are able to identify an appropriate business opportunity, we may not be able to successfully consummate the transaction and, even if we do consummate such a transaction, we may be unable to obtain the benefits or avoid the difficulties and risks of such transaction.

Strategic investments or acquisitions will involve risks commonly encountered in business relationships, including:

•	difficulties in assimilating and integrating the operations, personnel, systems, data, technologies, products and services of the acquired business;

•	inability of the acquired technologies, products or businesses to achieve expected levels of revenue, profitability, productivity or other benefits;

•	difficulties in retaining, training, motivating and integrating key personnel;

•	diversion of management’s time and resources from our normal daily operations;

•	difficulties in maintaining uniform standards, controls, procedures and policies within the combined organizations;

•	difficulties in retaining relationships with customers, employees and suppliers of the acquired business;

•	risks of entering markets in which we have limited or no prior experience;

•	regulatory risks, including remaining in good standing with existing regulatory bodies or receiving any necessary pre-closing or post-closing approvals, as well as being subject to new regulators with oversight over an acquired business;

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•	assumption of contractual obligations that contain terms that are not beneficial to us, require us to license or waive intellectual property rights or increase our risk for liability;

•	failure to successfully further develop the acquired technology;

•	liability for activities of the acquired business before the acquisition, including intellectual property infringement claims, violations of laws, commercial disputes, tax liabilities and other known and unknown liabilities;

•	potential disruptions to our ongoing businesses; and

•	unexpected costs and unknown risks and liabilities associated with strategic investments or acquisitions.

We may not make any investments or acquisitions, or any future investments or acquisitions may not be successful, may not benefit our business strategy, may not generate sufficient revenues to offset the associated acquisition costs or may not otherwise result in the intended benefits. In addition, we cannot assure you that any future investment in or acquisition of new businesses or technology will lead to the successful development of new or enhanced products and services or that any new or enhanced products and services, if developed, will achieve market acceptance or prove to be profitable.

Risks Related to Our Corporate Structure

If the PRC government deems that the contractual arrangements in relation to our consolidated variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Foreign ownership of certain businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (except e-commerce) and any such foreign investor must have experience in providing value-added telecommunications services overseas and maintain a good track record in accordance with the Guidance Catalog of Industries for Foreign Investment promulgated in 2007, as amended in 2011, in 2015 and in 2017, respectively, and other applicable laws and regulations.

We are a Cayman Islands company and our PRC subsidiary is considered a foreign invested enterprise. To comply with PRC laws and regulations, we conduct our operations in China through a series of contractual arrangements entered into among WFOE, Jump Network and the shareholders of Jump Network. As a result of these contractual arrangements, we exert control over Jump Network and consolidate its operating results in our financial statements under U.S. GAAP. It is uncertain whether any new PRC laws, rules or regulations relating to variable interest entity structures will be adopted or if adopted, what they would provide.

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In August 2011, the Ministry of Commerce, or MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or Circular No. 6, promulgated on February 3, 2011. Under these rules, a security review by MOFCOM is required for foreign investors’ mergers and acquisitions that have “national defense and security” implications and mergers and acquisitions by which foreign investors may acquire “de facto control” of domestic enterprises that have “national security” implications. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that online game businesses fall within the scope of transactions subject to security review. We do not believe we are required to submit our existing contractual arrangement to MOFCOM for a security review. However, as there is a lack of clear statutory interpretation regarding the implementation of the rules, there is no assurance that MOFCOM will have the same view as we do when applying these national security review-related circulars and rules.

On September 28, 2009, the PRC General Administration of Press and Publication, or GAPP, which was consolidated with the State Administration of Radio, Film and Television and currently known as the State Administration of Press, Publication, Radio, Film and Television, or the SAPPRFT, together with the National Copyright Administration, and National Office of Combating Pornography and Illegal Publications jointly issued a Circular on Implementation of the Regulation on the Three Provisions of the State Council and the Relevant Interpretations and Further Strengthening of the Administration of Pre-examination and Approval of Online Game and the Examination and Approval of Imported Online Game, or the GAPP Notice. The GAPP Notice provides, among other things, that foreign investors are not permitted to invest in online game operating businesses in China via wholly owned, equity joint venture or cooperative joint venture investments, and expressly prohibits foreign investors from gaining control over or participating in PRC operating companies’ online game operations through indirect ways, such as establishing other joint venture companies, entering into contractual arrangements with or providing technical support for such operating companies, or through a disguised form, such as incorporating user registration, user account management or payment through game cards into online gaming platforms that are ultimately controlled or owned by foreign investors. We are not aware of any online game companies adopting the same or similar contractual arrangements as ours having been penalized or ordered to be terminated since the GAPP Notice first became effective. Due to the ambiguity among various regulations on online games and a lack of interpretative materials from the relevant PRC authorities governing online game operations, there are uncertainties regarding whether PRC authorities would consider our corporate structure and contractual arrangements to be foreign investment in online game operation businesses. If our contractual arrangements were deemed to be such an “indirect means” or “disguised form” under the GAPP Notice, our contractual arrangements may be challenged by the SAPPRFT. If we, our PRC subsidiary or VIEs are found to be in violation of the GAPP Notice to operate our online games, the SAPPRFT, in conjunction with relevant regulatory authorities, would have the power to investigate and deal with such violations, including in the most serious cases where relevant licenses and registrations would be suspended or revoked.

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There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations and there can be no assurance that the PRC government will ultimately take a view that is consistent with the opinion of our PRC counsel.

We rely on contractual arrangements with our consolidated variable interest entity and its shareholders for our business operations, which may not be as effective as direct ownership in providing operational control.

We have relied and expect to continue to rely on contractual arrangements with Jump Network and its shareholders to operate our business. These contractual arrangements may not be as effective as direct ownership in providing us with control over our consolidated variable interest entity. For example, our consolidated variable interest entity and its shareholders could breach their contractual arrangements with us by, among other things, failing to conduct its operations, including maintaining our website and using the domain names and trademarks, in an acceptable manner or taking other actions that are detrimental to our interests.

If we had direct ownership of Jump Network, we would be able to exercise our rights as a shareholder to effect changes in the board of directors of Jump Network, which in turn could implement changes, subject to any applicable fiduciary obligations, at the management and operational level. However, under the current contractual arrangements, we rely on the performance by our consolidated variable interest entity and its shareholders of their obligations under the contracts to exercise control over our consolidated variable interest entity. The shareholders of our consolidated variable interest entity may not act in the best interests of the Company or may not perform their obligations under these contracts. Such risks exist throughout the period in which we intend to operate our business through the contractual arrangements with our consolidated variable interest entity. Although we have the right to replace any shareholder of our consolidated variable interest entity under the contractual arrangement, if any shareholder of our consolidated variable interest entity is uncooperative or any dispute relating to these contracts remains unresolved, we will have to enforce our rights under these contracts through the operations of PRC laws and arbitration, litigation and other legal proceedings and therefore will be subject to uncertainties in the PRC legal system. Therefore, our contractual arrangements with our consolidated variable interest entity may not be as effective in ensuring our control over the relevant portion of our business operations as direct ownership would be.

Any failure by our consolidated variable interest entity or its shareholders to perform their obligations under our contractual arrangements with them would have a material adverse effect on our business.

If our consolidated variable interest entity or its shareholders fail to perform their respective obligations under the contractual arrangements, we may have to incur substantial costs and expend additional resources to enforce such arrangements.

We may also have to rely on legal remedies under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective under PRC laws. For example, if the shareholders of Jump Network were to refuse to transfer their equity interest in Jump Network to us or our designee if we exercise the purchase option pursuant to these contractual arrangements, or if they were otherwise to act in bad faith toward us, then we may have to take legal actions to compel them to perform their contractual obligations.

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All the agreements under our contractual arrangements are governed by PRC laws and provide for the resolution of disputes through arbitration in China. Accordingly, these contracts would be interpreted in accordance with PRC laws and any disputes would be resolved in accordance with PRC legal procedures. The legal system in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. Meanwhile, there are very few precedents and little formal guidance as to how contractual arrangements in the context of a consolidated variable interest entity should be interpreted or enforced under PRC laws. There remain significant uncertainties regarding the ultimate outcome of such arbitration should legal action become necessary. In addition, under PRC laws, rulings by arbitrators are final and parties cannot appeal arbitration results in court unless such rulings are revoked or determined unenforceable by a competent court. If the losing parties fail to carry out the arbitration awards within a prescribed time limit, the prevailing parties may only enforce the arbitration awards in PRC courts through arbitration award recognition proceedings, which would require additional expenses and delay. In the event that we are unable to enforce these contractual arrangements, or if we suffer significant delay or other obstacles in the process of enforcing these contractual arrangements, we may not be able to exert effective control over our consolidated variable interest entity, and our ability to conduct our business may be negatively affected.

The shareholders of our consolidated variable interest entity may have potential conflicts of interest with us, which may materially and adversely affect our business and financial condition.

The equity interests of Jump Network are held by its shareholders. Their interests in Jump Network may differ from the interests of the Company as a whole. These shareholders may breach, or cause our consolidated variable interest entity to breach, the existing contractual arrangements we have with them and our consolidated variable interest entity, which would have a material adverse effect on our ability to effectively control our consolidated variable interest entity and receive economic benefits from it. For example, the shareholders may be able to cause our agreements with Jump Network to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of the Company or such conflicts will be resolved in our favor.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and the Company, except that we could exercise our purchase option under the Exclusive Call Option Agreement with these shareholders to request them to transfer all of their equity interests in Jump Network and all assets of Jump Network to a PRC entity or individual designated by us, to the extent permitted by PRC laws. If we cannot resolve any conflict of interest or dispute between us and the shareholders of Jump Network, we would have to rely on legal proceedings, which could result in the disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings.

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Contractual arrangements in relation to our consolidated variable interest entity may be subject to scrutiny by the PRC tax authorities and they may determine that we or our PRC consolidated variable interest entity owe additional taxes, which could negatively affect our financial condition and the value of your investment.

Under applicable PRC laws and regulations, arrangements and transactions among related parties may be subject to audit or challenge by the PRC tax authorities within ten years after the taxable year when the transactions are conducted. The PRC Enterprise Income Tax Law (the “EIT Law”) requires every enterprise in China to submit its annual enterprise income tax return together with a report on transactions with its related parties to the relevant tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. We may face material and adverse tax consequences if the PRC tax authorities determine that the contractual arrangements between the WFOE, our wholly-owned subsidiary in China, our consolidated variable interest entity in China, and the shareholders of Jump Network were not entered into on an arm’s length basis in such a way as to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, and adjust Jump Network’s income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions recorded by Jump Network for PRC tax purposes, which could in turn increase its tax liabilities without reducing WFOE’s tax expenses. In addition, if WFOE requests the shareholders of Jump Network to transfer their equity interests in Jump Network and/or the assets of Jump Network at nominal or no value pursuant to these contractual arrangements, such transfer could be viewed as a gift and subject WFOE to PRC income tax. Furthermore, the PRC tax authorities may impose late payment fees and other penalties on Jump Network for the adjusted but unpaid taxes according to the applicable regulations. Our financial position could be materially and adversely affected if our consolidated variable interest entity’s tax liabilities increase or if it is required to pay late payment fees and other penalties.

We may lose the ability to use and enjoy assets held by our consolidated variable interest entity that are material to the operation of our business if the entity goes bankrupt or becomes subject to a dissolution or liquidation proceeding.

Our consolidated variable interest entity holds certain assets that are material to the operation of our business. Under the contractual arrangements, our consolidated variable interest entity may not and its shareholders may not cause it to, in any manner, sell, transfer, mortgage or dispose of its assets or its legal or beneficial interests in the business without our prior consent. However, in the event our consolidated variable interest entity’s shareholders breach the these contractual arrangements and voluntarily liquidate our consolidated variable interest entity, or our consolidated variable interest entity declares bankruptcy and all or part of its assets become subject to liens or rights of third-party creditors, or are otherwise disposed of without our consent, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If our consolidated variable interest entity undergoes a voluntary or involuntary liquidation proceeding, independent third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, financial condition and results of operations.

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The equity pledge under the Equity Pledge Agreement between WFOE and the Jump Network shareholders may not be approved by AIC, in which case, WFOE may not be able to enforce the Equity Pledge Agreement.

Pursuant to applicable PRC laws and regulations, the equity pledges of the Jump Network shareholders under their respective Equity Pledge Agreement must be registered with the relevant government authorities in order for such equity pledges to be enforceable under PRC Law. However, such registration may not be approved by the AIC. In such case, WFOE may not be able to enforce the Equity Pledge Agreement.

Currently, the shareholders of Jump Network have pledged all their equity interest to WFOE and there is no more equity interest available for pledge. However, the Jump Network shareholders may increase registered capital and cause Jump Network to issue additional shares. If the shareholders contribute more registered capital to Jump Network in the future, the increased registered capital shall also be pledged to WFOE. However, every pledge must be registered at the competent AIC, and there is no assurance that the pledge of increased registered capital, if any, will be approved by the AIC.

Further, the Equity Pledge Agreement with Jump Network Shareholders provides that the pledged equity interests constitute security for all of the payment obligations of the VIE Agreements and the shareholders under the contractual arrangements. However, it is possible that a PRC court may take the position that the amount indicated on the equity pledge registration documents filed with the local branch of the SAIC represents the full debt amount that the pledge secures. If this is the case, the obligations that are supposed to be secured in these equity interest pledge agreements in excess of the amount indicated on the equity pledge registration documents could be determined by the PRC court as unsecured debt, in which case the protection of our interest in the VIE’s payments to us is limited.

In the event that WFOE are unable to enforce the Equity Pledge Agreement, or if WFOE suffer significant time delays or other obstacles in the process of enforcing the Equity Pledge Agreement, it would be very difficult to exert effective control over VIE, and our ability to conduct our business and our financial condition and results of operations may be materially and adversely affected.

Risks Related to Doing Business in China

If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

On June 3, 2010, the PRC Ministry of Culture, or the MOC, issued the Provisional Measures for Administration of Online Games (the “Online Game Measures”), which came into effect on August 1, 2010 and was further amended on December 15, 2017. The Online Game Measures are intended to strengthen the MOC's supervision over online games. Pursuant to the Online Game Measures, the MOC is responsible for the review and regulation of online games, both imported and domestically developed. With respect to a domestic online game, a record filing must be made with the MOC within 30 days from the commencement of its online operation.

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We have completed record filing of all of our online games we currently operate. However, we may not be able to receive approval or complete the record filing of games we operate in the future in a timely manner, or at all. In that case, the MOC may, among other things, order us to rectify the situation, levy fines of up to RMB30,000 against us, confiscate our income generated from the approved and/or recorded games during the non-compliance period and/or restrict or suspend our operation of such games or our online game business as a whole, including revoking the Internet Culture Operation License. Any such disruption in business operations would materially and adversely affect our financial condition and results of operations.

Past incidents of non-compliance may subject us to fines and other administrative penalties, which may materially and adversely affect our business and reputation. In addition, the suspension of the operation of our games or our other online product offerings due to similar non-compliance in the future may materially and adversely affect our ability to retain our users.

If we fail to obtain pre-approval from SAPPRFT before launch of our games in a timely manner, we will not be able to launch new games as scheduled.

Publishing and commercial launch of online games is subject to pre-approval by the SAPPRFT; commercial launch of domestic online games is subject to post-filing obligation with the MOC and that of imported online games is also subject to pre-approval by the MOC. Therefore, online games operated by us shall undertake the pre-approval and/or filing procedures with the SAPPRFT and the MOC, respectively. Going forward, if any online games operated or to be operated on our platforms fail to complete such pre-approval filing procedures in time, or at all, these games may not be allowed to be released or may be ordered to be suspended or cease operation, and the PRC Consolidated Affiliated Entities may suffer certain adverse effect, including loss of revenue.

Compliance with the laws or regulations governing virtual currency may result in us having to obtain additional approvals or licenses or change our current business model.

In January 2007, the Ministry of Public Security, the MOC, the MIIT and the GAPP jointly issued a circular regarding online gambling having implications for the use of virtual currency. To curtail games that involve online gambling, as well as address concerns that virtual currency could be used for money laundering or illicit trade, the circular (i) prohibits online game operators from charging commissions in the form of virtual currency in relation to winning or losing of games; (ii) requires online game operators to impose limits on the use of virtual currency in guessing and betting games; (iii) bans the conversion of virtual currency into real currency or property; and (iv) prohibits services that enable players to transfer virtual currency to other players. In February 2007, fourteen PRC regulatory authorities jointly promulgated a circular to further strengthen the oversight of Internet cafes and online games. Under the circular, the People's Bank of China, or the PBOC, has authority to regulate virtual currency, including: (i) setting limits on the aggregate amount of virtual currency that can be issued by game operators and the amount of virtual currency that can be purchased by an individual; (ii) stipulating that virtual currency issued by game operators can only be used for purchasing virtual products and services within the online games and not for purchasing tangible or physical products; (iii) requiring that the price for redemption of virtual currency shall not exceed the respective original purchase price; and (iv) banning the trading of virtual currency.

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On June 4, 2009, the MOC and MOFCOM jointly issued a notice regarding strengthening the administration of online game virtual currency (the “Virtual Currency Notice”). The notice requires businesses that (i) issue online game virtual currency (in the form of prepaid cards or prepayment or prepaid card points) or (ii) offer online game virtual currency transaction services, to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The notice also prohibits businesses that issue online game virtual currency from providing services that would enable the trading of such virtual currency. The notice further requires an online game operator engage in the provision of virtual currency transaction service to comply with relevant e-commerce regulations issued by the MOFCOM. On June 3, 2010, the MOC issued the Online Game Measures, which became effective August 1, 2010, according to which (i) companies that plan to engage in the operation of online games, issuance of virtual currency and provision of virtual currency transaction services shall obtain a license from the provincial counterpart of the MOC; (ii) virtual currency may only be used to purchase services and products provided by the online game operator that issues the currency; (iii) the purpose of issuing virtual currency shall not be malicious appropriation of the user's advance payment; (iv) the storage period of online gamers' purchase record shall not be shorter than 180 days; and (v) the types, price and total amount of virtual currency shall be filed with the provincial counterpart of the MOC.

While we do not offer in-game virtual currency trading services, in some online games the players are allowed to purchase game points with Renminbi for use in these games. We cannot assure you that the PRC regulatory authorities will not take a view contrary to ours or will deem that we are not in full compliance with the regulations on virtual currency. In that event, we may be required to cease any activity that may be deemed "trading service", which may be subject to certain penalties, including but not limited to mandatory corrective measures and fines. The occurrence of any of the foregoing could have a material adverse effect on our business and results of operations.

In addition, the Virtual Currency Notice prohibits online game operators from setting game features that involve the direct payment of cash or virtual currency by players for the chance to win virtual items or virtual currency based on random selection through a lucky draw, wager or lottery. It is unclear whether these restrictions would apply to certain aspects of our online games. If the PRC regulatory authorities take a view that certain of our game features are prohibited by the Virtual Currency Notice, we may be subject to penalties, including mandatory corrective measures and fines, and therefore our operational results and financial conditions may be adversely affected.

Compliance with the laws or regulations governing anti-unfair competition may result in us incurring the risk of being subject to the judicial sanctions arising from charges brought by our competitors

According to the Law of the People's Republic of China against Unfair Competition which came into effect on January 1, 2018, business operators shall follow the principles of voluntariness, equality, fairness, and good faith, abide by laws and observe laws and business ethics in carrying out production or business activities. The law further stipulates that operators must not use unauthorized decorations that are unique to well-known products, or use decorations that are similar to well-known products, causing confusion with other people's well-known products, or use improper means to engage in market transactions and damage competitors of causing buyers to mistakenly believe their products as well-known products; operators must not use advertisements or other methods to make misleading false propaganda about the quality, production composition, performance, use, producers, expiration date, and place of production of products China is not a case law country. However, based on past jurisprudence, we may be subject to judicial sanctions, including but not limited to, monetary compensation, suspension or cancellation of operations of our games given the foundation of the content and design of our games which may allegedly violate the law against unfair competition complained by uncertain competitors. Given the fact that game operations are our main business, incurring such legal risks will greatly affect our business development and acquisition of normal revenue with major games.

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If we fail to obtain and maintain the requisite licenses and approvals required under the complex regulatory environment applicable to our businesses in China, or if we are required to take compliance actions that are time-consuming or costly, our business, financial condition and results of operations may be materially and adversely affected.

The internet and mobile industries in China are highly regulated. Our consolidated affiliated entities are required to obtain and maintain applicable licenses and approvals from different regulatory authorities in order to provide their current services. Under the current PRC regulatory scheme, a number of regulatory agencies, including but not limited to the State Administration of Press, Publication, Radio, Film and Television of China, or the SAPPRFT, the MOC, the MIIT, the State Council Information Office, and the State Internet Information Office, jointly regulate all major aspects of the internet industry, including the online and mobile games businesses.

Under regulations issued by the SAPPRFT, the publication of each online game requires approval from the SAPPRFT. As of the date of this prospectus, we have obtained approvals from the SAPPRFT for all of our online games. We will apply with the SAPPRFT for the approvals of our future games. We also require third parties to obtain requisite approvals from the SAPPRFT, and make filings with the MOC, for the online games we jointly operate with such third parties. However, we cannot assure you that we or such third parties can obtain the SAPPRFT's approvals or complete the filing with the MOC for all games in a timely manner or at all. In addition, as the provision of online games is deemed to be an internet publication activity, an online game operator must obtain an Internet Publication Service License in order to directly make those games publicly available in China. Although it is not specifically authorized by the SAPPRFT, an online game operator is generally able to publish its games through third-party licensed electronic publishing entities and register the games with the SAPPRFT as electronic publications.

Considerable uncertainties exist regarding the interpretation and implementation of existing and future laws and regulations governing our business activities. For example, in 2009, the SAPPRFT, together with other authorities issued a notice known as Circular 13, which expressly prohibits foreign investors from participating in online game operating businesses in China via wholly foreign-owned entities, China-foreign equity joint ventures or cooperative joint ventures or from controlling over or participating in the operation of domestic online game businesses through indirect means, such as other joint venture companies or contractual or technical arrangements. While Circular 13 is applicable to us and our online game business on an overall basis, the SAPPRFT has not issued any interpretation of Circular 13, and we are not aware of any online game companies which use the same or similar variable interest entity contractual arrangements as those we use having been challenged by the SAPPRFT. We could be found in violation of any future laws and regulations or of the laws and regulations currently in effect. If we fail to complete, obtain or maintain any of the required licenses or approvals or make the necessary filings, we may be subject to various penalties, such as confiscation of the net revenues that were generated through the unlicensed internet or mobile activities, the imposition of fines and the discontinuation or restriction of our operations. Any such penalties or changes in policies, regulations or enforcement by government authorities, may disrupt our operations and materially and adversely affect our business, financial condition and results of operations.

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Currently there is no law or regulation specifically governing virtual asset property rights and therefore, it is unclear what liabilities, if any, online game operators may have for virtual assets.

One of the features of our online games which helps to build a large user base and maintain loyalty is that users can accumulate virtual tools, powers and rankings as they play the games. We believe that these virtual assets are highly valued by our users, particularly long-term users. However, on occasion, such assets can be lost if, for example, a user's identity is stolen by another user or we experience a system error or crash. Other than the General Rules on the Civil Law of the People's Republic of China, which was passed by the National People's Congress on March 15, 2017 and took effect on October 1, 2017, and prescribes that network virtual property will be protected according to the laws and regulations stipulating the protection of such property, the Chinese government has not yet enacted any specific laws regarding virtual property rights. Accordingly, we have no basis to determine what the legal rights are, if any, associated with virtual assets and what liabilities we could be exposed to for the loss or destruction of virtual assets. In case of a loss of virtual assets, we may be sued by our users and held liable for damages, which may negatively affect our reputation and business, financial condition and results of operations. We have not been involved in any virtual assets related law suits. However, we cannot assure you that such law suits will not be brought against us in the future.

Based on several judgments by PRC courts regarding the liabilities of game operators for loss of virtual assets by users, the courts have generally required the game operators to provide well-developed securities systems to protect such virtual assets owned by users and have required some game operators to return the virtual items or be liable for the loss and damage incurred therefrom if the online game operators have been determined to be in default or held liable for infringement of users' rights.

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Concerns about the use of personal data in compliance with PRC law could damage our reputation and deter current and potential users from using our services.

Pursuant to the applicable PRC laws and regulations concerning the use and sharing of personal data, our PRC subsidiaries and consolidated affiliated entities are required to keep our users' personal information confidential and are prohibited from disclosing such information to any third parties without the users' consent. We apply strict management and protection to any information provided by users, and under our privacy policy, without our users' prior consent, we will not provide any of our users' personal information to any unrelated third party. New laws and regulations, such as The Decision of the Standing Committee of the National People's Congress on Strengthening Network Information Protection, which was issued by the Standing Committee of the PRC National People's Congress on December 28, 2012, and the Provisions on Protection of Personal Information of Telecommunication and Internet Users, which was promulgated by the MIIT on July 16, 2013 and took effect on September 1, 2013 further enhanced the legal protection of information security and privacy on the Internet. The laws and regulations also require Internet operators to take measures to ensure confidentiality of information of users. On December 29, 2017, the National Information Security Standardization Technical Committee, or the NISSTC, issued the Information Security Technology-Personal Information Security Specification, which implemented on May 1, 2018. Although this is a recommended specification and not a mandatory one, it is used as a basis for carrying out regulatory work on privacy policies by the MIIT and the Ministry of Public Security of the PRC. While we strive to comply with our privacy guidelines as well as all applicable data protection laws and regulations, any failure or perceived failure to comply may result in proceedings or actions against us by government entities or others, and could damage our reputation. User and regulatory attitudes towards privacy are evolving, and future regulatory or user concerns about the extent to which personal information is shared with merchants or others may adversely affect our ability to share certain data with merchants, which may limit certain methods of targeted marketing. Concerns about the security of personal data could also lead to a decline in general internet usage, which could lead to lower user traffic on our website. A significant reduction in user traffic could lead to lower revenues from paying users, which could have a material adverse effect on our business, financial condition and results of operations.

The PRC law regulating the playing time and users' age of online games may adversely affect our business and operations.

In 2007, eight PRC government authorities, including the GAPP, the Ministry of Education and the MIIT, jointly issued the Anti-addiction Notice requiring all Chinese online game operators to adopt an "anti-fatigue compliance system" in an effort to curb addiction to online games by minors. Under the anti-fatigue compliance system, three hours or less of continuous play is defined to be "healthy", three to five hours is defined to be "fatiguing" and five hours or more is defined to be "unhealthy". Game operators, including us, are required to reduce the value of game benefits for minor players by half when those players reach the "fatigue" level, and to zero when they reach the "unhealthy" level. In July 2011, these governmental authorities further issued the Notice Regarding Commencement of Authentication of Real Names for Anti-addiction System on Online Games, which provides, among other things, that the relevant authorities should strengthen the implementation of authentication of real names for anti-addiction system in online games (but excluding mobile games). This system allows game operators to identify which players are minors. It is unclear whether these restrictions would be expanded to apply to adult players and mobile games in the future. However, we cannot assure you that the governmental authorities will not subsequently take a view contrary to our understanding or our current anti-fatigue compliance system will not be regarded as insufficient by relevant government authorities in the PRC. Failure to comply with the requirements under the Anti-addiction Notice may subject us to penalties, including but not limited to suspension of our operation of online games, revocation of the licenses and approvals for our operations, rejection to or suspension of our application for approvals, licenses, or filings for any new game, or prohibiting us from operating any new game. Besides, more stringent government regulations that may be promulgated in future, including stricter anti-fatigue rules, could discourage players from playing our games, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

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Regulation and censorship of information disseminated over the Internet in China may adversely affect our business, and we may be liable for information displayed on, retrieved from or linked to our apps or platforms.

China has enacted laws and regulations governing Internet access and the distribution of news and other content, as well as products and services, through the Internet. The PRC government prohibits information that it believes to be in violations of PRC laws from being distributed through the Internet. In particular, the MIIT, the MOC and other competent government authorities have promulgated regulations that prohibit games from being distributed through the Internet if the games contain content that is found to, among other things, propagate obscenity, gambling or violence, instigate crimes, undermine public morality or the cultural traditions of China, or compromise state security or secrets. If any of the games we offer were deemed to violate any such content restrictions, we would not be able to obtain the necessary government approval to continue such offerings and/or could be subject to penalties, including confiscation of income, fines, suspension of business and revocation of our licenses for operating online games, any of which would materially and adversely affect our business, financial condition, results of operations and prospects.

We may also be subject to potential liability for unlawful actions of our users or for content we distribute that is deemed inappropriate. We may be required to delete content that violates PRC laws and report content that we suspect may violate PRC laws, which may harm our reputation and reduce our user base, the amount of time users spent on our games and other products or the purchases of virtual items in our games and other products. It may be difficult to determine the type of content that may result in liability for us, and if we are found to be liable, we may be prevented from operating our games or offering other services in China.

Adverse changes in economic and political policies of the PRC government could negatively impact China's overall economic growth, which could materially and adversely affect our business.

We conduct substantially all of our operations in China. Accordingly, our business, financial condition, results of operations and prospects depend significantly on economic developments in China. China's economy differs from the economies of most other countries in many respects, including the amount of government involvement in the economy, the general level of economic development, growth rates and government control of foreign exchange and the allocation of resources. While the PRC economy has grown significantly over the past few decades, this growth has remained uneven across different periods, regions and economic sectors.

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The PRC government also exercises significant control over China's economic growth by strategically allocating resources, controlling the payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Since late 2003, the PRC government has implemented a number of measures, such as increasing the PBOC's statutory deposit reserve ratio and imposing commercial bank lending guidelines, which had the effect of slowing the growth of credit availability. In 2008 and 2009, however, in response to the global financial crisis, the PRC government loosened such requirements. Any actions and policies adopted by the PRC government or any prolonged slowdown in China's economy could have a negative impact on our business, operating results and financial condition in a number of ways. For example, our users may decrease spending on our offerings, while we may have difficulty expanding our user base fast enough, or at all, to offset the impact of decreased spending by our existing users.

We may rely on dividends and other distributions from our PRC subsidiaries to fund our cash and financing requirements, and any limitation on the ability of our subsidiaries to make payments to us could materially and adversely affect our ability to conduct our business.

As an offshore holding company, we may rely principally on dividends from our PRC subsidiaries for our cash requirements, dividends payments and other distributions to our shareholders, and to service any debt that we may incur and pay our operating expenses. The payment of dividends by entities organized in China is subject to limitations. In particular, PRC regulations permit our PRC subsidiaries to pay dividends only out of their accumulated after-tax profits, if any, as determined in accordance with Chinese accounting standards and regulations. In addition, each of our PRC subsidiaries is required each year to set aside at least 10% of its annual after-tax profits (as determined under PRC accounting standards), if any, into its statutory reserve fund until the aggregate amount of that reserve reaches 50% of such entity's registered capital. These reserves are not distributable as cash dividends.

If any of our PRC subsidiaries incur debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Any limitation on the ability of our subsidiaries to distribute dividends or other payments to us could materially and adversely limit our ability to grow, make investments or acquisitions, pay dividends and otherwise fund and conduct our business.

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PRC regulation of loans to and direct investments in PRC entities by offshore holding companies may delay or prevent us from using the proceeds of any offering to make loans or capital contributions to our PRC Consolidated Affiliated Entities, which could materially and adversely affect our liquidity and ability to fund and expand our business.

Any funds we transfer to our PRC subsidiaries, either as a shareholder loan or as an increase in registered capital, are subject to approval by or registration with relevant authorities in China. According to the relevant PRC regulations on foreign-invested enterprises in China, capital contributions to our PRC subsidiaries are subject to the requirement of making necessary filings in the Foreign Investment Comprehensive Management Information System, or FICMIS, and making registrations with other governmental authorities in China. In addition, (i) any foreign loan procured by our PRC subsidiaries is required to be registered with SAFE, or its local branches, and (ii) each of our PRC subsidiaries may not procure loans which exceed the balance (means the used and outstanding balance) which can be calculated on account of the net assets of enterprise in light of Notice of People’s Bank of China on Matters Concerning Macro-prudential Management on All-round Cross-border Financing, which was promulgated by People's Bank of China on January 12, 2017. Any medium or long-term loan to be provided by us to our consolidated affiliated entities must be recorded and registered by the National Development and Reform Committee and the SAFE or its local branches. Furthermore, any capital contributions we make to our PRC subsidiaries shall be registered or approved by the MOFCOM or its local counterparts. We may not be able to complete such recording, registrations or approvals on a timely basis, if at all. If we fail to complete such recording, registrations or approvals, our ability to use the proceeds of this offering and to capitalize to our PRC subsidiaries may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

On March 30, 2015, the SAFE promulgated the Circular on Reforming the Management Approach Regarding the Foreign Exchange Capital Settlement of Foreign-invested Enterprises, or SAFE Circular No. 19, which took effect as of June 1, 2015 and replaced the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign Invested Enterprises, or SAFE Circular No. 142 and the Circular on Relevant Issues Concerning the Pilot Reform of the Administration of the Conversion of Foreign Equity Capital of Foreign-Invested Enterprises in Certain Areas or SAFE Circular No. 36 from June 1, 2015. SAFE Circular No. 19 launched a nationwide reform of the administration of the settlement of foreign exchange capitals of foreign-invested enterprises and allows foreign-invested enterprises to settle their foreign exchange capital at their discretion. On June 9, 2016, the SAFE promulgated the Circular on Reforming and Standardizing the Administrative Provisions on Capital Account Foreign Exchange, or SAFE Circular No. 16. SAFE Circular No. 19 and SAFE Circular No. 16 continue to prohibit foreign-invested enterprises from, among other things, using Renminbi fund converted from their foreign exchange capitals for expenditures beyond their business scopes, making investment (except for securities investment or non-guaranteed bank products), issuing loans to non-affiliated enterprises or constructing or purchasing real estate not for self-use. The applicable foreign exchange circulars and rules may significantly limit our ability to use Renminbi converted from net proceeds from an offering to fund the establishment of new PRC subsidiaries, to invest in or acquire any other PRC companies, to provide additional funding to our consolidated affiliated entities, which may adversely affect our liquidity and our ability to fund and expand our business in the PRC.

Governmental control of currency conversion may limit our ability to utilize our revenues effectively and affect the value of your investment

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenues in Renminbi. Under our current corporate structure, our companies in Cayman Islands primarily relies on dividend payments from our wholly owned PRC subsidiaries in China, WFOE, to fund any cash and financing requirements we may have.

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Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior SAFE approval by complying with certain procedural requirements. Therefore, WFOE may pay dividends in a foreign currency to us without pre-approval from SAFE. Notice of the State Administration of Taxation on Further Simplifying and Improving the Foreign Exchange Management Policies for Direct Investment which came into effect on June 1, 2015 cancelled the foreign exchange registration approval under overseas direct investment. However, approval from or registration with competent government authorities is required where the Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. In light of the significant capital outflows from China since 2016 due to the weakening of Renminbi, the PRC government has imposed more restrictive foreign exchange policies and stepped up scrutiny over major outbound capital movement. More restrictions and substantial vetting process are put in place by SAFE to regulate cross-border transactions falling under the capital account. The PRC government may at its discretion further restrict access to foreign currencies for current account transactions in the future. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demands, we may not be able to pay dividends in foreign currencies to our shareholders.

Uncertainties and changes in the PRC legal system could materially and adversely affect our business.

We conduct our business primarily through our PRC subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

In 1979, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general, and forms of foreign investment (including wholly foreign-owned enterprises and joint ventures) in particular. These laws, regulations and legal requirements, including those governing PRC tax matters, are relatively new and amended frequently, and their interpretation and enforcement often raise uncertainties that could limit the reliability of the legal protections available to us. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violations of these policies and rules until the violations have occurred. Furthermore, the PRC administrative and court authorities have significant discretions in interpreting and implementing or enforcing statutory rules and contractual terms, and it may be more difficult to predict the outcome of administrative and court proceedings and the level of legal protection we may enjoy in the PRC versus other more developed legal systems. These uncertainties may affect our judgment on the relevance of legal requirements and our decisions on the measures and actions to be taken to fully comply therewith, and may affect our ability to enforce our contractual or tort rights. Such uncertainties may result in substantial operating expenses and costs, and any litigation in China may result in diversion of resources and management's attention, and therefore materially and adversely affect our business and results of operations We cannot predict future developments in the PRC legal system. We may be required to procure additional permits, authorizations and approvals for our operations, which we may not be able to obtain. Our inability to obtain such permits or authorizations may materially and adversely affect our business, financial condition and results of operations.

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The PRC government extensively regulates the Internet industry, including the foreign ownership of, and the licensing and permit requirements pertaining to, companies in the Internet industry. These Internet-related laws and regulations are relatively new and evolving, and their interpretation and enforcement involve significant uncertainty. With regard to the online game industry in China, various regulatory authorities of the PRC central government, such as the State Council, the MIIT, the SAIC, the MOC, the SAPPRFT, and the Ministry of Public Security, are empowered to promulgate and implement regulations governing various aspects of the Internet and the online game industries. There exist inconsistencies and ambiguities in the regulations promulgated by different government authorities. We are required to obtain applicable permits or approvals from different regulatory authorities in order to provide online game services. As a result, it may be difficult to determine what actions or omissions may be deemed to be in violation of applicable laws and regulations. Risks and uncertainties relating to PRC regulation of Internet businesses include, but are not limited to, the following: (1) new laws, regulations or policies may be promulgated or announced that will regulate Internet activities, including online game businesses. If these new laws, regulations or policies are promulgated, additional licenses may be required for our operations. If our operations do not comply with these new regulations after they become effective, or if we fail to obtain any licenses required under these new laws and regulations, we could be subject to penalties and our business operations could be disrupted; (2) there are uncertainties relating to the regulation of the Internet industry in China, including evolving licensing requirements. This means that permits, licenses or operations of some of our companies may be subject to challenge, or we may fail to obtain or renew permits or licenses that applicable regulators may deem necessary for our operations. If we fail to maintain or obtain the required permits or licenses, we may be subject to various penalties, including fines and discontinuation of, or restriction on, our operations. Any penalty may disrupt our business operations and may have a material adverse effect on our results of operations; (3) the interpretation and application of existing or future PRC laws, regulations and policies relating to the Internet industry have created substantial uncertainties regarding the legality of existing and future foreign investments in, and the businesses and activities of, Internet businesses in China, including our business. We cannot assure you that we will be able to maintain our existing licenses or obtain any new licenses required under any existing or new laws or regulations. There are also risks that we may be found to be in violation of existing or future laws and regulations given the uncertainty and complexity of China's regulation of Internet businesses. If current or future laws, rules or regulations regarding Internet-related activities are interpreted in such a way as to render our ownership structure and/or business operations illegal or non-compliant, our business could be severely impaired and we could be subject to severe penalties.

The EIT Law will affect tax exemptions on dividends to be paid by our PRC subsidiaries to us through our Hong Kong subsidiary and we may not be able to obtain certain treaty benefits under the relevant tax treaty

We are a holding company incorporated under the laws of Cayman Islands and as such rely on dividends and other distributions on equity from our PRC subsidiaries to satisfy part of our liquidity requirements. Pursuant to the PRC Enterprise Income Tax Law, a withholding tax rate of 10% currently applies to dividends paid by a PRC “resident enterprise” to a foreign enterprise, unless the jurisdiction of the foreign investor’s tax residence has a tax treaty with China that provides for preferential tax treatment. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement and relevant PRC tax laws on the interpretation of the Arrangement, a preferential withholding tax rate of 5% may apply if the PRC enterprise is at least 25% held by the Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and certain other conditions, e.g., the beneficial ownership requirement, are met. Furthermore, under the Administrative Measures for Non-Resident Enterprises to Enjoy Treatments under Tax Treaties, which became effective in August 2015, the applicant for the preferential withholding rate is required to make a record with its in-charge tax authority and submit all the requisite application materials, and the relevant tax authorities may challenge the applicability of the preferential withholding rate later on. We cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate under the Double Taxation Arrangement with respect to dividends to be paid by our PRC subsidiaries to Jump World HK Limited.

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Under the PRC EIT Law, we may be classified as a PRC resident enterprise, which could result in unfavorable tax consequences to us and our shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC EIT Law, an enterprise established outside China with "de facto management bodies" within China is considered a "resident enterprise" for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. In 2009, the State Administration of Taxation, or the SAT, issued the Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT on April 22, 2009, or SAT Circular 82, which provides certain specific criteria for determining whether the "de facto management body" of a PRC-controlled enterprise that is incorporated offshore is located in China. Further to SAT Circular 82, the SAT issued the Administrative Measures for Enterprise Income Tax of PRC-Controlled Offshore Incorporated Resident Enterprises (Trial), or SAT Bulletin 45, effective in 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 clarified certain issues in the areas of resident status determination, post-determination administration and competent tax authorities' procedures.

Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth may reflect the SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners.

In addition, the SAT issued the Announcement of the State Administration of Taxation on Issues concerning the Determination of Resident Enterprises Based on the Standards of Actual Management Institutions in January 2014 to provide more guidance on the implementation of SAT Circular 82. This bulletin further provides that, among other things, an entity that is classified as a "resident enterprise" in accordance with the circular shall file the application for classifying its status of residential enterprise with the local tax authorities where its main domestic investors are registered. From the year in which the entity is determined to be a "resident enterprise," any dividend, profit and other equity investment gain shall be taxed in accordance with the EIT Law and its implementing rules.

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If the PRC tax authorities determine that we or any of our non-PRC subsidiaries is a PRC resident enterprise for PRC enterprise income tax purposes, then we or any such non-PRC subsidiary could be subject to PRC tax at a rate of 25% on its world-wide income, which could materially affect our financial performance. In addition, we will also be subject to PRC enterprise income tax reporting obligations. If the PRC tax authorities determine that the Company is a PRC resident enterprise for PRC enterprise income tax purposes, gains realized on the sale or other disposition of ordinary shares may be subject to PRC tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. Any such tax may reduce the returns on your investment.

Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

According to the Announcement of the State Administration of Taxation or SAT, on Several Issues Concerning the Enterprise Income Tax on Indirect Property Transfer by Non-Resident Enterprises, or Circular No. 7, promulgated by the SAT in February 2015 and further revised in October and December 2017, if a non-resident enterprise transfers the equity interests of a PRC resident enterprise indirectly through the transfer of the equity interests of an offshore holding company without a reasonable commercial purpose, the PRC tax authorities have the power to reassess the nature of the transaction and treat the indirect equity transfer as a direct transfer. As a result, the gain derived from such transfer, i.e., the transfer price minus the cost of equity, will be subject to PRC withholding tax at a rate of up to 10%. Under the terms of Circular 7, a transfer that meets all of the following circumstances shall be directly deemed as having no reasonable commercial purposes: (i) over 75% of the value of the equity interests of the offshore holding company are directly or indirectly derived from PRC taxable properties; (ii) at any time during the year before the indirect transfer, over 90% of the total properties of the offshore holding company are investments within PRC territory, or in the year before the indirect transfer, over 90% of the offshore holding company’s revenue is directly or indirectly derived from PRC territory; (iii) the function performed and risks assumed by the offshore holding company are insufficient to substantiate its corporate existence; and (iv) the foreign income tax imposed on the indirect transfer is lower than the PRC tax imposed on the direct transfer of the PRC taxable properties.

We face uncertainties as to the reporting and other implications of certain past and future transactions where PRC taxable assets are involved, such as offshore restructuring and sale of the shares in our offshore subsidiaries. We and our non-PRC resident investors may be subject to filing obligations in such transactions. For transfer of shares in our company by investors that are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist with the filing under Circular 7. As a result, we may be required to expend valuable resources to comply with Circular 7 or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that the Company should not be taxed under these circumstances, which may have a material adverse effect on our financial condition and results of operations.

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Risks Related to Our Ordinary Shares and This Offering

There has been no public market for our Class A ordinary shares prior to this offering, and if an active trading market does not develop you may not be able to resell our shares at or above the price you paid, or at all.

Prior to this public offering, there has been no public market for our Class A ordinary shares. We intend to apply to have our Class A ordinary shares listed on NASDAQ.  If an active trading market for our Class A ordinary shares does not develop after this offering, the market price and liquidity of our Class A ordinary shares will be materially adversely affected. The public offering price for our Class A ordinary shares will be determined by negotiations between us and the underwriter and may bear little or no relationship to the market price for our Class A ordinary shares after the public offering. You may not be able to sell any Class A ordinary shares that you purchase in the offering at or above the public offering price.  Accordingly, investors should be prepared to face a complete loss of their investment.

Our Class A ordinary shares may be thinly traded and you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

Assuming our Class A ordinary shares begin trading on NASDAQ, our Class A ordinary shares may be “thinly-traded”, meaning that the number of persons interested in purchasing our Class A ordinary shares at or near bid prices at any given time may be relatively small or non-existent.  This situation may be attributable to a number of factors, including the fact that we are relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and might be reluctant to follow an unproven company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned.  As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price.  Broad or active public trading market for our Class A ordinary shares may not develop or be sustained.

The market price for our Class A ordinary shares may be volatile.

The market price for our Class A ordinary shares may be volatile and subject to wide fluctuations due to factors such as:

•	the perception of U.S. investors and regulators of U.S. listed Chinese companies;

•	actual or anticipated fluctuations in our operating results;

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•	changes in financial estimates by securities research analysts;

•	negative publicity, studies or reports;

•	conditions in Chinese gaming markets;

•	our capability to stay current with the technology innovations and market trends in the industry;

•	changes in the economic performance or market valuations of other gaming companies;

•	announcements by us or our competitors of acquisitions, strategic partnerships, joint ventures or capital commitments;

•	addition or departure of key personnel;

•	fluctuations of exchange rates between RMB and the U.S. dollar; and

•	general economic or political conditions in China.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies.  These market fluctuations may also materially and adversely affect the market price of our Class A ordinary shares.

Volatility in our Class A ordinary shares price may subject us to securities litigation.

The market for our Class A ordinary shares may have, when compared to seasoned issuers, significant price volatility and we expect that our share price may continue to be more volatile than that of a seasoned issuer for the indefinite future. In the past, plaintiffs have often initiated securities class action litigation against a company following periods of volatility in the market price of its securities. We may, in the future, be the target of similar litigation. Securities litigation could result in substantial costs and liabilities and could divert management’s attention and resources.

Our proposed dual-class voting structure will limit your ability to influence corporate matters and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares may view as beneficial.

Our ordinary shares will be divided into Class A ordinary shares and Class B ordinary shares immediately prior to the completion of this offering. Holders of Class A ordinary shares will be entitled to one vote per share, while holders of Class B ordinary shares will be entitled to ten votes per share, subject to the limitations set forth in “Description of Share Capital—Ordinary Shares”. We will issue Class A ordinary shares in this offering. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Due to the disparate voting powers attached to these two classes of ordinary shares, the Class B Holders will own approximately ___% of our total issued and outstanding ordinary shares and ___% of the voting power of our outstanding shares immediately after this offering assuming we raise the maximum offering proceeds. Therefore, holders of the Class B ordinary shares will have decisive influence over matters requiring shareholders’ approval, including election of directors and significant corporate transactions, such as a merger or sale of the Company. This concentrated voting interest will limit your ability to influence corporate matters and could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares may view as beneficial which may adversely affect the market price of our ordinary shares. Furthermore, the difference in voting rights for our ordinary shares could also adversely and disproportionately affect the value of our Class A ordinary shares to the extent that investors view, or any potential future purchaser views, the superior voting rights and control represented by the Class B ordinary shares to have more value.

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We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. The failure by our management to apply these funds effectively could harm our business.

In order to raise sufficient funds to enhance operations, we may have to issue additional securities at prices which may result in substantial dilution to our shareholders.

If we raise additional funds through the sale of equity or convertible debt, our current shareholders’ percentage ownership will be reduced. In addition, these transactions may dilute the value of ordinary shares outstanding. We may have to issue securities that may have rights, preferences and privileges senior to our ordinary shares. We cannot provide assurance that we will be able to raise additional funds on terms acceptable to us, if at all. If future financing is not available or is not available on acceptable terms, we may not be able to fund our future needs, which would have a material adverse effect on our business plans, prospects, results of operations and financial condition.

We are not likely to pay cash dividends in the foreseeable future.

We currently intend to retain any future earnings for use in the operation and expansion of our business. Accordingly, we do not expect to pay any cash dividends in the foreseeable future. Should we determine to pay dividends in the future, our ability to do so will depend upon the receipt of dividends or other payments from WFOE. WFOE may, from time to time, be subject to restrictions on its ability to make distributions to us, including restrictions on the conversion of RMB into U.S. dollars or other hard currency and other regulatory restrictions.

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You may face difficulties in protecting your interests as a shareholder, as Cayman Islands law provides substantially less protection when compared to the laws of the United States and it may be difficult for a shareholder to effect service of process or to enforce judgments obtained in the United States courts.

Our corporate affairs are governed by our memorandum and articles of association and by the Companies Law (Revised) of the Cayman Islands (“Companies Law”) and common law of the Cayman Islands. The rights of shareholders to take legal action against our directors and us, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from English common law. Decisions of the Privy Council (which is the final court of appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court of the United Kingdom and the Court of Appeal are generally of persuasive authority but are not binding on the courts of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and provide significantly less protection to investors. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action before the United States federal courts. The Cayman Islands courts are also unlikely to impose liabilities against us in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws.

Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of all of the above, our shareholders may have more difficulty in protecting their interests through actions against us or our officers, directors or major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

We are a foreign private issuer within the meaning of the rules under the Exchange Act, and as such we are exempt from certain provisions applicable to United States domestic public companies.

We are a foreign private issuer within the meaning of the rules under the Exchange Act. As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

•	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

•	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

•	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

•	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

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•	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; and

•	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

We currently intend to file annual reports on Form 20-F and reports on Form 6-K as a foreign private issuer. Accordingly, our shareholders may not have access to certain information they may deem important.

We are an “emerging growth company” within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to emerging growth companies, this could make it more difficult to compare our performance with other public companies.

We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act. Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such an election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accountant standards used.

As an “emerging growth company” under applicable law, we will be subject to lessened disclosure requirements. Such reduced disclosure may make our ordinary shares less attractive to investors.

For as long as we remain an “emerging growth company”, as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.  Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our ordinary shares less attractive as a result, there may be a less active trading market for our ordinary shares and our share price may be more volatile.

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We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequence to U.S. holders of our ordinary shares.

We have not made a determination as to whether we would be classified as a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our preceding taxable year nor can we assure you that we will not be a PFIC for our current taxable year or any future taxable year. A foreign (non-U.S.) corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) or least 50% of the value of its assets (generally based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. PFIC status depends on the composition of our assets and income and the value of our assets (including, among others, a pro rata portion of the income and assets of each subsidiary in which we own, directly or indirectly, at least 25% (by value) of the equity interest) from time to time. Depending on the amount of cash or cash equivalents we currently hold and the amount of cash we raise in this offering, which are generally treated as passive assets, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year. If we were treated as a PFIC for any taxable year during which a U.S. Holder (as defined in the section entitled “Taxation – U.S. Federal Income Tax Considerations – General”) held an ordinary share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder.

We will incur increased costs as a result of being a public company, particularly after we cease to qualify as an “emerging growth company”.

Upon consummation of this offering, we will incur significant legal, accounting and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and NASDAQ Capital Market, impose various requirements on the corporate governance practices of public companies. We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary shares that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costly. After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events. The forward looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”. Known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

•	our goals and strategies;

•	our future business development, financial conditions and results of operations;

•	the expected growth of the gaming industry in China;

•	our expectations regarding demand for and market acceptance of our products and services;

•	our expectations regarding our relationships with investors and borrowers;

•	competition in our industry; and

•	relevant government policies and regulations relating to our industry.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Important risks and factors that could cause our actual results to be materially different from our expectations are generally set forth in “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” “Regulation” and other sections in this prospectus. You should thoroughly read this prospectus and the documents that we refer to with the understanding that our actual future results may be materially different from and worse than what we expect. We qualify all of our forward-looking statements by these cautionary statements.

This prospectus contains certain data and information that we obtained from private publications. Statistical data in these publications also include projections based on a number of assumptions. Our industry may not grow at the rate projected by market data, or at all. Failure of this market to grow at the projected rate may have a material and adverse effect on our business and the market price of our Class A ordinary shares. In addition, the rapidly changing nature of the home improvement industry results in significant uncertainties for any projections or estimates relating to the growth prospects or future condition of our market. Furthermore, if any one or more of the assumptions underlying the market data are later found to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we refer to in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

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USE OF PROCEEDS

After deducting the estimated Underwriter’s discount and offering expenses payable by us, we expect to receive net proceeds of approximately $                from this offering if the minimum offering is sold and approximately $              if the maximum offering is sold, and assuming the Underwriter’s over-subscription option, consisting of               Class A ordinary shares at a price of $                per share (up to $                of net proceeds) is not exercised. The net proceeds from this offering must be remitted to China before we will be able to use the funds to grow our business.

We plan to use the net proceeds of this offering primarily for general corporate purposes, which may include investment in product research and development, sales and marketing activities, technology infrastructure, capital expenditures and corporate purposes including working capital needs.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

In using the proceeds of this offering, we are permitted under PRC laws and regulations as an offshore holding company to provide funding to our wholly foreign-owned subsidiary in China only through loans or capital contributions and to our consolidated variable interest entity only through loans, subject to the approval of government authorities and limit on the amount of capital contributions and loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our wholly foreign-owned subsidiary in China or make additional capital contributions to our wholly-foreign-owned subsidiary to fund its capital expenditures or working capital. For an increase of registered capital of our wholly foreign-owned subsidiary, we need to file with MOFCOM or its local counterparts. If we provide funding to our wholly foreign-owned subsidiary through loans, the total amount of such loans may not exceed the difference between the entity’s total investment as approved by the foreign investment authorities and its registered capital. Such loans must be registered with SAFE or its local branches, which usually takes up to 20 working days to complete. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2017:

•	on an actual basis;

•	on an as adjusted basis to reflect the sale of ordinary shares by us in this offering at an assumed initial public offering price of US$ per ordinary share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the initial public offering price of our ordinary shares and other terms of this offering determined at pricing. In addition, except for the last column in the first table below, the tables below assumes that the Underwriter’s over-subscription option has not been exercised. You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

Maximum Offering (               Ordinary Shares)
U.S. Dollars

December 31, 2017

	Actual	Pro Forma Adjusted for IPO(1)	Pro Forma Adjusted for IPO including Over- subscription
Long-term debt	$	$	$
Ordinary shares, $0.00001 par value per share, 100,000,000 shares authorized, 20,000,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma
Additional Paid-in Capital
Accumulated deficit
Accumulated Other Comprehensive Income
Total Shareholders’ Equity
Total Capitalization	$	$	$

Minimum Offering (               Ordinary Shares)
U.S. Dollars

December 31, 2017

	Actual	Pro Forma Adjusted for IPO (1)
Long-term debt	$	$
Ordinary shares, $0.00001 par value per share, 100,000,000 shares authorized, 20,000,000 shares issued and outstanding, actual; shares issued and outstanding, pro forma
Additional Paid-in Capital
Accumulated deficit
Accumulated Other Comprehensive Income
Total Shareholders’ Equity
Total Capitalization	$	$

(1) Gives effect to the sale of the minimum offering and the maximum offering, as applicable, at a public offering price of $ per share and to reflect the application of the proceeds after deducting our estimated offering expenses.

(2) Pro forma adjusted for IPO additional paid in capital reflects the net proceeds we expect to receive, after deducting the underwriter commission, underwriter expense allowance and other expenses. In a maximum offering, we expect to receive net proceeds of approximately $                ($               offering, less underwriting fee of $               and offering expenses of approximately $              ). In a minimum offering, we expect to receive net proceeds of approximately $                ($              offering, less underwriting fee of $                and offering expenses of approximately $              ). For an itemization of an estimation of the total offering expenses, see “Expenses Relating to this Offering” beginning on page 128 of this prospectus.

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DILUTION

If you invest in our Class A ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per Class A ordinary share and the pro forma net tangible book value per Class A ordinary share after the offering. Dilution results from the fact that the per Class A ordinary share offering price is substantially in excess of the book value per Class A ordinary share attributable to the existing shareholders for our presently outstanding Class A ordinary shares.

Our net tangible book value attributable to shareholders at December 31, 2017 was $               , or approximately $                per ordinary share outstanding as of December 31, 2017. Net tangible book value per ordinary share represents the amount of total assets less intangible assets and total liabilities, divided by the number of ordinary shares outstanding.

If the minimum offering is sold, we will have               Class A ordinary shares outstanding, with               ordinary shares, or approximately          % upon completion of the offering in the public float. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2017, will be approximately $              per Class A ordinary share. This would result in dilution to investors in this offering of approximately $               per Class A ordinary share or approximately     % from the assumed offering price of $               per Class A ordinary share. Net tangible book value per Class A ordinary share would increase to the benefit of present shareholders by $        per share attributable to the purchase of the Class A ordinary shares by investors in this offering.

If the maximum offering is sold, we will have                Class A ordinary shares outstanding, with ordinary shares, or approximate % upon completion of the offering in the public float. Our post offering pro forma net tangible book value, which gives effect to receipt of the net proceeds from the offering and issuance of additional shares in the offering, but does not take into consideration any other changes in our net tangible book value after December 31, 2017, will be approximately $     per Class A ordinary share. This would result in dilution to investors in this offering of approximately $     per Class A ordinary share or approximately % from the assumed offering price of $         per Class A ordinary share. Net tangible book value per Class A ordinary share would increase to the benefit of present shareholders by $ per share attributable to the purchase of the Class A ordinary shares by investors in this offering.

The following tables set forth the estimated net tangible book value per Class A ordinary share after the offering and the dilution to persons purchasing Class A ordinary shares based on the foregoing offering assumptions.

	Minimum Offering(1)	Maximum Offering(2)	Full Over-subscription Post-offering(3)
Assumed offering price per Class A ordinary share	$	$
Net tangible book value per Class A ordinary share as of December 31, 2017	$	$
Increase in net tangible book value per share after this offering	$	$
Net tangible book value per Class A ordinary share after the offering	$	$
Dilution per Class A ordinary share to new investors	$	$

(1)	Assumes gross proceeds from offering of Class A ordinary shares.
(2)	Assumes gross proceeds from offering of Class A ordinary shares.
(3)	Assumes gross proceeds from offering of Ordinary Shares, if over-subscription option is exercised in full.

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EXCHANGE RATE INFORMATION

Our reporting currency is the Renminbi because our business is mainly conducted in China and all of our revenues are denominated in Renminbi. This prospectus contains translations of Renminbi amounts into U.S. dollars at specific rates solely for the convenience of the reader. The conversion of Renminbi into U.S. dollars in this prospectus is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Unless otherwise noted, all translations from Renminbi to U.S. dollars and from U.S. dollars to Renminbi in this prospectus were made at a rate of RMB6.5063 to US$1.00, the exchange rate on December 29, 2017 set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated below, or at all. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign trade. On          , 2018, the exchange rate for Renminbi was RMB to        US$1.00.

The following table sets forth information concerning exchange rates between the Renminbi and the U.S. dollar for the periods indicated. These rates are provided solely for your convenience and are not necessarily the exchange rates that we used in this prospectus or will use in the preparation of our periodic reports or any other information to be provided to you.

	Certified Exchange Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2017	6.5063	6.7350	6.9575	6.4773
2018
January	6.2841	6.4233	6.5263	6.2841
February	6.3280	6.3183	6.3471	6.2649
March	6.2726	6.3174	6.3565	6.2685
April	6.3325	6.2967	6.3340	6.2655
May	6.4096	6.3701	6.3325	6.4175
June	6.6171	6.4651	6.3850	6.6235
July (through July )

Source: Federal Reserve Statistical Release

Note:

(1)	Annual averages were calculated by using the average of the exchange rates on the last day of each month during the relevant year. Monthly averages are calculated by using the average of the daily rates during the relevant month.
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ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands in order to enjoy the following benefits:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include, but are not limited to, the following:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and these securities laws provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constitutional documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Currently, substantially all of our operations are conducted outside the United States, and substantially all of our assets are located outside the United States. All of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc., located at 10 E, 40th Street, 10th Floor, New York, NY 10016, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Walkers, our counsel as to Cayman Islands law, and DeHeng Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

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Walkers has informed us that it is uncertain whether the courts of the Cayman Islands will allow shareholders of the Company to originate actions in the Cayman Islands based upon securities laws of the United States. In addition, there is uncertainty with regard to Cayman Islands law related to whether a judgment obtained from the U.S. courts under civil liability provisions of U.S. securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature. If such a determination is made, the courts of the Cayman Islands will not recognize or enforce the judgment against a Cayman Islands company, such as the Company. As the courts of the Cayman Islands have yet to rule on making such a determination in relation to judgments obtained from U.S. courts under civil liability provisions of U.S. securities laws, it is uncertain whether such judgments would be enforceable in the Cayman Islands. Walkers has further advised us that the courts of the Cayman Islands would recognize as a valid judgment a final and conclusive judgment in personam obtained in the federal or state courts in the United States under which a sum of money is payable (other than a sum of money payable in respect of multiple damages, taxes or other charges of a like nature or in respect of a fine or other penalty) or, in certain circumstances, an in personam judgment for non-monetary relief, and would give a judgment based thereon provided that: (a) such courts had proper jurisdiction over the parties subject to such judgment; (b) such courts did not contravene the rules of natural justice of the Cayman Islands; (c) such judgment was not obtained by fraud; (d) the enforcement of the judgment would not be contrary to the public policy of the Cayman Islands; (e) no new admissible evidence relevant to the action is submitted prior to the rendering of the judgment by the courts of the Cayman Islands; and (f) there is due compliance with the correct procedures under the laws of the Cayman Islands.

Our PRC counsel, DeHeng Law Offices has advised us that the recognition and enforcement of foreign judgments are subject to compliance with the PRC Civil Procedures Law and relevant civil procedure requirements in the PRC. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. China does not have any treaties or other form of reciprocity with the United States or the Cayman Islands that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, courts in the PRC will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC law or national sovereignty, security or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States or in the Cayman Islands.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes that appear in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors”.

Overview

We are a producer, developer and operator of customized games in China with a large and active user base. We operate a number of online games on a variety of different platforms, including mobile and personal computers (PC). We also operate virtual reality (VR), augmented reality (AR) and console games. Our portfolio extends to a number of online gaming genres, consisting of multiplayer online battle arena (MOBA) games, first-person shooter (FPS) games, fighting games, casual games and e-sports.

We generate revenues primarily from the sale of virtual diamonds, which are essentially credits exchangeable for in-game merchandise, directly to our users with registered gaming accounts. We have experienced rapid growth since our inception. Our total revenues increased from RMB175.8 million in 2016 to RMB194.3 million (US$29.9 million) in 2017. Our net income was RMB32.7 million and RMB43.3 million (US$6.6 million) in 2016 and 2017, respectively. In 2017, we had 1.25 million average monthly active users who accessed our games at least once a month, representing more than 50% growth compared to 0.8 million in 2014, the first year we witnessed substantial user play for 300 Heroes. The average contribution to revenues per month by active users has been steadily rising, with us generating RMB10.8 in 2015, RMB12.3 in 2016, and RMB12.8 in 2017. Our users have demonstrated a high level of engagement on our platform and loyalty to our communities. In 2017, the average time spent per active user in our primary PC game, or 300 Heroes, was approximately 160 minute per day. Driven by our fast growing active user base, the amount of paying users grew more than 300%, with 92 thousand monthly paying users in 2017, compared to 23 thousand in 2014.

Major Factors Affecting Our Results of Operations

User growth and engagement

Our business depends on our ability to grow and maintain our user base, as well as maintain and increase user engagement, with us having experienced rapid user growth since our inception. The following table sets forth our average Monthly Active Users (“MAU”) for each of the years indicated:

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In 000s	For the Year Ended December 31,
	2016	2017
Average MAU	1,277	1,250

Average MAU for any period is calculated by dividing (i) the sum of active users for each month of such period, by (ii) the number of months in such period. We have generally achieved continuous growth in our user base during these periods.

Our MAU includes active users who registered and playing games offered on our platform. Our games are free to play, and we offer in-game virtual items that are available for sale, through which we generate our online game revenues. We seek to expand our user base and stimulate our users to encourage their active engagement on our platform. We derive a substantial percentage of revenues from our online game services, and, to a lesser extent, from licensing out our games to other parties. In 2017, our average MAU for online games was 1.25 million, as compared to 1.27 million in 2016, representing a slight decrease of 1.5%, however, our average monthly paying users increased from 73 thousand in 2016 to 92 thousand in 2017, representing increase of 26%. The number of our users and the level of their engagement on our platform directly affect our revenues because the more users we have, the more online game players we will retain for monetization. In particular, online game user base growth and engagement are primarily driven by the launch of new games and the release of updates to our existing games.

Monetization of our user base with increasingly diversified product and service offerings

Our revenues and results of operations depend on our ability to monetize our user base, convert more users to paying users and increase the spending of our paying users. Paying users include users who make payments for various products and services on our platform, including purchases in online games offered on our platform, and payments for virtual items in our games. A user who makes payments across different products and services offered on our platform using the same registered account is counted as one paying user.

The following table sets forth our average MAU and average monthly paying users for our games for 2016 and 2017 indicated:

In 000s	For the Year Ended December 31,
	2016	2017
Average MAU	1,277	1,250
Average monthly paying users	73	92

The number of average monthly paying users has generally been increasing as we expand our games’ operations and diversified our other value-added services offerings. We started to experience significant growth in the number of average monthly paying users in 2016, primarily due to our development and introduction of new characters in 300 Heroes.

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We expect the number of our average monthly paying users to further grow in the near future. However, certain factors inherent in our business and industry could cause our actual results to be materially different from our expectations.

We have also disclosed operating results from 2016 and 2017 throughout this prospectus, including (i) the number of monthly active users for our games, (ii) the average daily time spent per active user on our games, and (iii) the number of monthly paying users for our games. We believe that although these operating results generally are not directly correlated with revenues, they are indicators of the overall health and development of our platform, with increases tending to coincide with the growth of our revenues.

We plan to diversify our product and service offerings and refine our monetization channels without compromising user experience. We plan to further develop roles and characters in 300 Heroes and market the mobile game Glamorous Heroes to offer more games tailored to our platform and our users, and enhance our capabilities to develop games in-house. We expect to increase revenues from advertising, particularly from performance-based advertising and in-game advertising. We will also continue to build our mobile games, and advertising services, including extending exclusive cooperation with additional live broadcasting hosts who are popular on our platform, developing more comprehensive marketing solutions for our key account advertisers, and offering more innovative performance-based advertisements and in-game advertisements. Our revenue growth will be affected by our ability to effectively execute our monetization strategies and expand our paying user base.

Our ability to manage our costs and expenses

Our results of operations depend on our ability to manage our costs and expenses. Our cost of revenues consists primarily of revenue-sharing costs, content costs, server and bandwidth costs and staff costs. We expect our revenue-sharing costs and content costs to increase as our user base expands and we continue to procure quality content. In addition, we expect our server and bandwidth costs and our staff costs to increase as we grow our business. We will also invest in our growth by incurring selling and marketing expenses. However, we expect our costs and operating expenses to decrease as a percentage of revenue, as we improve operating efficiency.

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Investment in technology and talent

Our technology is critical for us to retain and attract users, other customers and business partners. We must continue to innovate to keep pace with the growth of our business and bring forward cutting-edge technologies. Our current research and development efforts are primarily focused on enhancing our artificial intelligence technology, big data analytics capabilities and cloud technology, which we believe are crucial for us to integrate and scale our products and services, as well as improve operating efficiency. In addition, there is a strong demand in China’s internet industry for talented and experienced personnel. We must recruit, retain and motivate talented employees while controlling our personnel-related expenses, including share-based compensation expenses.

Critical Accounting Policies and Estimates

Principle of consolidation

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of all majority-owned subsidiaries over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, estimates the useful lives of long-lived assets, estimates of allowances for doubtful accounts, valuation of deferred tax assets and uncertain tax positions, accrued expense and losses, and valuation assumptions in performing asset impairment tests of long-lived assets and intangible assets.

Actual results could differ from these estimates and these differences may be material. On an ongoing basis, management reviews these estimates and assumptions using currently available information.

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

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Intangible assets

Intangible assets, including online game copyrights and capitalized game development costs, are carried at cost less accumulated amortization. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic lives of the intangible assets.

Online game copyrights represent the exclusive rights obtained to publish the online games developed by third-party game developers and are capitalized and amortized on a straight-line basis over the shorter of the contractual terms or the estimated economic lives, which is determined to be ten years.

The Company recognizes costs to develop its online game products in accordance with ASC Topic 985 (“ASC 985”), Software. Online game development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Company to develop, maintain, monitor and manage the Company’s on-line game products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent mobile game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the mobile games have a proven ability to operate in an online game environment. The amount of online game development costs qualifying for capitalization as intangible assets was amortized over the estimated life of the corresponding online games, which is determined to be five years.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable in accordance with ASC topic 360 (“ASC 360”), Property, Plant and Equipment and ASC 350. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows and are largely independent of the cash flows of the other assets when assessing impairment.

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For the years ended December 31, 2016 and 2017, there was no impairment of intangible assets.

Revenue recognition

Revenue is derived from the sale of virtual goods associated with our online self-operated games, online jointly operated game and licensed out games.

For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met:

(i)	Persuasive evidence of an arrangement exists;

(ii)	The goods have been delivered or the services have been rendered;

(iii)	The price or fees are fixed or determinable;

(iv)	Collectability is reasonably assured.

Self-operated games

The Company operates the online games, which are mainly PC-based games, as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods, including characters, garments, skin or camouflage for heroes or other accessories to enhance the game-playing experience. On the platform, players purchase virtual currency and/or virtual goods through various widely accepted payment methods offered in the games, including Alipay or WeChat and online bank transfer service providers. Advance payments from customers for virtual goods that are non-refundable that specify our obligations are recorded to deferred revenue. All other advance payments that do not meet these criteria are recorded as advances from customers. The Company recognizes revenues ratably over the estimated average playing period of paying players for the applicable game.

Game players use diamonds, the virtual currency, to purchase virtual goods they need in games. Each virtual item in games is clearly priced in diamonds. When game players load the Jump platform, the money they paid is saved in their personal accounts (or E-wallets). Players can transfer money in E-wallets to purchase diamonds for selected games. The RMB to diamond conversion rate is 1:1.

The Company records revenue generated from self-operated games on a gross basis as the Company is acting as the principal to fulfill all obligations related to the game operation. Fees paid to distribution channels and payment channels are recorded as cost of revenues.

For the purposes of determining when the service has been provided to the game players, the Company determined that an implied obligation exists to provide ongoing services to the players who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players. Accordingly, the Company recognizes the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts and all other revenue recognition criteria are met.

The Company considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game. If a new game is launched and only a limited period of data on paying players is available, then the Company considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics and playing patterns of targeted paying players and their purchasing frequency. While the Company believes its estimates to be reasonable based on available game player information, the Company may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

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Jointly operated games

There are two types of jointly operated games arrangements. In the first type of arrangement, the Company authorizes the third party developed proprietary online games operate in Jump platform. In the second type of arrangement, third party companies distribute and promote the Company’s games on the third parties’ websites and game portals. With respect to the jointly operated arrangements between the Company and the third parties, the Company considers whether the Company is a principal or agent by evaluating whether the Company is the primary obligor in provision of game services based on (i) the responsibility of hosting and maintenance of game servers for running the games; and (ii) the responsibility to collect from game players.

When the third parties operate the games on Jump platform, the Company is considered as the primary obligor to collect payments from game players and maintain the hosting servers for running the games. As a result, the Company considers itself as the principal in the arrangement with the game players and records revenue earned from players on a gross basis and records the payments to the third-party companies as revenue sharing costs. When the third-party operates the Company’s games on their websites or portals, the Company determined that the third party is the primary obligator to collect payments from game players and maintain the hosting servers for running the games. As a result, the Company considers itself as the agent in the arrangement and records the net proceeds appropriated from third party companies as service revenue.

Game development revenue

Revenues from fixed-price game development contracts require the Company to perform services for game systems design, planning and integration based on customers’ specific needs which requires significant production and customization. The period required for customization work is generally less than one year. Upon delivery of the services, customer acceptance is generally required.

Revenue allocated to game development service component is recognized using contract accounting in accordance with Accounting Standards Codification (“ASC”) 605-35-25. Revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. The Company considers labor time, the input measurement, is the best available indicator of the pattern and timing in which contract obligations are fulfilled. The Company has a long history of developing various online games resulting in its ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Revenue allocated to the specific PCS or other services is recognized as the related services are rendered.

In the same contract, the Company may be entitle to receive revenue-based royalty payments after the customized online games generates revenue from the third party platform. The Company records revenues on a net basis when all other revenue recognition criteria are met.

To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

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Differences between the timing of billings and the recognition of revenue based on various methods of accounting are recorded as deferred revenue.

Royalty Revenue

The Company also licenses third-parties to operate Jump’s mobile games developed internally through mobile platforms and receives revenue-based royalty payments from all the third-party licensee operators on a monthly basis. The revenue-based royalty payments are recognized when all other revenue recognition criteria are met. The Company records revenues on a net basis, as the Company does not have the primary responsibility for fulfillment and acceptability of the game services.

Income taxes

Current income tax expenses are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures.

Fair Value of Financial Instruments

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair value is based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

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Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 31, 2016 and 2017, the carrying amounts of the financial instruments of the Company, including cash and cash equivalents, accounts receivable, amounts due from shareholders, prepaid expenses and other current assets, accounts payable, accrued payroll and other payables and accrued expenses and advances from customers, approximate their fair values because of their generally short maturities.

JOBS Act

On April 5, 2012, the JOBS Act was signed into law. The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We will qualify as an “emerging growth company” and under the JOBS Act will be allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

Recently Issued Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has not early adopted this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending balances shown on the statement of cash flows. The guidance is effective for the Company in the first quarter of 2018 and early adoption is permitted. ASU 2016-18 must be applied retrospectively to all periods presented. The Company has not early adopted this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230)”. ASU 2016-15 adds and clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows, reducing the existing diversity in practice that has resulted from the lack of consistent principles on this topic. ASU 2016-15 is effective for the Company beginning January 1, 2018. Early adoption is permitted. The Company has not early adopted this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

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In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. The Company is evaluating this ASU and has not determined the effect of this standard on its ongoing financial reporting.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition” and some cost guidance included in ASC Subtopic 605-35: Revenue Recognition - Construction-Type and Production-Type Contracts.” The core principle of ASU 2014-09 is that revenue is recognized when the transfer of goods or services to customers occurs in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable readers of the Company’s financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. ASU 2014-09 also requires disclosure of information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply ASU 2014-09 with the cumulative effect recognized at the date of initial application. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is planning to adopt Topic 606 in the first quarter of 2019 using the retrospective transition method, and is continuing to evaluate the impact our pending adoption of Topic 606 will have on the consolidated financial statements. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition and its contracts with customers to determine the effect the guidance will have on its financial statements and what changes to systems and controls may be warranted.

There have been four new ASUs issued amending certain aspects of ASU 2014-09, ASU 2016-08,“Principal versus Agent Considerations (Reporting Revenue Gross Versus Net),” was issued in March, 2016to clarify certain aspects of the principal versus agent guidance in ASU 2014-09. In addition, ASU 2016-10, “Identifying Performance Obligations and Licensing,” issued in April 2016, amends other sections of ASU2014-09 including clarifying guidance related to identifying performance obligations and licensing implementation. ASU 2016-12, “Revenue from Contracts with Customers —Narrow Scope Improvements and Practical Expedients” provides amendments and practical expedients to the guidance in ASU 2014-09in the areas of assessing collectability, presentation of sales taxes received from customers, noncash consideration, contract modification and clarification of using the full retrospective approach to adopts ASU 2014-09. Finally, ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” was issued in December 2016, and provides elections regarding the disclosures required for remaining performance obligations in certain cases and also makes other technical corrections and improvements to the standard. With its evaluation of the impact of ASU 2014-09, the Company will also consider the impact on its financial statements related to the updated guidance provided by these four new ASUs. These amendments have the same effective date as the new revenue standard. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or inclusion of its consolidated financial statements or financial information in another entity’s filing with SEC adopting ASC Topic 606 for annual reporting periods beginning after December15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is planning to adopt Topic 606 in the first quarter of 2019 using the retrospective transition method, and are continuing to evaluate the impact of adopting the impact of adoption of Topic 606 will have on the consolidated financial statements. The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

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Results of operations- comparison of year ended December 31, 2016 to year ended December 31, 2017

The following tables set forth a summary of our consolidated results of operations for the years indicated, both in absolute amounts and as percentages of variance. The operating results in any year are not necessarily indicative of the results that may be expected for any future year.

	Years ended December 31,			Variance
	2016	2017		Amount	%
	RMB	RMB	USD	RMB
Revenues	175,814,750	194,318,839	29,866,259	18,504,089	10.5
Cost of revenues	(22,269,207)	(30,166,470)	(4,636,502)	(7,897,263)	35.5
Gross profit	153,545,543	164,152,369	25,229,757	10,606,826	6.9
Selling and marketing expenses	(50,362,253)	(51,882,882)	(7,974,253)	(1,520,629)	3.0
General and administrative expenses	(15,251,640)	(20,640,458)	(3,172,380)	(5,388,818)	35.3
Research and development expenses	(50,470,670)	(44,811,523)	(6,887,405)	5,659,147	(11.2)
Income from operations	37,460,980	46,817,506	7,195,719	9,356,526	25.0
Other income	3,535,646	3,125,902	480,442	(409,744)	(11.6)
Income before income taxes expense	40,996,626	49,943,408	7,676,161	8,946,782	21.8
Income taxes expenses	(8,299,194)	(6,692,821)	(1,028,667)	1,606,373	(19.4)
Net Income	32,697,432	43,250,587	6,647,494	10,553,155	32.3

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Revenue

A breakdown of our revenue for the year ended December 31, 2016 versus the year ended December 31, 2017 is set forth below:

	For the Years Ended December 31,					Variance
	2016		2017			Amount	%
	RMB	%	RMB	USD	%	RMB
Online games	175,814,750	100.0	184,380,330	28,338,738	94.9	8,565,580	4.9
Game development	-	-	9,768,698	1,501,421	5.0	9,768,698	100
Others	-	-	169,811	26,100	0.1	169,811	100
Total Amount	175,814,750	100.0	194,318,839	29,866,259	100.0	18,504,089	10.5

Our net revenues, which consisted of revenues from self and jointly operated online games, game development and other services, increased by 10.5% from RMB175.8 million in 2016 to RMB194.3 million (US$29.9 million) in 2017. This increase was primarily due to increases in revenues from our PC game. Across our platform, our average monthly paying users increased by 26%, from approximately 73 thousand in 2016 to approximately 92 thousand in 2017. We expect revenue from online games to continue to grow.

We also generated revenue from game development starting from 2017 which was approximately 5% of our total revenue in 2017 or RMB9.8 million by providing services for game systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. Such customers are other companies that operate online games.

Cost of Revenues

Our cost of revenues is set forth below:

	For the Years Ended December 31,					Variance
	2016		2017			Amount	%
	RMB	%	RMB	USD	%	RMB
Revenue-sharing costs	4,101,633	18.4	17,670,990	2,715,981	58.6	13,569,357	330.8
Server and bandwidth costs	4,545,351	20.4	5,419,186	832,914	18.0	873,835	19.2
Content costs	4,700,000	21.1	4,700,000	722,377	15.6	-	-
Payment agencies charge	8,588,042	38.6	1,491,707	229,271	4.9	(7,096,335)	(82.6)
Others	334,181	1.5	884,587	135,959	2.9	550,406	164.7
Total Amount	22,269,207	100.0	30,166,470	4,636,502	100.0	7,897,263	35.5

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Cost of Revenues (continued)

Our cost of revenues increased by 35.5%, from RMB22.3 million in 2016 to RMB30.2 million (US$4.6 million) in 2017 as all components of cost of revenues increased due to our business growth and the expansion of our paying user base.

Revenue-sharing costs consist of fees paid to distribution channels and payment channels in accordance with our revenue-sharing arrangements. Revenue-sharing costs increased by approximately RMB13.5 million, or 330.8% in 2017, as we employed more distribution channels to promote our games, leading to the costs paid to these distributors.

Server and bandwidth costs are the fees we pay to telecommunication carriers and other service providers for telecommunication services, hosting our servers at their internet data centers, and providing content delivery network and application services.  Server and bandwidth costs increased by 19.2%, from RMB4.5 million in 2016 to RMB5.4 million (US$0.8 million) in 2017, primarily due to an increase in server and bandwidth capacity to keep pace with the expansion of our user base and experience and the increase in active users.

Payment agencies charge represents the charge we paid to third-party payment agencies when our users make payments in our games via these agencies. The charge rate is generally 0.4% to 2.5% of users’ payment. Payment agencies charge decreased by 82.6% from RMB8.6 million in 2016 to RMB1.5 million (US$0.23 million) in 2017. The decrease is mainly due to a partnership in 2016 with a payment agency to promote our sales to customers at a charge rate of 13.5%, which resulted in an expenditure of RMB8 million, whereas we did not contract with such a party in 2017.

Gross Profit and Gross Margin

Gross profit for the year ended December 31, 2017 increased 6.9% to RMB164.2 million (US$25.2 million) from RMB153.5 million for the year ended December 31, 2016.

Gross margin, or gross profit as a percentage of total revenue, was 84.5% for the year ended December 31, 2017 as compared to 87.3% for the year ended December 31, 2016.

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Operating Expenses

The following table sets forth the breakdown of our operating expenses for the years ended December 31, 2016 and 2017, respectively:

	For the Years Ended December 31,					Variance
	2016		2017			Amount	%
	RMB	%	RMB	USD	%	RMB
Selling and marketing expenses	50,362,253	43.4	51,882,882	7,974,253	44.2	1,520,629	3.0
General and administrative expenses	15,251,640	13.1	20,640,458	3,172,380	17.6	5,388,818	35.3
Research and development expenses	50,470,670	43.5	44,811,523	6,887,405	38.2	(5,659,147)	(11.2)
Total Amount	116,084,563	100.0	117,334,863	18,034,038	100.0	1,250,300	1.1

Our total operating expenses increased 1.1% to RMB117.3 million (US$18.0 million) for the year ended December 31, 2017 from RMB116.1 million for the year ended December 31, 2016, as selling and marketing expenses and general administrative expenses increased due to our business growth, and partly offset by a decrease in research and development expenses.

Selling and marketing expenses. Our selling and marketing expenses for the year ended December 31, 2017 increased by 3.0% to RMB51.9 million (US$8.0 million) from RMB50.4 million for the year ended December 31, 2016, primarily attributable to the costs of the marketing campaigns associated with promotion of our games through various channels and activities, as well as marketing and promotional costs for our platform. We expect our selling and marketing expenses to increase in the foreseeable future due to increasing investment to promote our games.

General and administrative expenses. Our general and administrative expenses increased by 35.3% from RMB15.3 million in 2016 to RMB20.6 million (US$3.2 million) in 2017. The increase was primarily attributable to an increase in average compensation and increase in the headcount as well for administrative personnel, and increase in rental payments by RMB2.4 million. We expect our general and administrative expenses to increase in the foreseeable future due to the anticipated growth of our business as well as accounting, insurance, investor relations and other public company costs.

Research and development expenses. Our research and development expenses decreased by 11.2% from RMB50.5 million in 2016 to RMB44.8 million (US$6.9 million) in 2017, primarily due to that in 2016 we began to research Glamorous Heroes mobile game, which reached the technology feasibility stage in July 2017, and the research and development expenses from July to December was capitalized and accounted for as capitalized development costs. We expect our research and development expenses to increase as we expand our research and development team, enhance our artificial intelligence technology, and develop new games.

Income from Operations and Operating Margin

As a result of foregoing, we generated an income from operations of RMB46.8 million (US$7.2 million) in 2017, compared with an income from operations of RMB37.5 million in 2016.

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Operating margin from operations as a percentage of total revenue was 24.1% for the year ended December 31, 2017, compared with 21.3% for the year ended December 31, 2016.

Other income, net

The following table sets forth the breakdown of our other income net of other expenses for the years ended December 31, 2016 and ended December 31, 2017, respectively:

	For the Years Ended December 31,					Variance
	2016		2017			Amount	%
	RMB	%	RMB	USD	%	RMB
Subsidy income	3,814,685	107.9	3,041,655	467,494	97.3	(773,030)	(20.3)
Interest income	72,369	2.0	478,341	73,520	15.3	405,972	561.0
Other expenses, net	(351,408)	(9.9)	(394,094)	(60,572)	(12.6)	(42,686)	12.1
Total Amount	3,535,646	100.0	3,125,902	480,442	100.0	(409,744)	(11.6)

Other income was RMB3.1 million (US$0.5 million) for the year ended December 31, 2017, compared with RMB3.5 million for the year ended December 31, 2016. Other income decreased RMB0.4 million mainly due to a decrease of subsidy income from local government authorizations as an incentive for companies to promote development of the local technology industry by RMB0.8 million and increase of interest income earned on bank deposit by RMB0.4 million.

Income tax expenses

Income tax expenses were RMB6.7 million (US$1.0 million) and RMB8.3 million for the years ended December 31, 2017 and 2016, respectively, representing a decrease of income tax expenses of RMB1.6 million. The decrease was mainly due to tax deduction policy in accordance with PRC tax regulation: the tax impact of aggregate non-deductible expenses in 2017 was RMB1.6 million, and in 2016 was RMB3.2 million, representing a decrease of RMB1.6 million.

Net Income

Net Income for the year ended December 31, 2017 was RMB43.3 million (US$6.6 million), as compared to RMB32.7 million for the year ended December 31, 2016. The increase in net income was due to the combination of factors discussed above.

Liquidity and Capital Resources

As of December 31, 2017, we had cash and cash equivalents of approximately RMB93.9 million (U$14.4 million). Our current assets were approximately RMB113.1 million (US$17.4 million), and our current liabilities were approximately RMB58.7 million (UD$9.0 million). Total shareholders’ equity as of December 31, 2017 was approximately RMB101.0 million (US$15.5 million). We believe that we will have sufficient working capital to operate our business for the next 12 months.

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Substantially all of our operations are conducted in China and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of December 31, 2017, the Company had RMB93.9 million (US$14.4 million) of cash and cash equivalents on deposit at financial institutions in mainland PRC. We would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to our offshore subsidiaries. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

In assessing our liquidity, we monitor and analyze our cash on hand, our ability to generate sufficient revenue sources in the future and our operating and capital expenditure commitments. The Company plans to fund working capital through its operations, bank borrowings and additional capital contribution from shareholders. For years ended December 31, 2016 and 2017, our operating cash flows were positive. We have historically funded our working capital needs primarily from operations, advance payments from customers and shareholders. Our working capital requirements are affected by the efficiency of our operations, the numerical volume and dollar value of our revenue, the progress or execution on our customer contracts, and the timing of accounts receivable collections.

The following table summarizes our cash flows for the year ended December 31, 2016 and 2017.

	For the Years Ended December 31,
	2016	2017
	RMB	RMB	USD
Selected Consolidated Statements of Cash Flow Data:
Net cash provided by operating activities	60,125,895	66,295,667	10,189,457
Net cash used in investing activities	(21,339,986)	(8,577,459)	(1,318,331)
Net cash used in financing activities	(5,200,000)	(19,800,000)	(3,043,204)
Net increase in cash	33,585,909	37,918,208	5,827,922

Operating activities

Net cash provided by operating activities was RMB66.3 million (US$10.2 million) for the year ended December 31, 2017, an increase of RMB6.2 million from cash provided by operating activities of RMB60.1 million for the year ended December 31, 2016. Net cash provided by operating activities grew in 2017 primarily attributable to an increase of RMB5.9 million in deferred revenue because we received in-advanced players’ payments but we have not fulfilled our performance obligations and revenue recognition criteria have not been met as of the balance sheet date, and an increase of RMB5.3 million in accounts payable due to our growth in our operation with more payables on operating costs.

Investing activities

Net cash used in investing activities in 2017 was RMB8.6 million (US$1.3 million), primarily due to purchase of equipment and leasehold improvements of RMB2.3 million (US$0.4 million), and costs paid on the development of the mobile game Glamorous Heroes of RMB6.3 million (US$1.0 million).  Net cash used in investing activities in 2016 was RMB21.3 million primarily due to purchase of equipment and leasehold improvements of RMB3.4 million and the acquisition of an intangible asset-the intellectual property rights of 300 Heroes of RMB17.9 million.

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Financing activities

Net cash used in financing activities for the year ended December 31, 2017 was RMB19.8 million (US$3.0 million) primarily due to cash dividends of RMB20 million (US$3.1 million) paid to shareholders in 2017. Net cash used in financing activities for the year ended December 31, 2016 was RMB5.2 million, which was a shareholder loan that was repaid on July 2, 2018.

Trend Information

Other than as disclosed elsewhere in this prospectus, we are not aware of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net revenues, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

Off-Balance Sheet Arrangements

We have not entered into any derivative contracts that are indexed to our shares and classified as shareholders’ equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or that engages in leasing, hedging or research and development services with us.

Contractual Obligations

We lease office spaces under non-cancellable operating lease arrangements. For the years ended December 31, 2016 and 2017, rental expenses under operating leases were approximately RMB5.5 million and RMB7.9 million (US$1.2 million) , respectively.

The following table sets forth the Company’s operating lease commitment as of December 31, 2017:

	Office Rental
	RMB	USD
Year ending December 31,
2018	6,497,430	998,637
2019	2,978,432	457,777
2020	1,358,756	208,837
Total	10,834,618	1,665,251

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claims, when a loss is assessed to be probable and the amount of the loss can be reasonably estimated.

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Contingencies

(a)	Overview

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

(b)	Litigation

On July 14, 2017, Shanghai Animation Film Studio sued the Company, Shenzhen Zqgame Co., Ltd and Chongqing Xingyou Media Communication Co., Ltd (collectively the “Defendants”) for copyright infringement. On April 18, 2018 Shanghai Pudong District Court issued a judgement against the Defendants who were liable for damages totaling RMB526,000 (US$80,845). As of December 31, 2017, the Company accrued a loss of RMB175,333 (US$26,948) based on the available information and the management’s best estimates. The Defendants are currently appealing to the higher court. The date of the final appeal has not been decided.

(c) Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

Inflation

We do not believe the impact of inflation on our company is material. Our operations are in China and China’s inflation rates have been relatively stable over the last two years: 1.6% in 2017 and 1.4% in 2016.

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INDUSTRY OVERVIEW

As of 2017, China has become the world’s largest gaming market (for online or digital games) by revenue generated1. China also continues to be one of the most rapidly growing online gaming markets, with games revenue having generated $32.5 billion in 2017, and being expected to reach nearly $39 billion by the end of 20182. Over half of China’s 600 million gamers are playing online PC and mobile games in China, accounting for over 25 percent of total gaming global revenue3. Of these gamers, 45% of them are cross-platform gamers, playing on PC, console, and mobile4. The number of gamers in China is expected to increase to 768 million in 20225.

Gaming time is one trend that drives the growth of the China gaming market. The amount of time Chinese gamers have spent on gaming increased from 260 million hours per day in 2016 to 416 million in 2018, representing a roughly 22% increase6. Gaming now accounts for 13% of people’s daily time spent across all mobile entertainment segments, coming in behind social network and video.

The increase in mobile internet users also drives gaming growth in China, adding potential mobile gamers. The number of mobile internet users in China reached 753 million in 2017, and the number of smartphone users in China is roughly 956 million as of June 2018, representing 68.9% of the Chinese population of over 1.4 billion7. This number is expected to continue increasing, reaching 1.17 billion by 20228. Of this number, it is estimated that over 150 million new mobile gamers will enter the market from 2017 to 2022, as a result of expanding mobile infrastructure, declining mobile data charges, and increasing youth ownership of smartphones9.

In terms of genre, non-multiplayer online roleplaying games (“MMORPGS”) are now commanding more of an influence in the China mobile games market. Chinese gamers are moving away from traditional genre games such as MMORPGs and casual games, and more towards first person shooter (“FPS”), multiplayer online battle arena (“MOBA”), and battle royale games10. The competitive nature of these types of games has led to the creation of a mobile e-sports ecosystem that continues to grow, acting as one of the primary drivers of growth in the Chinese gaming market11. For example, Honor of Kings, a 5v5 MOBA game with over 80 million daily active users in China, has been successful in creating a traditional MOBA experience on mobile devices, as well as leveraging social media and creating an e-sports scene12.

From 2013 to 2017 the China’s gaming market has more than doubled from $13.7 billion to $32.5 billion, growing at a CAGR of 24.11%13. By contrast, the United States game market generated $25 billion in 2017. See chart below:

1 Staff Research Report by Matt Snyder, Analyst, Economics and Trade of U.S. – China Economic and Security Review Commission. May 17, 2018

2 Newzoo. https://newzoo.com/insights/articles/new-gaming-boom-newzoo-ups-its-2017-global-games-market-estimate-to-116-0bn-growing-to-143-5bn-in-2020/; https://newzoo.com/insights/articles/global-games-market-reaches-137-9-billion-in-2018-mobile-games-take-half/

3 Niko Partners in Gamesindustry.biz. https://www.gamesindustry.biz/articles/2018-05-08-chinas-games-market-expected-to-reach-usd42-billion-by-2022

4 Newzoo. https://newzoo.com/insights/infographics/chinese-gamer-2017/

5 Niko Partners in Venture Beat News. https://venturebeat.com/2018/05/07/niko-partners-china-will-surpass-1-billion-gamers-and-42-billion-in-game-revenue-by-2022/

6 5 Takeaways on China from Mary Meeker’s Internet Trends Report in Niko Partners. http://nikopartners.com/5-takeaways-on-china-from-mary-meekers-internet-trends-report/

7 China Internet Network Information Center (CNNIC) in Niko Partners. http://nikopartners.com/5-takeaways-on-china-from-mary-meekers-internet-trends-report/

8 Niko Partners. http://nikopartners.com/5-takeaways-on-china-from-mary-meekers-internet-trends-report/

9 Niko Partners. http://nikopartners.com/5-takeaways-on-china-from-mary-meekers-internet-trends-report/

10 Niko Partners. http://nikopartners.com/5-takeaways-on-china-from-mary-meekers-internet-trends-report/

11 Niko Partners. http://nikopartners.com/5-takeaways-on-china-from-mary-meekers-internet-trends-report/

12 Niko Partners. http://nikopartners.com/5-takeaways-on-china-from-mary-meekers-internet-trends-report/

13 Newzoo. https://newzoo.com/insights/articles/global-games-market-will-reach-102-9-billion-2017-2/; https://venturebeat.com/2014/06/24/gamer-globe-the-top-100-countries-by-2014-game-revenue/; https://newzoo.com/insights/infographics/newzoo-summer-series-2-chinese-games-market/; https://newzoo.com/insights/infographics/chinese-games-market-2016/; https://newzoo.com/insights/articles/new-gaming-boom-newzoo-ups-its-2017-global-games-market-estimate-to-116-0bn-growing-to-143-5bn-in-2020/; https://newzoo.com/insights/articles/global-games-market-reaches-137-9-billion-in-2018-mobile-games-take-half/

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Source: Newzoo, Venture Beat News

China is estimated to account for more than one-quarter of global game revenues, reaching $37.9 billion this year, remaining the number one gaming market by revenues and number of players. Mobile is expected to be the dominant force here and account 61% of revenues in 2018.

Source: Newzoo

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BUSINESS

Our Mission

We aspire to become one of the most popular technology-enabled entertainment communities for the young generation in China.

Overview

We are a producer, developer and operator of customized online games in China with a large and active user base. We operate a number of online games on different platforms, including mobile, personal computers (PC), virtual reality (VR), augmented reality (AR) and console devices. Our propriety H5 webpage gaming technology enables viral dissemination of our mobile games on a large scale. Our portfolio extends to a number of online gaming genres, consisting of multiplayer online battle arena (MOBA) games, first-person shooter (FPS) games, fighting games and casual games.

We strive to create an engaging, interactive and immersive community for game enthusiasts in China. The vast majority of our users are among the young Chinese generation between the ages of 16 and 35, although many of our games appeal to users outside this demographic. Our rich and high-quality content is a magnet for users with common interests to connect and share their passion on our platform. Our users are able to interact with one another with the support of our platform’s innovative social functions. These real-time interactions help cultivate a strong sense of belonging, which effectively strengthens our user retention and increases time spent playing our games.

Our content is highly dynamic, as our games encourage a variety of interaction between users to enhance the overall entertainment experience and sense of involvement on our platform. Our technology is designed for reliability, scalability and flexibility. Leveraging our strong technological capabilities and infrastructure, we are able to deliver a superior user experience and conduct our operation in a highly efficient manner.

We generate revenues primarily from the sale of our “virtual diamonds,” which are essentially credits exchangeable for in-game merchandise, directly to our users that have a registered gaming account. These “virtual diamonds” appeal to our users because they allow users to easily make in-game purchases without having to go through a third-party payment process each time they play our games. We have experienced rapid growth since our inception. Our total revenues increased from RMB175.8 million (US$27.0 million) in 2016 to RMB194.3 million (US$29.9 million) in 2017. Our net income was RMB32.7 million (US$5.0 million) and RMB43.3 million (US$6.6 million) in 2016 and 2017, respectively.

Our Strengths

We believe that the following competitive strengths and advantages contribute to our success and differentiate us from our competitors.

In-house Developed Game Engines

All our game engines (including game engines for PC, mobile and other platforms) are developed by our own in-house R&D team. Game engine development is a core technological capability in the gaming industry. Our in-house developed game engines provide us with competitive advantages:

•	Maximizes the performance of our back-end hardware, since self-developed game engines can be tailored and are compatible to our hardware;

•	Enables us to expand game functions at will with self-developed source codes; and

•	Authorization fees and income sharing payments are not required in order to operate and modify our games.

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Community-based Gaming Platform

We build gaming communities that integrate online and offline relationships and activities. We promote our gaming events through social media such as WeChat, Weibo, Alipay, Facebook and Twitter to increase our user base and spread our products through our highly developed HTML5 (H5) technology, creating a cross-platform ecosystem that connects our existing users with potential new users. Our H5 link significantly lowers the traditional gaming threshold that allows us to attract new users with little to no gaming experience.

Multi-Platform Coverage

Our gaming products cover multiple platforms including PCs, iOS and Android. Such multi-platform approach allows us to attract a broad base of users with diverse gaming preferences.

•	PC

Our PC games are accessible through our self-developed PC application, Battle Net, which is a centralized user account system and serves as a portal for users to enter all our games. Users can log into their gaming account via this portal and download and access all of our PC game products.

•	iOS

All of our mobile games can be downloaded individually as an application onto iOS devices through the App Store. Once the download is completed, users will be able to enter each of our games by entering the respective applications.

•	Android

On Android devices, the Battle Net is accessible in the same approach as on PCs, and our mobile games are available through various Android application stores for downloads.

Highly Engaged and Interactive Community

We build our brand and retain our users by promoting frequent interactions between users. Our content is highly dynamic, as our users are able to interact with each other which in turn bolsters their overall entertainment and social experience offered by our platform.

Rich and Dynamic Content Offerings

Our content is highly dynamic, with our portfolio including MOBA games, FPS games, fighting games and casual games. Our games are played online in a virtual environment existing on network servers that connect a large number of players simultaneously in order to enable them to interact with each other within the games.

Cutting-edge Technological Capabilities and Scalable Infrastructure

Our cutting-edge technological capabilities and infrastructure has laid a solid foundation for the reliability and growth of our platform and ensures best-in-class user experience such as app launch speed in comparison to our peers. Our propriety H5 webpage gaming technology enables viral dissemination of our mobile games on a large scale through our H5 link that is easy to send to friends who may be interested playing our games.

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Thriving Ecosystem Fueling Strong Monetization

We attract new users with easily accessible games, retain users with our high-quality content, and bolster our users’ gaming experience by developing communities through user interaction. The thriving gaming ecosystem improves our user retention and fuels strong monetization as actively engaged users form a strong base for making in-game purchases. We have successfully been able to monetize our games by selling virtual items through in-game purchases. The average contribution to our revenues per month per active user has steadily increased from RMB10.8 in 2015, to RMB12.3 in 2016, and to RMB12.8 in 2017.

Strong Management Team

We have a strong management team with a proven track record of entrepreneurial success and complementary industry backgrounds. Our senior management team has deep insights and years of experiences in a wide range of industries covering the gaming, internet, and finance sectors in China.

Our Strategies

We intend to pursue the following strategies to further grow our business:

Continuously Adapt and Appeal to the Preferences of Target User Groups

We will continue to design our products to incorporate socially interactive features in our games, and conduct online marketing and promotional events to cater to the young Chinese generation’s preference for socializing online.

Increase Game Production Capabilities and Develop Broader Coverage

We intend to develop more games in order to increase our user base. We are currently expanding our research and development team and developing a wide range of games, including MOBA, FPS, fighting and casual games. Our games will cover a full range of genres, including popular sea-battle and sci-fi themed games.

Increase Cross-Platform Coverage and Capability

We intend to enlarge our platform coverage to include AR devices and game consoles in addition to our current PC, mobile and VR games. We also intend to further develop our H5 webpage gaming technology to ensure that it is compatible with PC, iOS and Android platforms to foster deeper cross-platform coverage.

Further Develop Our Social Interaction Service

In addition to our currently available interactive features, we plan to develop in-game functions for players that enable in-game audio chatting and allow players to add in-game teammates as friends. We also intend to transplant all of our in-game and out-of-game interactive features to mobile applications for both the iOS and Android platforms, in order to build a highly interactive gaming community across multiple platforms.

Continue to Invest in Technology and Strengthen R&D Capabilities

We believe our continuous R&D efforts will empower our operation capabilities. We intend to expand our R&D team and further enhance our core technologies to achieve higher efficiency in operation. Further, we intend to continue to improve the capacity and efficiency of our R&D process, and will adopt new technologies such as artificial intelligence (AI), AR and VR into our products and services.

Our Content

We publish and operate self-developed games spanning a number of gaming genres across multiple platforms including PCs, iOS and Android platforms, and VR devices. Our gaming portfolio includes, MOBA games, FPS games, fighting games and casual games. Our games are played online in a virtual environment existing on network servers that connect a large number of players simultaneously to enable them to interact with each other in the games. As of June 2018, we operate six games, consisting of four PC games, one mobile game, and one VR game. We also have a number of games in various stages of development that we intend to publish in 2019.

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Current Core Products

We currently operate 2 core products, Glamorous Heroes, a mobile game, and 300 Heroes, a PC game. Both games were developed in-house by our R&D team.

Glamorous Heroes is a 5v5 MOBA game for mobile platforms. Distinct features of Glamorous Heroes include its animation/comics theme and creative voice-, touch- and swipe-controlled gaming features.

Since its launch, Glamorous Heroes has experienced an increase in paying users. Monthly paying users of Glamorous Heroes increased 1438.9%, from 4,114 at its inception in August 2017, to 63,309 in May 2018. Monthly revenue generated from Glamorous Heroes in-game purchases increased 659.8%, from RMB297,306 in August 2017, to RMB2,259,047 in May 2018.

300 Heroes is a MOBA game for the PC, developed in-house and operated by the Company. The game features unique 7v7 team competition and integrated battle strategies. 300 Heroes has been operating online since the game’s launch five years ago, and still shows outstanding performance. Monthly paying users for 300 Heroes increased 835.6%, from 8,427 in January 2014, to 78,842 in April 2018. On average, monthly revenue generated from 300 Heroes in-game purchases increased 277.1%, from RMB4,680,000 in 2014 to RMB17,560,000 in 2018.

The following features distinguish 300 Heroes from other MOBA games available in China.

•	300 Heroes is the only 7v7 MOBA game available in the online gaming market in China. Our 7v7 capacity makes battles in this game a dynamic gaming experience for MOBA game players.

•	300 Heroes integrates in-game character cultivation into battle mode. Users are able to “cultivate” their gaming characters by enhancing characters’ equipment and skills among other features, and bring these enhancements into battle with other users.

•	300 Heroes provides an instant entry into the battle upon the completion of a match of battle mode players to form their battle teams. We eliminated the loading process prior to entering a battle commonly shared by other MOBA games through re-allocating our back-end data processing resources. As such, 300 Heroes facilitates a smooth user experience and reduces the lengthy wait time before entering a battle.

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Future Core Products

The following games are projected to be launched within a year. In 2019, these games will become our growth points for future users and operating income.

Name	Type	Genre	Current Status	Plan/Schedule
Gun Dimension	PC game	FPS game	Internal user testing in progress (initiated in February 2018)	Launch scheduled for January 2019

Warship Heroine Collection	PC & Mobile game	Sea-battle themed MOBA game	R&D in final stage	Internal user testing scheduled for September 2018

Interstellar Call	PC game	Sci-fi real-time strategy game	R&D in progress	Launch scheduled for March 2019

Machine Crisis	VR game	Sci-fi VR shooting game	Launched	N/A

Crazy Boom	PC game; H5 version being developed	Casual game	Launched; data adjustments for PC game in progress; development of H5 version in progress.	H5 version launch scheduled for August 2018

We have in-house capabilities that allow us to develop quality online games efficiently and in response to constantly changing market demands and trends. We are currently expanding our research and development team and preparing technology infrastructure for enhancing our capability to release more games. Since the beginning of July, we have initiated the development of a unified operation and maintenance solution to host our games on one sever in order to maximize efficiency.

Our Users

We have two types of users of our gaming products: active paying users and tourist players. Each is described below.

Paying Users

In 2017, we had a total of 1.25 million monthly active users on average, representing an increase of more than 150%, compared to 0.8 million in 2014. Our users have demonstrated a high level of engagement on our platform and loyalty to our communities. In 2017, the average time spent per active user in our PC games was approximately 160 minutes per day. Driven by our fast-growing active user base, the amount of paying users grew more than 300%, with approximately 92 thousand monthly paying users in 2017, compared to approximately 23 thousand in 2014.

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Tourist Players

Upon downloading our game software on a PC, installing applications on a mobile phone, or clicking our H5 link, any player can play our games for free. We believe this free-to-play model is effective in attracting new players with diverse gaming preferences before converting them into long term users. In order to purchase any in-game items or to permanently save a game in progress, a player must register for a gaming account to activate all gaming features. Before a player registers their account with us, the person is called a tourist player and only has limited access to our gaming functions. We constantly send notifications to encourage a tourist player to register for a gaming account.

Our Centralized and Interactive Gaming System Design

Centralized System

For PC games. we have established a centralized user account system named “Battle Net” which serves as a portal for users to enter our games. Users can log into their gaming account via this portal and download and access all of our PC game products. Through cloud-based data storage, the information for each account profile is synchronized. We are in the process of integrating community interaction features, such as in-game audio chatting, into “Battle Net”. At the same time, we are in the process of developing “Battle Net” applications for mobile platforms.

Social and Interactive Features

We established a website called “Home Base” at http://www.hhhoo.com, separately from our official website and game software to serve as our users’ base for community bonding. On the “Home Base” website, users can share content uploaded by other users, add comments, send messages and view their history of interactions with other users.

For mobile games, our H5 webpage gaming technology enables viral dissemination of our mobile games on a large scale through our H5 link that is extremely easy to send to friends who may be interested playing our games. The H5 link also creates a convenient gaming experience, featuring one keystroke to enter a game, one keystroke to compete, one keystroke to invite friends, and one keystroke to share battle reports on social media. Keystroke functions simplify social interactions among players, as well as between current players and potential future players.

In addition, we promote our online and offline gaming events through social media such as WeChat, Weibo, Alipay, Facebook and Twitter to obtain more users and spread our products in combination with our H5 technology, in order to create a cross-platform ecosystem connecting our existing users with potential new users. The utilization of our H5 technology to disseminate our games significantly lowers the traditional threshold to attract new users with little to no gaming experience upon receipt of our H5 link from friends.

Monetization

Pricing

We use an item-based revenue model for a substantial majority of our existing games and plan to use it for games currently in development. Under the item-based revenue model, game players can play the basic functions of the game free of charge for as long as they want. We generate revenues through the sale of virtual items such as equipment, battle skills, and character appearances that enhance the game-playing experience. Currently, most of our virtual items are priced between RMB45 and RMB250. The value is dependent on the availability, desirability and popularity of an item. We invest in user data analysis to better understand our users’ in-game consumption patterns and analyze pricing trends to determine the pricing of our virtual items.

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In-game Sales in PC Games

Our games are free to play, which we believe to be an effective model to increase our user base. We generate revenue from collecting proceeds through the sale of in-game virtual diamonds. In-game virtual diamonds can be used to purchase in-game virtual items including equipment, skins, consumables and other in-game features or functions. We sell virtual diamonds directly to our users with registered gaming accounts. Users can choose to pay either from their bank accounts or through other payment methods, including third-party online payment platforms. Proceeds generated from our PC games accounted for approximately 93.9% of our revenues in 2017.

In-game Sales in Mobile Games

We publish self-developed mobile games on third-party platforms. Our users access the mobile games on their platforms and log into and play from their accounts. Users purchase in-game virtual items and charge them to their accounts via the third-party mobile application stores. The mobile application stores in turn pay us proceeds after deducting their revenue-sharing amounts. Proceeds from our mobile games accounted for a nominal amount of our revenues in 2017.

Licensing

We enter into license agreements with third-party gaming and entertainment platforms. Our key licensing partners are Hangzhou Shunwang Technology Co., Ltd. and Tianjin Hero Entertainment Technology Co., Ltd. We grant licensed platforms the rights to distribute and operate our games in consideration for a license fee and/or revenue sharing payments over the duration of the license. Third-party platform users of our games purchase in-game virtual items and charge them to their accounts through the third-party platforms. The third-party platforms in turn pay us proceeds after deducting their revenue-sharing amounts. Proceeds from licensed distribution and profit sharing of our PC games accounted for a nominal amount of our 2017 revenues.

Content Provision

We develop and produce customized game products as content providers for other gaming companies and entertainment platforms that have specific product demands. Proceeds generated from sales of our content to third parties accounted for approximately 5% of our revenues in 2017.

Other Sources

We organize and participate in e-sports events, such as comic game exhibits and campus gaming tournament. We have partnered with Internet cafes to organize hundreds of offline gaming events throughout a number of provinces in China. In addition, we sell toys at these events and online. Proceeds generated from such sales accounted for a nominal amount of our revenues in 2017.

Research and Development, Technology and Operations

Research and Development

All of our game products are developed by our in-house R&D team. As of June 2018, our R&D team consisted of 203 members, including software engineers, designers, and product managers. They are responsible for developing our games, website, databases and user community interaction functions.

Our R&D capability is regarded as market leading in the online gaming industry in China. We have invested and will continue to invest substantial resources in our research and development activities, including game development and technology development.

Our R&D process for a new game starts with the R&D team brainstorming to create new ideas and designs containing popular elements. The R&D team selects outstanding designs generated in-house to formulate original characters for each game. A project team led by a project manager is then formed to manage the progress of game design, approval, testing and launch. A typical project takes from 3 months to one year to complete, during which time, the team integrates, codes, and designs the game’s functions into a final product. After multiple rounds of internal and user testing, the game will be presented to our senior management team for approval and launch.

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Technology Infrastructure

Our technology platform has been designed for reliability, scalability and flexibility and is administered by our in-house operation maintenance department. We have access to a network of approximately 200 leased physical servers with power supply and power generator backup located in internet data centers, and cloud-based servers that we lease from a third-party operator, Alibaba Cloud.

We have entered into a strategic cooperation agreement with Alibaba Cloud which allows us to benefit from the services provided by Alibaba Cloud. Under this arrangement, we are able to utilize diversified resources of Alibaba Cloud, including cloud computing, data storage and bandwidth service.

Our web server technology focuses on reducing bandwidth use while enhancing user experience through utilizing our content distribution network (CDN) system. A copy of the data is placed at various points in our CDN to maximize bandwidth for access to data from users throughout the network. Our CDN components are strategically deployed in the cities where our users are concentrated, enabling users to access a copy of the data closest to them, in order to minimize content loading time. Our proprietary CDN system enhances network efficiency by managing and optimizing the workload of the servers through real-time optimization and distribution.

Different servers share and back up the data of one another, which increases the security of our network by allowing us to provide backup to failed servers and prevent system-wide failures caused by area network failures.

Maintenance

Our operation maintenance team consists of 26 professionals specializing in operating and maintaining our technology infrastructure, network security, online operating platforms, and back-end server maintenance. We monitor the operation of our server network 24 hours a day, 7 days a week. Our servers automatically report any detected malfunction on a real-time basis to our network monitoring system, which allows us to monitor system performance, detect system error, discover and troubleshoot hardware and software problems, respond to and resolve network and other malfunction issues in a timely fashion.

Quality Assurance

Our quality assurance team handles internal technical problems, including internal game testing and game updates, and provides assistance for any problems our customer service team encounters.

Branding and Marketing

In order to promote our games and build our brand, we employ a variety of innovative online marketing methods, including deploying advertisements on our own website and third-party application stores, and social media marketing. We also rely on referrals and repeat user visits driven by our superior user experience. For online marketing, we create soft advertisements in the form of short videos and publish them on our website holding video clips. Additionally, we work with internet personalities. We seek endorsements from them to create publicity for our games. For our mobile games, we work closely with mobile application stores to market our games. In addition, we launch advertisements on our website to attract new users into becoming our mobile game players. We access social media by organizing and encouraging online social groups on platforms such as QQ and WeChat.

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User Privacy and Safety

The vitality and integrity of our communities are cornerstones of our business. We dedicate significant resources to the goal of strengthening our communities through developing and implementing programs designed to protect user privacy, promote a safe environment, and ensure the security of user data. We consider the protection of the personal privacy of each of our users to be of paramount importance. We provide users with adequate notice as to what data are being collected and undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. In addition, we use a variety of technologies to protect the data with which we are entrusted. Our operating maintenance professionals are dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in an encrypted format and strictly limit the number of personnel who can access those servers that store user data. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access.

Customer Service

Our customer service team provides ongoing customer support to our users. Users can reach our customer service staff 24 hours a day, 7 days a week through multiple channels, including our website, call center, WeChat and QQ accounts. We currently have approximately 20 dedicated employees on the customer service team working 3 shifts per day, handling customer complaints and resolving customer inquiries typically related to account log-in and payment processing. Our internal procedures enable our customer service team to escalate and pass on problems they are unable to resolve to our operation maintenance team. Further unresolved problems are passed onto our research and development team. Customer feedback is collected and integrated into further product development, including design changes and upgrades to our games.

Intellectual Property

We seek to protect our intellectual property, through a combination of patents, copyrights, trademarks, trade secrets and confidentiality agreements. As of June 2018, we have registered 8 domain names, including www.jumpw.com, 98 trademarks, 21 software copyrights, and 3 copyrights for in-game characters. In addition, we have submitted 20 trademark applications, which are pending approval.

Competition

Our business is characterized by innovation, rapid change and disruptive technology. We face significant competition primarily from companies, including Hangzhou Electronic Soul Network Technology Co., Ltd and Shanghai Qifan Digital Technology Co., Ltd, that operate similar online games in similar business models to ours. Our competitors also include large online entertainment and gaming platforms among other platforms offering online gaming experiences designed to engage users, and capture their time spent on PC and mobile games. We compete to attract and retain users. Our competitors may compete with us in a variety of ways, such as developing or licensing highly popular PC and mobile games, conducting brand promotions and other marketing activities, and making acquisitions.

We believe that we can compete effectively with our competitors on the basis of the following factors: (i) the strength and reputation of our brand, (ii) our R&D team’s ability to develop new games across multiple platforms, (iii) the high engagement level of our users, and (iv) the performance and reliability of our platform.

As we introduce new products and services on our platform, as our existing products continue to evolve, or as other companies introduce new products and services, we may become subject to additional competition.

Employees

As of June 2018, we had 324 employees, among which 203 are in R&D, 42 are in marketing, 26 are in operation maintenance department, 14 are in quality assurance, and 20 are in customer service.

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As required under PRC regulations, we participate in housing funds and various employee social security plans that are organized by applicable local municipal and provincial governments, including housing, pension, medical, maternity, work-related injury and unemployment benefit plans, under which we make contributions at specified percentages of the salaries of our employees. We also purchase commercial health and accidental insurance for our employees. Bonuses are generally discretionary and based in part on employee performance and in part on the overall performance of our business. We plan to grant share-based incentive awards to our employees in the future to incentivize their contributions to our growth and development and we are currently formulating detailed plans.

We enter into standard confidentiality and employment agreements with our key employees. The contracts with our key personnel typically include a standard non-compete agreement that prohibits the employee from competing with us, directly or indirectly, during his or her employment and for at least one year after the termination of his or her employment.

We believe that we maintain a good working relationship with our employees and we did not experience any significant labor disputes or any difficulty in recruiting staff for our operations.

Properties

Our offices are located in Pudong New District, Shanghai, where we lease and occupy 4 separate office spaces with an aggregate floor area of 4,383 square meters. All 4 office locations are within a 1 kilometer radius.

Insurance

We do not maintain insurance policies covering damages to our network infrastructures or information technology systems. We also do not maintain business interruption insurance or general third-party liability insurance, nor do we maintain product liability insurance or key-man insurance. We consider our insurance coverage to be in line with that of other companies in the same industry of similar size in China.

Legal Proceedings

We are currently not a party to any material legal or administrative proceedings. We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of business.

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REGULATION

This section sets forth a summary of the most significant rules and regulations that affect our business activities in China or the rights of our shareholders to receive dividends and other distributions from us.

Licenses for Value-added Telecommunications Services

The Telecommunications Regulations of the PRC (the “Telecommunications Regulations”), promulgated by the State Council on September 25, 2000 and last amended on February 6, 2016, provides a regulatory framework for telecommunications services providers in the PRC. The Telecommunications Regulations require telecommunications services providers to obtain an operating license prior to the commencement of their operations. The Telecommunications Regulations categorize telecommunications services into basic telecommunications services and value-added telecommunications services. According to the Catalog of Telecommunications Business, attached to the Telecommunications Regulations, which was promulgated by the Ministry of Information Industry of the PRC (the “MII”, which is the predecessor of the Ministry of Industry and Information Technology (the “MIIT”) on February 21, 2003 and amended by the MIIT on December 28, 2015, information services provided via fixed network, mobile network and Internet fall within value-added telecommunications services. According to the Telecommunications Regulations, a commercial telecommunications service provider in the PRC shall obtain an operating license from the MIIT or its provincial-level counterparts.

On March 1, 2009, the MIIT issued the Administrative Measures for Telecommunications Business Operating Permit (the “Telecom Permit Measures”), which took effect on April 10, 2009 and was recently amended on July 3, 2017. The Telecom Permit Measures confirm that there are two types of telecom operating licenses for operators in China, namely, licenses for basic telecommunications services and licenses for value-added telecommunications services (the “VATS License”). The operation scope of the license will detail the permitted activities of the enterprise to which it was granted. An approved telecommunication services operator shall conduct its business in accordance with the specifications listed in its VATS License. In addition, the holder of a VATS License is required to obtain approval from the original permit-issuing authority in respect of any change to its shareholders.

On September 25, 2000, the State Council promulgated the Administrative Measures on Internet Information Services (the “Internet Information Measures”), which was amended on January 8, 2011. Under the Internet Information Measures, commercial Internet information services operators shall obtain a VATS License with the business scope of Internet information service, namely Internet Content Provider License (an “ICP License”), from the relevant government authorities before engaging in any commercial Internet information services operations within the PRC. Besides, the Internet Information Measures and other relevant measures also ban Internet activities that constitute publication of any content that, among others, propagates obscenity, pornography, gambling and violence, incites the commission of crimes or infringes upon the lawful rights and interests of third parties. If an Internet information service provider detects information transmitted on their system that falls within the specifically prohibited scope, such provider must terminate such transmission, delete such information immediately, keep records and report to the governmental authorities in charge. Any Internet information service provider’s violation of these requirements will lead to the revocation of its ICP License and, in serious cases, the shutting down of its website. In addition, on June 28, 2016, the State Internet Information Office promulgated the Administrative Provisions on Mobile Internet Application Information Services (the “Mobile Application Administrative Provisions”), which took effect on August 1, 2016, to strengthen the regulation of the mobile application information services. Pursuant to the Mobile Application Administrative Provisions, an Internet application program provider must verify a user's mobile phone number and other identity information under the principle of mandatory real name registration at the back-office end and voluntary real name display at the front-office end. An Internet application program provider must not enable functions that can collect a user's geographical location information, access user's contact list, activate the camera or recorder of the user's mobile smart device or other functions irrelevant to its services, nor is it allowed to conduct bundle installations of irrelevant application programs, unless it has clearly indicated to the user and obtained the user's consent on such functions and application programs. Furthermore, on December 16, 2016, the MIIT promulgated the Interim Measures on the Administration of Pre-Installation and Distribution of Applications for Mobile Smart Terminals (the “Mobile Application Interim Measures”), which took effect on July 1, 2017. The Mobile Application Interim Measures requires, among others, that Internet information service providers must ensure that a mobile application, as well as its ancillary resource files, configuration files and user data can be uninstalled by a user on a convenient basis, unless it is a basic function software, which refers to a software that supports the normal functioning of hardware and operating system of a mobile smart device.

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The content of the Internet information is highly regulated in China and pursuant to the Internet Information Measures, the PRC government may shut down the websites of ICP License holders and revoke their ICP Licenses if they produce, reproduce, disseminate or broadcast Internet content that is prohibited by law or administrative regulations. Commercial Internet information services operators are also required to monitor their websites. They may not post or disseminate any content that falls within the prohibited categories, and must remove any such content from their websites, save the relevant records and make a report to the relevant governmental authorities.

Restrictions on Foreign Investment

Foreign direct investment in telecommunications companies in China is governed by the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises, which was promulgated by the State Council on December 11, 2001 and amended on September 10, 2008 and February 6, 2016. The regulations require foreign-invested value-added telecommunications enterprises in China to be established as sino-foreign equity joint ventures, which the foreign investors may acquire up to 50% of the equity interests of such enterprise. In addition, the main foreign investor who invests in a foreign-invested value-added telecommunications enterprises operating the value-added telecommunications business in China must demonstrate a good track record and experience in operating a value-added telecommunications business, provided such investor is a major one among the foreign investors investing in a value-added telecommunications enterprise in China. Moreover, foreign investors that meet these requirements must obtain approvals from the MIIT and the MOFCOM, or their authorized local counterparts, which retain considerable discretion in granting approvals, for the commencement of that investor of value-added telecommunication business in China.

On July 13, 2006, the MII released the Notice on Strengthening the Administration of Foreign Investment in and Operation of Value-added Telecommunications Business (the “MII Notice”), pursuant to which, domestic telecommunications enterprises were prohibited to rent, transfer or sell a telecommunications business operation license to foreign investors in any form, or provide any resources, premises, facilities and other assistance in any form to foreign investors for their illegal operation of any telecommunications business in China. In addition, under the MII Notice, the Internet domain names and registered trademarks used by a foreign-invested value-added telecommunication service operator shall be legally owned by that operator (or its shareholders).

Investment activities in the PRC by foreign investors are mainly governed by the Guidance Catalog of Industries for Foreign Investment (revised in 2017) (the “Catalog”), which was promulgated jointly by the MOFCOM and the National Development and Reform Commission (the “NDRC”) on June 28, 2017 and became effective on July 28, 2017. The Catalog divides industries into four categories in terms of foreign investment. Those categories are: "encouraged", "restricted", "prohibited" and all industries not listed under one of these categories are deemed to be “permitted”. According to the Catalog, the internet information services that the Company currently offers falls within the scope of value-added telecommunications services (except for e-commerce) and Internet cultural businesses (except for music), which are under the "restricted" categories and "prohibited" categories, respectively. The Catalog will be replaced by the Special Administrative Measures for Admittance of Foreign Investments (Negative List), or the Negative List, which was jointly issued by the NDRC of PRC and MOFCOM on June 28, 2018, and will become effective on July 28, 2018. The Negative List divides industries into two categories: restricted and prohibited, and it also categorizes the value-added telecommunications services as “restricted”. According to the Negative List, the internet information services that the Company currently offers falls within the scope of value-added telecommunications services (except for e-commerce) and Internet cultural businesses (except for music), which are under the "restricted" categories and "prohibited" categories, respectively.

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Restriction on Foreign Investment

The Notice on Interpretation of the State Commission Office for Public Sector Reform on Several Provisions relating to Animation, Online Game and Comprehensive Law Enforcement in Culture Market in the 'Three Provisions' jointly promulgated by the Ministry of Culture (the “MOC”), the State Administration of Radio Film and Television (the “SARFT”) and the General Administration of Press and Publication (the “GAPP”), which was issued by the State Commission Office for Public Sector Reform (a division of the State Council) and became effective on September 7, 2009, provides that the State Administration of Press, Publications, Radio, Film and Television (the “SAPPRFT,” the successor of SARFT and GAPP) will be responsible for the examination and approval of online games to be uploaded on the Internet and that, after such upload, online games will be administered by the MOC.

Both the Internet publishing services (including the online game publishing) and Internet culture operation (including the online game operation) fall within the prohibited categories in the Catalog. The Notice Regarding the Consistent Implementation of the “Regulation on Three Provisions” of the State Council and the Relevant Interpretations of the State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-examination and Approval of Online Games and the Examination and Approval of Imported Online Games (the “GAPP Notice”), promulgated by the GAPP, together with the National Copyright Administration and the Office of the National Working Group for Crackdown on Pornographic and Illegal Publications, on September 28, 2009, provides, among other things, that foreign investors are not permitted to invest or engage in online game operations in the PRC through wholly-owned subsidiaries, equity joint ventures or cooperative joint ventures, and expressly prohibits foreign investors from gaining control over or participating in domestic online game operations indirectly by establishing other joint venture companies, establishing contractual agreements or providing technical support. Serious violation of the GAPP Notice will result in suspension or revocation of relevant licenses and registrations.

Online Game Examination and Publishing

The Administrative Measures for Internet Publishing Services (the “Internet Publishing Measures”) were jointly promulgated by the SAPPRFT and the MIIT on February 4, 2016 and became effective on March 10, 2016. The Internet Publishing Measures imposed a license requirement for "Internet publishing services", which refers to providing Internet publications to the public through information networks, and "Internet publications" refers to edited, produced or processed digital works that are provided to the public through information network, including, inter alia, games. The license requirement is that an entity shall, for the purpose of engaging in Internet publishing services, be approved by publishing authorities and obtain the Internet Publishing Service License.

According to the GAPP Notice, no online game without obtaining the prior approval of the GAPP may be published. According to the Internet Publishing Measures, before publishing an online game, an online publishing service provider shall file an application with the competent provincial counterpart of the SAPPRFT in the place where it is located and the application, if approved, shall be submitted to the SAPPRFT for approval. An online game shall not be launched without the prior approval of the SAPPRFT. On May 24, 2016, the SAPPRFT promulgated the Notice on the Administration over Mobile Game Publishing Services, or the Mobile Game Notice, which became effective as of July 1, 2016. To apply for publication of domestically developed mobile games in the leisure and puzzle category that are not related to political, military, national or religious topics or contents and have no or simple story lines, entities shall submit the required documents to provincial publication administrative departments at least 20 business days prior to the expected date of online publication (public beta). Entities applying for publication of domestically-developed mobile games that are not included in abovementioned category shall go through stricter procedure. Game publishing service entities must set up a specific page to display the information approved by the SAPPRFT, including the copyright owner of the game, publishing service entity, approval number, publication number and others, and shall take charge of examining and recording daily updates of the game. Concerning those mobile games (including pre-installed mobile games) that have been published and operated online before the implementation of this Notice, other requirements apply to maintain the publication and operation of such games online, relevant approval procedures would have to be implemented by the game publishing service entities and enterprises in coordination with the provincial publication administrative departments before December 31, 2016 as required by this Notice. Otherwise, these mobile games shall cease to be published or operated online. In addition, under the Mobile Game Notice, significant upgrades and expansion packs for mobile games that have previously been approved for publishing may be regarded as new works, and the operators will be required to obtain approval for such upgrades and expansion packs before they are released. In the event of any failure to meet these license and approval requirements, an operator may face heavy penalties, such as being ordered to stop operation, or having its business license revoked.

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Online Game Operation

On February 17, 2011, the MOC issued the revised Interim Provisions on the Administration of Internet Culture (the “Internet Culture Interim Provisions”), which became effective on April 1, 2011 and was further revised on December 15, 2017 by the MOC. Pursuant to the Internet Culture Interim Provisions, "Internet cultural products" are defined as including the online games specially produced for Internet and games disseminated or distributed through Internet. Provision of Internet cultural products and related services for commercial purpose is subject to the approval of the provincial counterparts of the MOC.

On June 3, 2010, the MOC promulgated the Interim Measures on Administration of Online Games (the “Online Game Measures”), which came into effect on August 1, 2010 and was further amended on December 15, 2017. The Online Game Measures governs the research, development and operation of online games and the issuance and trading services of virtual currency. Under the Online Game Measure, all operators of online games, issuers of virtual currency and providers of virtual currency trading services are required to obtain Internet Culture Operation Licenses. An Internet Culture Operation License is valid for three years and in case of renewal, the renewal application should be submitted 30 days prior to the expiry date of such license. Each of our PRC Consolidated Affiliated Entities whose main business includes operation of online games holds an Internet Culture Operation License with the relevant service scope.

The Online Game Measures also requires a domestic online game must be filed within 30 days of its launch with the MOC. The competent supervision authority may require the company who fails to comply with this requirement to rectify the non-compliance and impose penalties up to RMB20,000. In addition, the filing numbers of the games must be displayed at the designated places of the websites on which the games are operated or at a prominent place in the games. Online game operators are also required to establish self-censorship systems and have dedicated personnel for the purpose to ensure the lawfulness of the content of online games.

In August 2013, the MOC issued the Administrative Measures for Content Self-review by Internet Culture Business Entities, which requires internet culture business entities to review the content of products and services to be provided prior to providing such content and services to the public. The content management system of an internet culture business entity is required to specify the responsibilities, standards and processes for content review as well as accountability measures, and is required be filed with the provincial level counterpart of the MOC.

Regulations on Virtual Currency

On January 25, 2007, the Ministry of Public Security (the “MPS”), the MOC, the MIIT and the GAPP jointly issued Notice on Regulating Operation Order of Online Games and Inspection of Gambling via Online Games (the “Anti-gambling Notice”). To curtail online games that involve online gambling and address concerns that virtual currency might be used for money laundering or illicit trade, the Anti-gambling Notice (a) prohibits online game operators from charging commissions in connection with winning or losing of games in the form of virtual currency; (b) requires online game operators to impose limits on use of virtual currency in guessing and betting games; (c) bans the conversion of virtual currency into real currency or property; and (d) prohibits services that enable game players to transfer virtual currency to other players.

On February 15, 2007, the MOC, the People's Bank of China and 12 other PRC regulatory authorities jointly issued the Notice on Further Strengthening Administration of Internet Cafes and Online Games (the "Internet Cafés Notice") with the goal of strengthening the administration of virtual currency in online games and to avoid any adverse impact on the PRC economy and financial system. The Internet Cafés Notice places strict limits on the total amount of virtual currency issued by online game operators and the amount purchased by individual players and requires a clear division between virtual transactions and real transactions carried out by way of electronic commerce. The Internet Cafés Notice further provides that virtual currency should only be used to purchase virtual items and prohibits any resale of virtual currency.

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On June 4, 2009, the MOC and the MOFCOM jointly issued the Notice on Strengthening Administration of Virtual Currency of Online Games (the “Virtual Currency Notice”). Pursuant to the Virtual Currency Notice, the "in-game virtual currency" shall refer to a virtual exchange tool that is issued by game operators and purchased directly or indirectly by game users with legal currency in a certain exchange rate and that is electronically stored in servers and represented in a specific digital unit outside the game programs. The Virtual Currency Notice requires online game operators that (a) issue online game virtual currency (in the form of prepaid cards and/or pre-payment or prepaid card points), or (b) offer online game virtual currency transaction services to apply for approval from the MOC through its provincial branches within three months after the issuance of the notice. The Virtual Currency Notice prohibits online game operators issuing online game virtual currency from providing services that would enable the trading of such virtual currency. Any online game operator that fails to submit the requisite application will be subject to sanctions, including without limitation, mandatory rectification measures and fines.

The Online Game Measures provided that (i) virtual currency may only be used to purchase services and products in games provided by the online service provider that issues the currency; (ii) the purpose of issuing virtual currency shall not be malicious appropriation of the user's advance payment; (iii) the storage period of online game users' purchase record shall not be shorter than 180 days from the date of last service received by the game player; (iv) the types, price and total amount of virtual currency shall be filed with the cultural administration department at the provincial level.

Real-name Registration

Pursuant to the Online Game Measures, online game operators shall require online game users to use valid identity documents for real-name registration, and save the users' registration information. This requirement applies to both mobile games and other online games. Where an online game operator violates the aforementioned requirement, the culture authorities or the comprehensive law enforcement agency for cultural market at county level or above may order it to make correction, and impose a fine up to RMB20,000 depending on the seriousness of the circumstances. The Notice of MOC on Regulating Online Game Operation and Strengthening Interim and Ex Post Supervision issued by the MOC on December 1, 2016 and effective as May 1, 2017, further provides that online game operators shall not provide recharge or consumer services in game for online game users who login as visitors.

Anti-addiction System

On April 15, 2007, eight PRC government authorities, including the GAPP, the MOE, the MPS and the MIIT, jointly issued the Notice Regarding the Implementation of Anti-addiction System on Online Games in Protecting the Physical and Mental Health of Minors (the “Anti-addiction Notice”), which requires the implementation of an anti-addiction compliance system by all PRC online game operators in an effort to curb addiction to online games by minors. Under the anti-addiction compliance system, three hours or less of continuous playing by minors, defined as game players under 18 years of age, is considered to be "healthy", three to five hours is deemed "fatiguing", and five hours or more is deemed "unhealthy". Game operators are required to reduce the value of in-game benefits to a game player by half if it discovers that the amount of time a game player spends online has reached the “fatiguing” level, and to zero in the case of the “unhealthy” level.

To identify whether a game player is a minor and thus subject to the anti-addiction compliance system, a real-name registration system should be adopted to require online game players to register their real identity information before playing online games. Pursuant to Notice Regarding Commencement of Authentication of Real Names for Anti-addiction System on Online Games (the “Real-name Authentication Notice”) issued by the relevant eight government authorities on July 1, 2011, online game (excluding mobile game) operators must submit the identity information of game players to the National Citizen Identity Information Center, a subordinate public institution of the MPS, for verification since October 1, 2011, in an effort to prevent minors from using an adult's ID to play online games. The most severe punishment contemplated by the Real-name Authentication Notice requires termination of the operation of the online game if it is found in violation of the Anti-addiction Notice and the Real-name Authentication Notice.

On July 25, 2014, SAPPRFT issued the Notice Regarding Deepening Implementation of Authentication of Real Names for Anti-addiction System on Online Games and effected on October 1, 2014, which specify that subject to the hardware, technology and other factors, the anti-addiction compliance system applies to all online games excluding mobile games temporarily. The Service Guidance for the Approval of Publishing Domestic Online Games issued by SAPPRFT on January 12, 2017 further clarifies that, the introduction of the adopted anti-addiction system and the evidential documents of the real-name authentication procedures are required for applying for publishing online games excluding mobile names temporarily.

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Regulations Relating to Information Security and Censorship

Internet content in China is regulated and restricted from a state security standpoint. The Standing Committee of the National People' s Congress (the “NPC Standing Committee”) enacted the Decisions on the Maintenance of Internet Security on December 28, 2000, which was amended on August 27, 2009, that may subject persons to criminal liabilities in China for any attempt to: (i) gain improper entry to a computer or system of strategic importance; (ii) disseminate politically disruptive information; (iii) leak state secrets; (iv) spread false commercial information or (v) infringe upon intellectual property rights. In 1997, the MPS issued the Administration Measures on the Security Protection of Computer Information Network with International Connections, which were amended by the State Council on January 8, 2011 and prohibit using the Internet in ways which, among others, result in a leakage of state secrets or a spread of socially destabilizing content. The MPS has supervision and inspection powers in this regard, and relevant local security bureaus may also have jurisdiction. If an ICP License holder violates these measures, the PRC government may revoke its ICP License and shut down its websites.

On November 7, 2016, the NPC Standing Committee promulgated the Cyber Security Law of the People's Republic of China, which became effective on June 1, 2017, pursuant to which, network operators shall comply with laws and regulations and fulfill their obligations to safeguard security of the network when conducting business and providing services. Those who provide services through networks shall take technical measures and other necessary measures pursuant to laws, regulations and compulsory national requirements to safeguard the safe and stable operation of the networks, respond to network security incidents effectively, prevent illegal and criminal activities, and maintain the integrity, confidentiality and usability of network data, and the network operator shall not collect the personal information irrelevant to the services it provides or collect or use the personal information in violation of the provisions of laws or agreements between both parties, and network operators of key information infrastructure shall store within the territory of the PRC all the personal information and important data collected and produced within the territory of PRC. Their purchase of network products and services that may affect national security shall be subject to national cybersecurity review. On May 2, 2017, the Cyberspace Administration of China (the “CAC”) issued a trial version of the Measures for the Security Review of Network Products and Services (Trial), which took effect on June 1, 2017, to provide for more detailed rules regarding cybersecurity review requirements.

Regulations Relating to Privacy Protection

On December 13, 2005, the MPS issued the Regulations on Technological Measures for Internet Security Protection (the “Internet Protection Measures”) which took effect on March 1, 2006. The Internet Protection Measures require Internet service providers to take proper measures including anti-virus, data back-up and other related measures, and to keep records of certain information about their users (including user registration information, log-in and log-out time, IP address, content and time of posts by users) for at least 60 days, and detect illegal information, stop transmission of such information, and keep relevant records. Internet services providers are prohibited from unauthorized disclosure of users' information to any third parties unless such disclosure is required by the laws and regulations. They are further required to establish management systems and take technological measures to safeguard the freedom and secrecy of the users' correspondences.

On December 28, 2012, the NPC Standing Committee promulgated the Decision on Strengthening Network Information Protection to enhance the legal protection of information security and privacy on the Internet. On July 16, 2013, the MIIT promulgated the Provisions on Protection of Personal Information of Telecommunication and Internet Users to regulate the collection and use of users' personal information in the provision of telecommunications services and Internet information services in China and the personal information includes a user's name, birth date, identification card number, address, phone number, account name, password and other information that can be used for identifying a user. Telecommunications service providers and Internet service providers are required to constitute their own rules for the collecting and use of users' information and they cannot collect or use of user's information without users' consent. Telecommunications service providers and Internet service providers must specify the purposes, manners and scopes of information collection and uses, obtain consent of the relevant citizens, and keep the collected personal information confidential. Telecommunications service providers and Internet service providers are prohibited from disclosing, tampering with, damaging, selling or illegally providing others with, collected personal information. Telecommunication business operators and Internet service providers are required to take technical and other measures to prevent the collected personal information from any unauthorized disclosure, damage or loss.

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On December 29, 2011, the MIIT promulgated the Several Provisions on Regulation of the Order of Internet Information Service Market, which became effective on March 15, 2012. The Provisions stipulate that without the consent of users, Internet information service providers shall not collect information relevant to the users that can lead to the recognition of the identity of the users independently or in combination with other information (hereinafter referred to as "personal information of users"), nor shall they provide personal information of users to others, unless otherwise provided by laws and administrative regulations. The Provisions also requires that Internet information service providers shall properly keep the personal information of users; if the preserved personal information of users is divulged or may possibly be divulged, Internet information service providers shall immediately take remedial measures; where such incident causes or may cause serious consequences, they shall immediately report the same to the telecommunications administration authorities that grant them with the Internet information service license or filing and cooperate in the investigation and disposal carried out by relevant departments. Failure to comply with such requirements may result in a fine between RMB10,000 and RMB30,000 and an announcement to the public.

On May 8, 2017, the Supreme People's Court and the Supreme People's Procuratorate released the Interpretations of the Supreme People's Court and the Supreme People's Procuratorate on Several Issues Concerning the Application of Law in the Handling of Criminal Cases Involving Infringement of Citizens' Personal Information (the “Personal Information Interpretations”), effective from June 1, 2017. The Personal Information Interpretations clarify several concepts regarding the crime of "infringement of citizens’ personal information" stipulated by Article 253A of the Criminal Law of the People's Republic of China, including “citizen's personal information,” “provision,” and “unlawful acquisition”. Also, the Interpretations specify the standards for determining “serious circumstances” and “particularly serious circumstances” of this crime.

Regulations Related to Torts and the Internet Infringement of Intellectual Property Rights

The Tort Law (effective in 2010) was promulgated by the Standing Committee of the National People's Congress. Under this law, if an internet service provider is aware that an internet user is infringing upon the civil right or interest of another person, such as rights of reputation, portraiture, privacy or copyrights, through its network services, and fails to take necessary measures, the internet service provider shall be jointly liable for such infringement with such internet user. Once the internet service provider is found to be jointly liable for the infringement by internet users, it may be ordered by the court to remove the infringing content, eliminate adverse impact, make public apology, pay economic compensation to the legal right holders and assume other liabilities in accordance with the law.

In October 2015, the General Office of the State Council issued "Opinions of the General Office of the State Council on Strengthening the Governance of Infringement and Counterfeiting on the Internet" to (i) take special actions to crack down online infringements and piracy and strengthen the monitoring and regulation in the key fields of internet (mobile phone) literature, music, film and TV, games, animation, software and standards with copyright to detect and punish infringement and piracy timely; (ii) expand the key scopes of copyright regulation, extend copyright regulation to new forms of transmission including mobile application, cloud storage, micro-blog and WeChat, and (iii) handle online patent dispute cases, strengthen law enforcement and safeguard patent rights in the field of e-commerce. In May 2017, in order to ramp up the efforts to clean up infringements and counterfeiting in the field of internet, the General Office of the State Council further issued "Circular of the General Office of the State Council on Issuing the Major Tasks in Nationwide Crackdown on the Infringement of Intellectual Property Rights and Production and Sale of Counterfeit and Shoddy Goods in 2017". Meanwhile, the regulatory authorities have been conducting an annual "Clean Up the Internet" campaign in the past several years to combat the internet infringement of intellectual property.

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Regulations Related to Intellectual Property Rights

The PRC authorities have adopted comprehensive legislation governing intellectual property rights, including copyrights, patents, trademarks and domain names.

Copyright

China has enacted various laws and regulations relating to the protection of copyright. China is a signatory to some major international conventions on protection of copyright and became a member of the Berne Convention for the Protection of Literary and Artistic Works in October, 1992, the Universal Copyright Convention in October, 1992, and the Agreement on Trade-Related Aspects of Intellectual Property Rights upon its accession to the World Trade Organization in December 2001.

The Copyright Law of the PRC (the “Copyright Law”), which took effect in 1990 and was revised in 2010, provides that Chinese citizens, legal persons, or other organizations shall, whether published or not, enjoy copyright in their works, which include, among others, works of literature, art, natural science, social science, engineering technology and computer software. The purpose of the Copyright Law aims to encourage the creation and dissemination of works which is beneficial for the construction of socialist spiritual civilization and material civilization and promote the development and prosperity of Chinese culture.

Under the Regulation on Protection of the Right to Network Dissemination of Information that took effect on July 1, 2006 and was amended on January 30, 2013, it is further provided that an Internet information service provider may be held liable under various situations, including if it knows or should reasonably have known a copyright infringement through the Internet and the service provider fails to take measures to remove or block or disconnects links to the relevant content, or, although not aware of the infringement, the Internet information service provider fails to take such measures upon receipt of the copyright holder’s notice of infringement.

Measures on Administrative Protection of Internet Copyright, that were promulgated by the MII and National Copyright Administration of the PRC (the “NCA”) and took effect on May 30, 2005, provided that an Internet information service provider shall take measures to remove the relevant contents, record relevant information after receiving the notice from the copyright owner that some content communicated through Internet infringes upon his/its copyright and preserve the copyright owner’s notice for 6 months. Where an Internet information service provider clearly knows an Internet content provider’s tortuous act of infringing upon another’s copyright through Internet, or fails to take measures to remove relevant contents after receipt of the copyright owner’s notice although it does not know it clearly, and meanwhile damages public benefits, the infringer shall be ordered to stop the tortious act, and may be imposed of confiscation of the illegal proceeds and a fine of not more than 3 times the illegal business amount; if the illegal business amount is difficult to be calculated, a fine of not more than RMB100,000 may be imposed.

The Computer Software Copyright Registration Measures (the “Software Copyright Measures”), promulgated by the NCA on February 20, 2002, regulate registrations of software copyright, exclusive licensing contracts for software copyright and transfer contracts. The National Copyright Administration of China shall be the competent authority for the nationwide administration of software copyright registration and the Copyright Protection Center of China (the “CPCC”), is designated as the software registration authority. The CPCC shall grant registration certificates to the Computer Software Copyrights applicants which conforms to the provisions of both the Software Copyright Measures and the Computer Software Protection Regulations (revised in 2013).

Provisions of the Supreme People’s Court on Certain Issues Related to the Application of Law in the Trial of Civil Cases Involving Disputes over Infringement of the Right of Dissemination through Information Networks, which was promulgated on December 17, 2012, provide that web users or web service providers who create works, performances or audio-video products, for which others have the right of dissemination through information networks or are available on any information network without authorization shall be deemed to have infringed upon the right of dissemination through information networks.

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Patent

Patents in the PRC are mainly protected under the Patent Law which was promulgated by the Standing Committee of the National People’s Congress on March 12, 1984 and subsequently amended on September 4, 1992, August 25, 2000 and December 27, 2008 and its Implementation Rules which was promulgated by the State Council on January 19, 1985, December 21, 1992, June 15, 2001, December 28, 2002 and January 9, 2010. The Patent Law and its Implementation Rules provide for three types of patents, “invention,” “utility model” and “design”. The Chinese patent system uses a “first to file” principle, pursuant to which, where more than one person files a patent application for the same invention, the patent will be granted to the person who filed the application first, without regard to who first made the invention. To be patentable, inventions, utility models or designs must meet the conditions of novelty, inventiveness and practical applicability. The duration of a patent right for “invention” is 20 years, and the duration of a patent right for “utility model” or “designs” is 10 years, from the date of application. A third-party user must obtain consent or a proper license from the patent owner to use the patent except for certain specific circumstances provided by law. Otherwise, the use will constitute an infringement of the patent rights.

Trademark

Trademarks are protected by the Trademark Law of the PRC (revised in 2013) which was promulgated on August 23, 1982 and subsequently amended on February 22, 1993, October 27, 2001 and August 30, 2013 respectively as well as the Implementation Regulation of the PRC Trademark Law adopted by the State Council on August 3, 2002 (Revised in 2014). In China, registered trademarks include commodity trademarks, service trademarks, collective marks and certification marks.

The Trademark Office under the State Administration for Market Regulation (the “SAIC”) handles trademark registrations and grants a term of ten years to registered trademarks. Trademarks are renewable every ten years where a registered trademark needs to be used after the expiration of its validity term. A registration renewal application shall be filed within six months prior to the expiration of the term. A trademark registrant may license its registered trademark to another party by entering into a trademark license contract. Trademark license agreements must be filed with the Trademark Office to be recorded. The licensor shall supervise the quality of the commodities on which the trademark is used, and the licensee shall guarantee the quality of such commodities. As with trademarks, the PRC Trademark Law has adopted a “first come, first file” principle with respect to trademark registration. Where trademark for which a registration application has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a “sufficient degree of reputation” through such party’s use.

Domain name

Internet domain name registration and related matters are primarily regulated by the Measures on Administration of Domain Names for the Chinese Internet, issued by MITT on November 5, 2004 and effective as of December 20, 2004, which was replaced by the Measures on Administration of Internet Domain Names issued by MIIT on August 24, 2017 and effective as of November 1, 2017, and the Implementing Rules on Registration of Domain Names issued by China Internet Network Information Center on May 28, 2012, which became effective on May 29, 2012. Domain name registrations are handled through domain name service agencies established under the relevant regulations, and the applicants become domain name holders upon successful registration. On November 27, 2017, MIIT issued Circular on Regulating the Use of Domain Names for Internet Information Services, effective as of January 1, 2018, pursuant to which an Internet access service provider shall, pursuant to requirements stated in the Anti-terrorism Law of the PRC and the Cyber Security Law of the PRC, verify the identity of each Internet information service provider, and shall not provide services to any Internet information service provider that refuses to submit truthful information about its identity.

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The Labor Contract Law

The Labor Contract Law of the PRC (the “Labor Contract Law”), which was implemented on January 1, 2008 and amended on December 28, 2012, is primarily aimed at regulating employee and employer rights and obligations, including matters with respect to the establishment, performance and termination of labor contracts. Pursuant to the Labor Contract Law, labor contracts shall be concluded in writing if labor relationships are to be or have been established between enterprises or institutions and the laborers. Enterprises and institutions are forbidden to force laborers to work beyond the time limit and employers shall pay laborers for overtime work in accordance with national regulations. In addition, labor wages shall not be lower than local standards on minimum wages and shall be paid to laborers in a timely manner. In addition, according to the Labor Contract Law: (i) employers must pay laborers double income in circumstances where within one year an employer fails to enter into an employment contract that is more than a month but less than a year from the date of employment and if such period exceeds one year, the parties are deemed to have entered into a labor contract with an “unfixed term”; (ii) employees who fulfill certain criteria, including having worked for the same employer for ten years or more, may demand that the employer execute a labor contract with them with an unfixed term; (iii) employees must adhere to regulations in the labor contracts concerning commercial confidentiality and non-competition; (iv) an upper limit not exceeding the cost of training supplied to the employee has been set as the amount of compensation an employer may seek for an employee’s breach of the provisions concerning term of services in the labor contract; (v) employees may terminate their employment contracts with their employers if their employers fail to make social insurance contributions in accordance with the law; (vi) if an employer pays for an employee professional training, the labor contract may specify a term of service. When the employee breach term of service, the amount of compensation may not exceed the training expenses; (vii) employers who demand money or property from employees as guarantee or otherwise may be subject to a fine of more than RMB500 but less than RMB2,000 per employee; and (viii) employers who intentionally deprive employees of any part of their salary must, in addition to their full salary, pay such employees compensation ranging from 50% to 100% of the amount of salary so deprived if they fail to pay the salary deprived within ascertain period by the labor administration authorities.

According to the Labor Law of the PRC promulgated on July 5, 1994, effective on January 1, 1995 and amended on August 27, 2009, enterprises and institutions shall establish and improve their system of workplace safety and sanitation, strictly abide by state rules and standards on workplace safety, educate laborers in labor safety and sanitation in the PRC. Labor safety and sanitation facilities shall comply with state-fixed standards. Enterprises and institutions shall provide laborers with a safe workplace and sanitation conditions which are in compliance with state stipulations and the relevant articles of labor protection.

On December 28, 2012, the Labor Contract Law was amended to impose more stringent requirements on labor dispatch which became effective on July 1, 2013. Pursuant to the amended Labor Contract Law, (i) it is strongly emphasized that dispatched contract workers shall be entitled to equal pay for equal work as an employee of an employer; (ii) dispatched contract workers may only be engaged to perform temporary, auxiliary or substitute works; and (iii) an employer shall strictly control the number of dispatched contract workers so that they do not exceed certain percentage of total number of employees and the specific percentage shall be prescribed by the Ministry of Human Resources and Social Security). Under the law, “temporary work” means a position with a term of less than six (6) months; “auxiliary work” means a non-core business position that provides services for the core business of the employer; and “substitute work” means a position that can be temporarily replaced with a dispatched contract worker for the period that a regular employee is away from work for vacation, study or for other reasons. According to the Interim Provisions on Labor Dispatch promulgated by the Ministry of Human Resources and Social Security on January 24, 2014, which became effective on March 1, 2014, (i) the number of dispatched contract workers hired by an employer should not exceed 10% of the total number of its employees (including both directly hired employees and dispatched contract workers); and (ii) in the case that the number of dispatched contract workers exceeds 10% of the total number of its employees at the time when the Interim Provisions on Labor Dispatch became effective, the employer must formulate a plan to reduce the number of its dispatched contract workers to comply with the aforesaid cap requirement prior to March 1, 2016. In addition, such plan shall be filed with the local administrative authority of human resources and social security. Nevertheless, the Interim Provisions on Labor Dispatch do not invalidate the labor contracts and dispatch agreements entered into prior to December 28, 2012 and such labor contracts and dispatch agreements may continue to be performed until their respective dates of expiration. The employer may also not hire any new dispatched contract worker before the number of its dispatched contract workers is reduced to below 10% of the total number of its employees. In case of violation, the labor administrative department shall order rectification within a specified period of time; if the situation is not rectified within the specified period, a fine from RMB5,000 to RMB10,000 for each person shall be imposed, and the staffing company’s business license shall be revoked. If a placed worker suffers any harm or loss caused by the receiving entity, the staffing company and the receiving entity shall be jointly and severally liable for damages.

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Social Insurance and Housing Fund

As required under the Regulation of Insurance for Labor Injury implemented on January 1, 2004 and amended in 2010, the Provisional Measures for Maternity Insurance of Employees of Corporations implemented on January 1, 1995, the Decisions on the Establishment of a Unified Program for Basic Old-Aged Pension Insurance of the State Council issued on July 16, 1997, the Decisions on the Establishment of the Medical Insurance Program for Urban Workers of the State Council promulgated on December 14, 1998, The Unemployment Insurance Measures promulgated on January 22, 1999 and the Social Insurance Law of the PRC implemented on July 1, 2011, enterprises are obliged to provide their employees in the PRC with welfare schemes covering pension insurance, unemployment insurance, maternity insurance, labor injury insurance and medical insurance. These payments are made to local administrative authorities and any employer that fails to contribute may be fined and ordered to make up within a prescribed time limit.

In accordance with the Regulations on the Management of Housing Funds which was promulgated by the State Council in 1999 and amended in 2002, enterprises must register at the competent managing center for housing funds and upon the examination by such managing center of housing funds, these enterprises shall complete procedures for opening an account at the relevant bank for the deposit of employees’ housing funds. Enterprises are also required to pay and deposit housing funds on behalf of their employees in full and in a timely manner.

Regulations on Dividend Distribution

The principal laws and regulations regulating the dividend distribution of dividends by foreign-invested enterprises in the PRC include the Company Law of the PRC last amended in 2013, the Wholly Foreign-owned Enterprise Law promulgated in 1986 and last amended in 2016 and its implementation regulations promulgated in 1990 and subsequently amended in 2001 and 2014, the Equity Joint Venture Law of the PRC promulgated in 1979 and last amended in 2016 and its implementation regulations promulgated in 1983 and last amended in 2014, and the Cooperative Joint Venture Law of the PRC promulgated in 1988 and last amended in 2017 and its implementation regulations promulgated in 1995 and amended in 2017. Under the current regulatory regime in the PRC, foreign-invested enterprises in the PRC may pay dividends only out of their accumulated profit, if any, determined in accordance with PRC accounting standards and regulations. A PRC company is required to set aside as general reserves at least 10% of its after-tax profit, until the cumulative amount of such reserves reaches 50% of its registered capital unless the provisions of laws regarding foreign investment otherwise provided. A PRC company shall not distribute any profits until any losses from prior fiscal years have been offset. Profits retained from prior fiscal years may be distributed together with distributable profits from the current fiscal year. Wholly foreign-owned companies may, at their discretion, allocate a portion of their after-tax profits based on PRC accounting standards to staff welfare and bonus funds. These reserves are not distributable as cash dividends.

Regulations Related to Foreign Exchange Control and Administration

The principal regulations governing foreign currency exchange in China are the Foreign Exchange Administration Regulations, promulgated by the State Council in 1996 and most recently amended in 2008. Under the PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. By contrast, approval from or registration with appropriate governmental authorities is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of foreign currency-denominated loans.

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In November 2012, SAFE promulgated the Circular of Further Improving and Adjusting Foreign Exchange Administration Policies on Foreign Direct Investment, which substantially amends and simplifies the current foreign exchange procedures. Pursuant to this circular, the opening of various special purpose foreign exchange accounts, such as pre-establishment expenses accounts, foreign exchange capital accounts and guarantee accounts, the reinvestment of Renminbi proceeds derived by foreign investors in China, and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE, and multiple capital accounts for the same entity may be opened in different provinces, which was not possible previously. In addition, SAFE promulgated another circular in May 2013, Notice of State Administration of Foreign Exchange on Promulgation of the Provisions on Foreign Exchange Control on Direct Investments in China by Foreign Investors and Supporting Documents, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in China must be conducted by way of registration and banks must process foreign exchange business relating to the direct investment in China based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated the Notice on Further Simplifying and Improving the Administration of the Foreign Exchange Concerning Direct Investment, pursuant to which, instead of applying for approvals regarding foreign exchange registrations of foreign direct investment and overseas direct investment from SAFE, entities and individuals may apply for such foreign exchange registrations from qualified banks. The qualified banks, under the supervision of SAFE, may directly review the applications and conduct the registration.

In March 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Management Approach regarding the Settlement of Foreign Exchange Capital of Foreign-invested Enterprises, or SAFE Circular 19. Pursuant to SAFE Circular 19, the foreign currency capital contribution to a foreign invested enterprise, or an FIE, in its capital account may be converted into Renminbi on a discretional basis. Furthermore, in June 2016, SAFE promulgated Circular on Reforming and Regulating Policies on the Control over Foreign Exchange Settlement of Capital Accounts, or SAFE Circular 16, pursuant to which, in addition to foreign currency capital, enterprises registered in China may also convert their foreign debts, as well as repatriated funds raised through overseas listing, from foreign currency to Renminbi on a discretional basis. SAFE Circular 16 also reiterates that the use of capital so converted shall follow "the principle of authenticity and self-use" within the business scope of the enterprise. According to SAFE Circular 16, the Renminbi funds so converted shall not be used for the purposes of, whether directly or indirectly, (i) paying expenditures beyond the business scope of the enterprises or prohibited by laws and regulations; (ii) making securities investment or other investments (except for banks' principal-secured products); (iii) granting loans to non-affiliated enterprises, except as expressly permitted in the business license; and (iv) purchasing non-self-used real estate (except for the foreign-invested real estate enterprises).

In January 2017, SAFE promulgated the Circular on Further Improving Reform of Foreign Exchange Administration and Optimizing Genuineness and Compliance Verification, or SAFE Circular 3 , which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years' losses before remitting the profits. Further, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

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Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents

In July 2014, SAFE issued the Circular of the State Administration of Foreign Exchange on Issues concerning Foreign Exchange Administration over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or SAFE Circular 37, to replace the Circular on Several Issues concerning Foreign Exchange Administration for Domestic Residents to Engage in Financing and in Return Investments via Overseas Special Purpose Companies, or Circular 75. SAFE Circular 37 regulates foreign exchange matters in relation to the use of special purpose vehicles, or SPVs, by PRC individuals or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC individuals or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while "round trip investment" refers to the direct investment in China by PRC individuals or entities through SPVs, namely, establishing foreign-invested enterprises to obtain the ownership, control rights and management rights. SAFE Circular 37 requires that, before making contribution into an SPV, PRC individuals or entities are required to complete foreign exchange registration with SAFE or its local branch. SAFE Circular 37 further provides that option or share-based incentive tool holders of a non-listed SPV can exercise the options or share incentive tools to become a shareholder of such non-listed SPV, subject to registration with SAFE or its local branch. In addition, SAFE Circular 13 has amended SAFE Circular 37 by requiring PRC individuals or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV. PRC residents who have contributed legitimate domestic or offshore interests or assets to SPVs but have yet to obtain SAFE registration before the implementation of SAFE Circular 37 shall register their ownership interests or control in such SPVs with SAFE or its local branch. An amendment to the registration is required if there is a material change involving the SPV registered, such as any change of basic information (including change of such PRC residents, change of name and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Non-resident entities shall complete foreign exchange registration formalities for overseas investments pursuant to the provisions of the Notice of State Administration of Foreign Exchange on Promulgation of the "Foreign Exchange Control Provisions on Direct Overseas Investments by Domestic Organizations" (Hui Fa [2009] 30) etc. Failure to comply with the registration procedures set forth in SAFE Circular 37 and SAFE Circular 13, misrepresent on or failure to disclose controllers of foreign-invested enterprise that is established through round-trip investment, may result in restrictions on the foreign exchange activities of the relevant foreign-invested enterprises, including payment of dividends and other distributions, such as proceeds from any reduction in capital, share transfer or liquidation, to its offshore parent company or affiliates and the capital inflow from the offshore parent company, and may also subject the relevant PRC individuals or entities to penalties under PRC foreign exchange administration regulations.

Regulations Relating to M&A and Overseas Listing

M&A Rules

On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the China Securities Regulatory Commission (the “CSRC”), promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), a regulation with respect to the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. Foreign investors should comply with the M&A Rules when they purchase equity interests of a domestic company or subscribe the increased capital of a domestic company, and thus changing the nature of the domestic company into a foreign-invested enterprise; or when the foreign investors establish a foreign-invested enterprise in the PRC, purchase the assets of a domestic company and operate the asset; or when the foreign investors purchase the asset of a domestic company, establish a foreign-invested enterprise by injecting such assets, and operate the assets. The M&A Rules, among other things, purport to require that an offshore special vehicle, or a special purpose vehicle, formed for listing purposes and controlled directly or indirectly by PRC companies or individuals, shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

1997 Red-chip Guidance

On June 20, 1997, the State Council issued the Circular of the State Council Concerning Further Strengthening of the Administration of Share Issuance and Overseas Listing (“1997 Red-chip Guidance”), which governs, among other things, the overseas listing of PRC-funded offshore companies. According to 1997 Red-chip Guidance, laws and regulations of the relevant overseas listing venue will be applicable when a non-public PRC-funded offshore company or an offshore listed company controlled by PRC entities applies for the listing and issue of new shares with its overseas assets or domestic assets owned for more than three years through the investment of its overseas assets in the PRC. The PRC entity which controls the PRC-funded offshore company shall obtain the prior consent of the People’s Government of the PRC at the provincial level or the competent authority of the State Council of the PRC for such application of listing and issue of new shares. A non-public PRC-funded offshore company or an offshore listed company controlled by PRC entities with domestic assets owned for less than three years through the investment of overseas asset in the PRC may not apply for overseas listing and issue of new shares except under special circumstances. To apply for overseas listing and issue of new shares under special circumstances, the relevant PRC entity which controls the PRC-funded offshore company shall submit the matter to the CSRC for examination and the State Council Securities Commission for further examination and approval. Upon completion of the listing and issue of new shares, a PRC entity which controls a PRC-funded offshore company shall report to the CSRC for recordation.

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Draft Foreign Investment Law

In January 2015, MOFCOM published the China's Foreign Investment Law (Discussion Draft) (the “Draft FIL”) soliciting the public's comments. Upon its enactment, replace the trio of existing laws regulating foreign investment in China, namely, the Sino-foreign Equity Joint Venture Enterprise Law, the Sino-foreign Cooperative Joint Venture Enterprise Law and the Wholly Foreign-invested Enterprise Law.

The Draft FIL stipulates restriction of foreign investment in certain industry sectors on the "catalog of special administrative measures" (i.e. the “negative list”). The "catalog of special administrative measures" set out in the Draft FIL classifies the relevant prohibited and restricted industries into the Catalog of Prohibitions and the Catalog of Restrictions, respectively. Foreign investors are not allowed to invest in any sector set out in the Catalog of Prohibitions. Where any foreign investor directly or indirectly holds shares, equities, properties or other interests or voting rights in any domestic enterprise, such domestic enterprise is not allowed to invest in any sector set out in the Catalog of Prohibitions, unless otherwise specified by the State Council. Foreign investors are allowed to invest in sectors set out in the Catalog of Restrictions, provided that they fulfill certain conditions and apply for permission before making such investment. However, the Draft Fit does not specify the businesses to be included in the Catalog of Prohibitions and the Catalog of Restrictions.

Among other things, the Draft FIL purports to introduce the principle of “actual control” in determining whether a company is considered a foreign invested enterprise, or a foreign invested entity (“FIE”). The Draft Fit expands the definition of foreign investment and introduces the principle of "actual control" in determining whether a company is considered a foreign-invested enterprise. "Control" is broadly defined in the Draft FM to cover the following summarized categories: (i) holding directly or indirectly 50% or more of the equity interest, assets, voting rights or similar equity interest of the subject entity; (ii) holding directly or indirectly less than 50% of the equity interest, assets, voting rights or similar equity interest of the subject entity, but having the power to secure at least 50% of the seats on the board of directors or other equivalent decision-making bodies, or having the voting power to exert material influence over the board of directors, at the shareholders' meeting or over other equivalent decision-making bodies; or (iii) having the power to exert decisive influence, via contractual or trust arrangements, over the subject entity's operations, financial, staffing and technology matters or other key aspects of business operations. In respect of "actual control", the Draft FM looks at the identity of the ultimate natural person or enterprise that controls the FIE. "Actual control" refers to the power or position to control an enterprise through investment arrangements, contractual arrangements or other rights, and decision-making arrangements. Article 19 of the Draft FIL defines "actual controllers" as the natural persons or enterprises that directly or indirectly control foreign investors or FIEs. If an entity is determined to be a FIE and its investment amount exceeds certain threshold or its business operation falls within the "catalog of special administrative measures" to be issued by the State Council in the future, market entry clearance by the authority in charge of foreign investment would be required.

The “variable interest entity” structure, or VIE structure, has been adopted by many PRC-based companies, including us, to operate Relevant Businesses in PRC. Under the Draft FM, variable interest entities that are controlled via contractual arrangements would also be deemed as FlEs, if they are ultimately "controlled" by foreign investors. However, the Draft FIL does not address what actions will be taken with respect to the existing companies with a VIE structure. As of the date hereof, it is uncertain when the Draft FM will become a law, to what extent the final version will differ from the Draft FIL and the potential impact on companies employing a VIE structure in the PRC.

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MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title
Yaxi Wu	40	Chief Executive Officer and Chairman
Zhiyang Xu	36	Chief Operating Officer and Director
Dongchang Guo	36	Chief Art Officer
Yinhai Hu	38	Chief Technology Officer
Albert Lyu	39	Chief Financial Officer
Arthur Wong	58	Independent Director
Jason Kon Man Wong	54	Independent Director
Estela (Weichaung) Kuo	56	Independent Director

Mr. Wu Yaxi has served as our Chief Executive Officer and Chairman since 2011. Mr. Wu co-founded Jump Network in 2011. Before founding Jump Network, Mr. Wu served on executive management teams of a number of online gaming companies and was Deputy General Manager of Perfect World Investment & Holding Group (SZSE: 002624) from 2007 to 2010. Mr. Wu has 18 years of experience in the online game industry. He is a renowned gaming technology expert and game producer. Mr. Wu holds an EMBA from Shanghai Jiao Tong University Antai College of Economics and Management.

Mr. Xu Zhiyang has served as our Chief Operating Officer since 2011. He also serves as a member of the board of directors. Mr. Xu co-founded Jump Network in 2011. Before founding Jump Network, Mr. Xu served as Technology Director of Perfect World Investment & Holding Group (SZSE: 002624) from 2007 to 2010. Mr. Xu graduated from Shanghai Jiao Tong University School of International and Public Affairs with an EMBA in New Finance. He is currently pursuing an Executive MBA at Business School Netherlands (BNS).

Mr. Guo Dongchang has served as our Chief Art Officer since 2011. He is a co-founder of Jump Network. Prior to founding Jump Network, Mr. Guo served as Art Director of Perfect World Investment & Holding Group (SZSE: 002624) from 2007 to 2010. Mr. Guo is a seasoned game development professional with 14 years of experience in game design, development and management. He graduated from Shanghai Jiao Tong University School of International and Public Affairs with an EMBA in New Finance. He is currently pursuing an Executive MBA at Business School Netherlands (BNS).

Mr. Hu Yinhai has served as our Chief Technology Officer since 2011. He served in executive technology management positions at Shanda Network Development Limited from 2003 to 2006 and Suzhou Bianfeng Information Technology Limited (an online game research and development company) from 2010 to 2011. Mr. Hu specializes in gaming technology development and project management. He graduated from Shanghai Jiao Tong University School of International and Public Affairs with an EMBA in New Finance. He is currently pursuing an Executive MBA at Business School Netherlands (BNS).

Mr. Lyu Albert has served as our Chief Financial Officer since February 2018. Mr. Lyu has more than 14 years of experience in finance and accounting. Prior to joining us, he served as Chief Financial Officer of China Lending Corporation (NASDAQ: CLDC) from January 2017 to July 2017, and as Audit Committee Chair of Tottenham Acquisition Limited from February 2018 until now. Prior to that, he was a dedicated professional with a proven track record in complex international auditing, accounting and merger and acquisition work. He began his career at Deloitte Touche Tohmatsu LLC in Beijing as an Associate in 2005, left Deloitte in April 2009, and then served as Director at Marcum Bernstein & Pinchuk LLP in Shanghai till June 2016. Mr. Lyu holds a Master of Business Studies from Liverpool John Moores University in the United Kingdom. He is also a member of the Association of Chartered Certified Accountants in the United Kingdom.

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Mr. Arthur Wong is a member of our board of directors and has served as the chairman of the audit committee and as a member of the compensation and nominating and governance committees since July 2018. Mr. Wong is currently the chief financial officer of Beijing Radio Cultural Transmission Company Limited, a music production and music data management service company, and an independent director and chairman of the audit committee of China Automotive Systems, Inc. (NASDAQ: CAAS), Daqo New Energy Corp. (NYSE: DQ) and China Maple Leaf Educational Systems Limited (HKSE: 1317). Mr. Wong was formerly the chief financial officer of GreenTree Inns Hotel Management Group, Nobao Renewable Energy and Asia New-Energy. Prior to that, he worked at Deloitte Touche Tohmatsu from 1982 to 2008, in the firm’s San Jose, Hong Kong and Beijing offices, and most recently as a partner in the Beijing office. Mr. Wong received a Bachelor of Science in Applied Economics degree from the University of San Francisco and was awarded a Higher Diploma of Accountancy from Hong Kong Polytechnic. His professional affiliations include being a member of the American Institute of Certified Public Accountants, the Hong Kong Institute of Certified Public Accountants and the Chartered Association of Certified Accountants in the United Kingdom.

Mr. Jason Kon Man Wong is a member of our board of directors and has served as the chairman of our compensation committee and as a member of audit committee and nominating and governance committee since July 2018. Mr. Wong has served as a member of the board of directors of Whiz Partners Asia Ltd., an investment advisory company focused on assisting Japanese companies expand their business operations in Asia, since April 2013. He has also served as a member of the board of directors of Fortune Capital Group Ltd., an investment company, since 2000. Mr. Wong has been an independent and Non-Executive Director of Group Sense International Limited (HKSE: 601), a manufacturer of electronic dictionaries and other handheld information devices, since 2004. He has been the independent and Non-Executive Director and Chairman of Audit Committee of Neo-Neon Holdings Limited (HKSE: 1868), a decorative lighting company based in Hong Kong since November 2011. From May 2010 to November 2013, Mr. Wong was the Independent and Non-Executive director and Chairman of the Audit Committee of Polyard Petroleum International Group Limited (HKSE: 8011), which mainly engages in the exploration, development and production of oil and gas, provision of professional technical services, and trading of petroleum-related products. From July 2009 to December 2011, he was an independent director and Chairman of Audit Committee of China Shen Zhou Mining & Resources, Inc. (formerly AMEX: SHZ, prior to June 2014). Prior to that, he was a financial consultant of Transpac Capital Limited, one of the largest and oldest private equity funds and venture capital funds in Asia, from 1993 to 2000. From 1992 to 1993, Mr. Wong was an auditor for Ernst & Young CPA, Hong Kong and was an auditor for Clay & Co. in the USA from 1989 to 1992. He has been a member of AICPA and HKICPA since 1992 and 1993, respectively. Mr. Wong graduated from the University of Hawaii at Manoa with a Bachelor’s degree in Accounting.

Ms. Estela Kuo is a member of our board of directors and has served as the chairman of our nominating and corporate governance committee and as a member of audit committee and compensation committee since July 2018. Ms. Kuo is a founding member of Zhongguancun (Z-Park) Listed Companies Association (ZLCA) and serves as Secretary General of the association. Ms. Kuo also serves as Chairman of Yanxing China (a charity foundation sponsoring 400 university students per year) and as a Director of Beijing Association of Taiwan Invested Enterprises. Ms. Kuo received her Bachelors of Art degree from National Chengchi University in Taipei, and holds a Master’s Degree from University of California, Santa Barbara in Communications Studies. Ms. Kuo completed an EMBA program from Harvard Kennedy School in 2017.

Employment Agreements and Indemnification Agreements

Our operating entity, Jump Network, has entered into employment agreements and competition restriction agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to our detriment, or misconduct or a failure to perform agreed duties. We may also terminate an executive officer's employment without cause upon one-month advance written notice or pay an additional one-month salary. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based. The executive officer may resign at any time with a one-month advance written notice. Each executive officer has agreed to hold, both during and 12 months after the termination or expiry of his or her employment agreement, in strict confidence and not to use, except as required in the performance of his or her duties in connection with the employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations.

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In addition, each executive officer has agreed to be bound by non-competition and non-solicitation restrictions during the term of his or her employment and typically for one year following the last date of employment. Specifically, each executive officer has agreed not to (i) carry on or be engaged, concerned or interested directly or indirectly whether as shareholder, director, employee, partner, agent or otherwise carry on any business in direct competition with us, (ii) solicit or entice away any of our customer, client, representative or agent, or (iii) employ, solicit or entice away or attempt to employ, solicit or entice away any of our officer, manager, consultant or employee.

Board of Directors and Committees

Our board of directors currently consists of five (5) directors, including three (3) independent directors. We have established an audit committee, a compensation committee and a nominating and governance committee. Each of the committees of the board of directors shall have the composition and responsibilities described below.

Audit Committee

Arthur Wong, Jason Wong and Estela Kuo are the members of our Audit Committee. Arthur Wong serves as the chairman. All members of our Audit Committee satisfy the independence standards promulgated by the SEC and by NASDAQ as such standards apply specifically to members of audit committees.

We have adopted and approved a charter for the Audit Committee. In accordance with our Audit Committee Charter, our Audit Committee shall perform several functions, including:

•	evaluate the independence and performance of, and assess the qualifications of, our independent auditor, and engage such independent auditor;

•	approve the plan and fees for the annual audit, quarterly reviews, tax and other audit-related services, and approve in advance any non-audit service to be provided by the independent auditor;

•	monitor the independence of the independent auditor and the rotation of partners of the independent auditor on our engagement team as required by law;

•	review the financial statements to be included in our Annual Report on Form 20-F and Current Reports on Form 6-K and review with management and the independent auditors the results of the annual audit and reviews of our quarterly financial statements;

•	oversee all aspects our systems of internal accounting control and corporate governance functions on behalf of the board;

•	review and approve in advance any proposed related-party transactions and report to the full board of directors on any approved transactions; and

•	provide oversight assistance in connection with legal, ethical and risk management compliance programs established by management and the board of directors, including Sarbanes-Oxley Act implementation, and make recommendations to the board of directors regarding corporate governance issues and policy decisions.

It is determined that Arthur Wong possesses accounting or related financial management experience that qualifies him as an "audit committee financial expert" as defined by the rules and regulations of the SEC.

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Compensation Committee

Arthur Wong, Jason Wong and Estela Kuo are the members of our Compensation Committee. Jason Wong is the chairman. All members of our Compensation Committee are qualified as independent under the current definition promulgated by NASDAQ. We have adopted a charter for the Compensation Committee. In accordance with the Compensation Committee’s Charter, the Compensation Committee shall be responsible for overseeing and making recommendations to the board of directors regarding the salaries and other compensation of our executive officers and general employees and providing assistance and recommendations with respect to our compensation policies and practices.

Nominating and Governance Committee

Arthur Wong, Jason Wong and Estela Kuo are the members of our Nominating and Governance Committee. Estela Kuo shall serve as the chairwoman. All members of our Nominating and Governance Committee are qualified as independent under the current definition promulgated by NASDAQ. The board of directors have adopted and approved a charter for the Nominating and Governance Committee. In accordance with the Nominating and Governance Committee’s Charter, the Nominating and Corporate Governance Committee shall be responsible to identity and propose new potential director nominees to the board of directors for consideration and review our corporate governance policies.

Director Independence

Our board of directors reviewed the materiality of any relationship that each of our proposed directors has with us, either directly or indirectly. Based on this review, it is determined that Arthur Wong, Jason Wong and Estela Kuo are “independent directors” as defined by NASDAQ.

Family Relationships

There is no family relationship among any of our directors or executive officers.

Duties of Directors

Under Cayman Islands law, our directors have the fiduciary duty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual and extraordinary general meetings;

•	declaring dividends and distributions;

•	appointing officers and determining the term of office of the officers;

•	exercising the borrowing powers of the Company and mortgaging the property of the Company; and

•	approving the transfer of shares in the Company, including the registration of such shares in our share register.

The Company has the right to seek damages if a duty owed by our directors is breached. A shareholder may in certain limited exceptional circumstances, have the right to seek damages in our name if a duty owed by the directors is breached. You should refer to “Description of Share Capital—Differences in Corporate Law” for additional information on our standard of corporate governance under Cayman Islands law.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors and the shareholders voting by ordinary resolution.

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PRINCIPAL SHAREHOLDERS

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of this prospectus by our officers, directors, and 5% or greater beneficial owners of ordinary shares. There is no other person or group of affiliated persons known by us to beneficially own more than 5% of our ordinary shares. The following table assumes that none of our officers, directors or 5% or greater beneficial owners of our ordinary shares will purchase shares in this offering. In addition, the following table assumes that the over-subscription option has not been exercised.

We have determined beneficial ownership in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Unless otherwise indicated, the person identified in this table has sole voting and investment power with respect to all shares shown as beneficially owned by such person, subject to applicable community property laws. Unless otherwise noted, the business address for each of our directors and executive officers is 12th Floor, Tower A, Changtai Plaza, 2889 Jinke Road, Pudong New District, Shanghai, 201203, P.R. China.

Name of Beneficial Owners	Ordinary Shares Beneficially Owned Prior to This Offering		Ordinary Shares Beneficially Owned After Minimum Offering		Voting Power After Minimum Offering	Ordinary Shares Beneficially Owned After Maximum Offering		Voting Power After Maximum Offering
	Number	%	Number	%		Number	%

Directors and Executive Officers:
Yaxi Wu Chief Executive Officer and Chairman	3,960,000	19.80%
Zhiyang Xu Chief Operating Officer and Director	2,970,000	14.85%
Dongchang Guo Chief Art Officer	2,970,000	14.85%
Yinhai Hu Chief Technology Officer	1,100,000	5.50%
Albert Lyu Chief Financial Officer	0	-
Arthur Wong Director	0	-
Jason Wong Director	0	-
Estela Kuo Director	0	-
Zengxin Co. Ltd. (1)	3,000,000	15.0%
Early Bird Capital Ltd. (2)	2,020,000	10.1%
Tycuplay Co. Ltd. (3)	3,980,000	19.9%
All directors and executive officers as a group (8 individuals)	11,000,000	55.0%							%

* Less than 1%.

(1) Zengxin Co. Ltd., a                          corporation, is beneficially owned by                          . The registered office of Zengxin Co. Ltd. is located at .

(2) Early Bird Capital Ltd., a                          corporation, is beneficially owned by                          . The registered office of Early Bird Capital Ltd. is located at .

(3) Tycuplay Co. Ltd., a                          corporation, is beneficially owned by Shenzhen Zqgame Co., Ltd., a Shenzhen listed company. The registered office of Tycuplay Co. Ltd. is located at .

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RELATED PARTY TRANSACTIONS

During the fiscal year ended December 31, 2017, the Company entered a game development contract with Shenzhen Zqgame Co., Ltd (“Shenzhen Zqgame”) and recorded revenue of RMB1,470,396 (US$225,996). Tycuplay Co., Ltd., one of the Company’s major shareholders, is the wholly owned subsidiary of Shenzhen Zqgame. Shenzhen Zqgame has entered into a VIE agreement with the WFOE.

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DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands company and our affairs are governed by our memorandum and articles of association and the Companies Law of the Cayman Islands, which we refer to as the Companies Law below.

Our memorandum and articles of association provide for two classes of shares, Class A ordinary shares and Class B ordinary shares. Our authorized share capital is $1,000.00 divided into 100,000,000 shares of a par value of $ 0.00001 each, comprised of (1) 89,000,000 Class A ordinary shares, (2) 11,000,000 Class B ordinary shares and (3) nil preferred shares. As of the date of this prospectus, 9,000,000 Class A ordinary shares and 11,000,000 Class B ordinary shares were issued and outstanding, and no preferred shares were issued and outstanding.

Our directors may, in their absolute discretion and without the approval of our shareholders, create and designate out of the unissued preferred shares of the Company one or more classes or series of preferred shares, comprising such number of preferred shares, and having such designations, powers, preferences, privileges and other rights, including dividend rights, voting rights, conversion rights, terms of redemption and liquidation preferences, as our directors may determine. Immediately upon the completion of this offering and assuming the minimum offering, we will have         Class A ordinary shares and               Class B ordinary shares issued and outstanding. Assuming the maximum offering and no exercise of the over-subscription option, we will have Class A ordinary shares and          Class B ordinary shares issued and outstanding. In the event the Underwriter exercise its over-subscription option, we will have          Class A ordinary shares and         Class B ordinary shares issued and outstanding. We will issue Class A ordinary shares in this offering. The following are summaries of material provisions of our memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

Dividends.  Subject to any rights and restrictions of any other class or series of shares, our board of directors may, from time to time, declare dividends on the shares issued and authorize payment of the dividends out of our lawfully available funds. No dividends shall be declared by the board out of the Company except the following:

•	profits; or

•	“share premium account,” which represents the excess of the price paid to the Company on issue of its shares over the par or “nominal” value of those shares, which is similar to the U.S. concept of additional paid in capital.

However, no dividend shall bear interest against the Company.

Classes of Ordinary Shares. Our ordinary shares are divided into Class A ordinary shares and Class B ordinary shares. Except for conversion rights and voting rights, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. In addition, (i) upon any sale, transfer, assignment or disposition of Class B ordinary shares by a holder thereof to any person or entity which is not an Affiliate (as defined in our memorandum and articles of association) of such holder, and (ii) the creation of any pledge, charge, encumbrance or other third party right of whatever description on any Class B Ordinary Shares to secure a holder's contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third party right is enforced and results in the third party holding legal title to the relevant Class B Ordinary Shares, such Class B ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

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Voting Rights.  Holders of our ordinary shares vote as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. In respect of matters requiring shareholders’ vote, each Class A ordinary share is entitled to one vote and each Class B ordinary share is entitled to ten votes, subject to certain restrictions in the memorandum and articles of association of the Company. At any general meeting a resolution put to the vote of the meeting shall be decided by poll.

Any ordinary resolution to be made by the shareholders requires the affirmative vote of a simple majority of the votes of the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes of the ordinary shares cast.

Under Cayman Islands law, some matters, such as amending the memorandum and articles of association, changing the name or resolving to be registered by way of continuation in a jurisdiction outside the Cayman Islands, require approval of shareholders by a special resolution.

There are no limitations on non-residents or foreign shareholders in the memorandum and articles of association to hold or exercise voting rights on the ordinary shares imposed by foreign law or by the charter or other constituent document of the Company. However, no person will be entitled to vote at any general meeting or at any separate meeting of the holders of the ordinary shares unless the person is registered as of the record date for such meeting and unless all calls or other sums presently payable by the person in respect of ordinary shares in the Company have been paid.

Winding Up; Liquidation.  Upon the winding up of the Company, after the full amount that holders of any issued shares ranking senior to the ordinary shares as to distribution on liquidation or winding up are entitled to receive has been paid or set aside for payment, the holders of our ordinary shares are entitled to receive any remaining assets of the Company available for distribution as determined by the liquidator. The assets received by the holders of our ordinary shares in a liquidation may consist in whole or in part of property, which is not required to be of the same kind for all shareholders.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time and place of payment. Any ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares.  We may issue shares that are, or at its option or at the option of the holders are, subject to redemption on such terms and in such manner as it may, before the issue of the shares, determine. Under the Companies Law, shares of a Cayman Islands company may be redeemed or repurchased out of profits of the company, out of the proceeds of a fresh issue of shares made for that purpose or out of capital, provided the memorandum and articles of association authorize this and it has the ability to pay its debts as they come due in the ordinary course of business.

No Preemptive Rights.  Holders of ordinary shares will have no preemptive or preferential right to purchase any securities of the Company.

Variation of Rights Attaching to Shares.  If at any time the share capital is divided into different classes of shares, the rights attaching to any class (unless otherwise provided by the terms of issue of the shares of that class) may, subject to the memorandum and articles of association, be varied or abrogated with the consent in writing of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a general meeting of the holders of the shares of that class by the holders of two-thirds of the issued shares of that class.

Exempted Company. We are an exempted company with limited liability under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

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•	does not have to hold an annual general meeting;

•	may issue shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Preferred Shares

The board of directors is empowered to designate and issue from time to time one or more classes or series of preferred shares and to fix and determine the relative rights, preferences, designations, qualifications, privileges, options, conversion rights, limitations and other special or relative rights of each such class or series so authorized. Such action could adversely affect the voting power and other rights, such as liquidation, of the holders of the Company’s ordinary shares or could have the effect of discouraging or making difficult any attempt by a person or group to obtain control of the Company.

Warrants

There are no outstanding warrants to purchase any of our securities.

Options

There are no outstanding options to purchase any of our securities.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements. A merger of two or more constituent companies under Cayman Islands law requires a plan of merger or consolidation to be approved by the directors of each constituent company and authorization by (a) a special resolution of the shareholders and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association.

A merger between a Cayman parent company and its Cayman subsidiary or subsidiaries does not require authorization by a resolution of shareholders of that Cayman subsidiary if a copy of the plan of merger is given to every member of that Cayman subsidiary to be merged unless that member agrees otherwise. For this purpose a subsidiary is a company of which at least ninety percent (90%) of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest over a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

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Save in certain circumstances, a dissentient shareholder of a Cayman constituent company is entitled to payment of the fair value of his shares upon dissenting to a merger or consolidation. The exercise of appraisal rights will preclude the exercise of any other rights save for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the required majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

•	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period commencing on the expiration of such four-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits. In principle, we will normally be the proper plaintiff and as a general rule a derivative action may not be brought by a minority shareholder. However, based on English authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, there are exceptions to the foregoing principle, including when:

•	a company acts or proposes to act illegally or ultra vires;

•	the act complained of, although not ultra vires, could only be effected duly if authorized by more than a simple majority vote that has not been obtained; and

•	those who control the company are perpetrating a “fraud on the minority”.

Indemnification of Directors and Executive Officers and Limitation of Liability. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, willful default or fraud of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, our independent director agreements with our directors and our employment agreement with our Chief Financial Officer provide such persons with additional indemnification beyond that provided in our memorandum and articles of association.

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Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties. Under Delaware General Corporation Law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that the director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he or she owes the following duties to the company—a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his or her position as director (unless the company permits him or her to do so) and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interest or his or her duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent. Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals. Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Companies Law does not provide shareholders any right to put proposals before a meeting or requisition a general meeting. However, these rights may be provided in articles of association. Our articles of association allow our shareholders holding not less than one-third of all voting power of our share capital in issue to requisition a shareholder’s meeting. Other than this right to requisition a shareholders’ meeting, our articles of association do not provide our shareholders other right to put proposal before a meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings.

Cumulative Voting. Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

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Removal of Directors. Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

Under our articles of association, directors may be removed with or without cause, by an ordinary resolution of our shareholders.

Transactions with Interested Shareholders. The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting share within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up. Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board.

Under Cayman Islands law, a company may be wound up by either an order of the courts of the Cayman Islands or by a special resolution of its members or, if the company is unable to pay its debts as they fall due, by an ordinary resolution of its members. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares. Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise.

Under Cayman Islands law and our articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a resolution passed at a general meeting of the holders of the shares of that class by the holders of two-thirds of the issued Shares of that Class.

Amendment of Governing Documents. Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise.

As permitted by Cayman Islands law, our memorandum and articles of association may only be amended with a special resolution of our shareholders.

Rights of Non-resident or Foreign Shareholders. There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed. However, the Cayman Islands beneficial ownership regime (“Regime”), which came into force on 1 July 2017, requires Cayman Islands companies and limited liability companies to establish and maintain beneficial ownership registers unless they fall within an exemption to the Regime.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there was no established public trading market for our Class A ordinary shares. We cannot assure you that a liquid trading market for our Class A ordinary shares will develop on NASDAQ or be sustained after this offering. Future sales of substantial amounts of Class A ordinary shares in the public market, or the perception that such sales may occur, could adversely affect the market price of our Class A ordinary shares.  Further, since a large number of our Class A ordinary shares will not be available for sale shortly after this offering because of the contractual and legal restrictions on resale described below, sales of substantial amounts of our Class A ordinary shares in the public market after these restrictions lapse, or the perception that such sales may occur, could adversely affect the prevailing market price and our ability to raise equity capital in the future.

Upon completion of this offering and assuming the issuance of            Class A ordinary shares offered hereby, we will have an aggregate of          Class A ordinary shares outstanding. Upon completion of this offering and assuming the issuance of          Class A ordinary shares offered hereby, we will have an aggregate of        Class A ordinary shares outstanding. Upon completion of this offering and assuming the exercise of the Underwriter’s over-subscription option and the issuance of            Class A ordinary shares offered hereby, we will have an aggregate of Class A ordinary shares outstanding. The Class A ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act.

As of the date of this prospectus,              Class A ordinary shares held by existing shareholders are deemed “restricted securities” as that term is defined in Rule 144 and may not be resold except pursuant to an effective registration statement or an applicable exemption from registration, including Rule 144.             of our currently outstanding ordinary shares will be subject to “lock-up” agreements described below. Upon expiration of the lock-up period of six (6) months or twelve (12) months after the commencement date of the trading of our Class A ordinary shares, outstanding shares will become eligible for sale, subject in most cases to the limitations of Rule 144.

Days After Date of this Prospectus	Shares Eligible for Sale	Comment
Upon Effectiveness		Freely tradable shares sold in the offering

Six months		Shares saleable under Rule 144
Twelve months		Shares saleable under Rule 144

Regulation S

Regulation S under the Securities Act provides an exemption from registration requirements in the United States for offers and sales of securities that occur outside the United States. Rule 903 of Regulation S provides the conditions to the exemption for a sale by an issuer, a distributor, their respective affiliates or anyone acting on their behalf, while Rule 904 of Regulation S provides the conditions to the exemption for a resale by persons other than those covered by Rule 903. In each case, any sale must be completed in an offshore transaction, as that term is defined in Regulation S, and no directed selling efforts, as that term is defined in Regulation S, may be made in the United States.

We are a foreign issuer as defined in Regulation S. As a foreign issuer, securities that we sell outside the United States pursuant to Regulation S are not considered to be restricted securities under the Securities Act, and are freely tradable without registration or restrictions under the Securities Act, unless the securities are held by our affiliates. Generally, subject to certain limitations, holders of our restricted shares who are not our affiliates or who are our affiliates solely by virtue of their status as an officer or director of us may, under Regulation S, resell their restricted shares in an “offshore transaction” if none of the seller, its affiliate nor any person acting on their behalf engages in directed selling efforts in the United States and, in the case of a sale of our restricted shares by an officer or director who is an affiliate of us solely by virtue of holding such position, no selling commission, fee or other remuneration is paid in connection with the offer or sale other than the usual and customary broker’s commission that would be received by a person executing such transaction as agent. Additional restrictions are applicable to a holder of our restricted shares who will be an affiliate of us other than by virtue of his or her status as an officer or director of us.

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We are not claiming the potential exemption offered by Regulation S in connection with the offering of newly issued shares outside the United States and will register all of the newly issued shares under the Securities Act.

Rule 144

In general, under Rule 144, beginning ninety days after the date of this prospectus, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months will be entitled to sell any Class A ordinary shares that such person has held for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations.  Sales of our Class A ordinary shares by any such person would be subject to the availability of current public information about us if the shares to be sold were held by such person for less than one year.

In addition, under Rule 144, a person may sell shares of our Class A ordinary shares acquired from us immediately upon the completion of this offering, without regard to volume limitations or the availability of public information about us, if:

●	the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

●	the person has beneficially owned the shares to be sold for at least six months, including the holding period of any prior owner other than one of our affiliates.

Beginning ninety days after the date of this prospectus, our affiliates who have beneficially owned our Class A ordinary shares for at least six months, including the holding period of any prior owner other than another of our affiliates, would be entitled to sell within any three-month period those shares and any other shares they have acquired that are not restricted securities, provided that the aggregate number of shares sold does not exceed the greater of:

●	1% of the number of our Class A ordinary shares then outstanding, which will equal approximately Class A ordinary shares immediately after this offering; or

●	the average weekly trading volume in our Class A ordinary shares on the listing exchange during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates are generally subject to the availability of current public information about us, as well as certain “manner of sale” and notice requirements.

Lock-up Agreements

We, all of our directors and officers and certain shareholders have agreed with the underwriter, subject to certain exceptions, not to sell, transfer or dispose of, directly or indirectly, any of our Class A ordinary shares or securities convertible into or exercisable or exchangeable for our Class A ordinary shares for a period of six (6) months or twelve (12) months, subject to certain volume limitation in the event that the closing bid price and 10-day average trading value meet certain threshold, after the date of this prospectus in the respective agreement.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our Class A ordinary shares from us in connection with a compensatory stock or option plan or other written agreement relating to compensation is eligible to resell such Class A ordinary shares 90 days after we became a reporting company under the Exchange Act in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, these shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

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TAXATION

The following discussion of material Cayman Islands, PRC and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Walkers, our Cayman Islands counsel. To the extent that the discussion relates to matters of PRC tax law, it represents the opinion of DeHeng Law Offices, our PRC counsel. To the extent the discussion relates to the matters of U.S. tax law, it represents the opinion of Loeb & Loeb, LLP.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes levied by the Government of the Cayman Islands that are likely to be material to holders of ordinary shares. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

Enterprise Income Tax

On March 16, 2007, the National People’s Congress promulgated the EIT Law which was amended on February 24, 2017, and on December 6, 2007, the State Council enacted the Regulations for the Implementation of EIT Law. The EIT Law came into effect on January 1, 2008. According to the EIT Law, taxpayers consist of resident enterprises and non-resident enterprises. Resident enterprises are defined as enterprises that are established in China in accordance with PRC laws, or that are established in accordance with the laws of foreign countries but whose actual or de facto control is administered from within the PRC. Non-resident enterprises are defined as enterprises that are set up in accordance with the laws of foreign countries and whose actual administration is conducted outside the PRC, but have established institutions or premises in the PRC, or have no such established institutions or premises but have income generated from inside the PRC. Under the EIT Law, a uniform enterprise income tax rate of 25% is applicable. However, if non-resident enterprises have not formed permanent establishments or premises in the PRC, or if they have formed permanent establishment institutions or premises in the PRC but there is no actual relationship between the relevant income derived in the PRC and the established institutions or premises set up by them, the enterprise income tax is, in that case, set at the rate of 10% for their income sourced from inside the PRC. Such income tax on the dividends may be reduced pursuant to a tax treaty between China and other jurisdictions. Pursuant to the Arrangement Between the Mainland of China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation on Income (the “Double Tax Avoidance Arrangement”) and other applicable PRC laws , if a Hong Kong resident enterprise is determined by the competent PRC tax authority to have satisfied the relevant conditions and requirements under such Double Tax Avoidance Arrangement and other applicable laws, the 10% withholding tax on the dividends the Hong Kong resident enterprise receives from a PRC resident enterprise may be reduced to 5% upon receiving approval from in-charge tax authority. However, based on the Notice on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties issued on February 20, 2009 by the SAT, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. On February 3, 2018, the SAT issued the Announcement on Certain Issues Concerning the Beneficial Owners in a Tax Agreement (“Circular 9”), effective as of April 1, 2018, which provides guidance for determining whether a resident of a contracting state is the “beneficial owner of an item of income under china’s tax treaties and similar arrangements”. According to Circular 9, a beneficial owner generally must be engaged in substantive business activities and an agent will not be regarded as a beneficial owner and, therefore, will not qualify for these benefits.

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The Notice Regarding the Determination of Chinese-Controlled Offshore Incorporated Enterprises as PRC Tax Resident Enterprises on the Basis of De Facto Management Bodies promulgated by the SAT on April 22, 2009 and amended on January 29, 2014 sets out the standards and procedures for determining whether the “de facto management body” of an enterprise registered outside of the PRC and controlled by PRC enterprises or PRC enterprise groups is located within the PRC. The “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise. The certain offshore-incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if all of the following conditions are met: (i) senior management personnel and core management departments in charge of the daily operations of the enterprises have their presence mainly in the PRC; (ii) their financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (iii) major assets, accounting books and company seals of the enterprises, and minutes and files of their board’s and shareholders’ meetings are located or kept in the PRC; and (iv) half or more of the enterprises’ directors or senior management personnel with voting rights habitually reside in the PRC. Further to SAT Circular 82, the SAT issued SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82. SAT Bulletin 45 provides for procedures and administration details of determination on PRC resident enterprise status and administration on post-determination matters. Although SAT Circular 82 and SAT Bulletin 45 only apply to offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups and not those controlled by PRC individuals or foreigners, the determination criteria set forth therein may reflect the SAT's general position on how the term "de facto management body" could be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, individuals or foreigners. We believe none of our entities outside of China is a PRC resident enterprise under the aforesaid rules. However, the tax resident status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body”.

If the PRC tax authorities determine that we are PRC resident enterprises for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. For example, we may be subject to enterprise income tax at a rate of 25% with respect to its worldwide taxable income. Also, a 10% withholding tax would be imposed on dividends we pay to our non-PRC enterprise shareholders and with respect to gains derived by our non-PRC enterprise shareholders from transferring our ordinary shares and potentially a 20% of withholding tax would be imposed on dividends we pay to our non-PRC individual shareholders and with respect to gains derived by our non-PRC individual shareholders from transferring our ordinary shares.

It is unclear whether, if we are considered a PRC resident enterprise, holders of our ordinary shares would be able to claim the benefit of income tax treaties or agreements entered into between China and other countries or areas.

Pursuant to the Announcement of the State Administration of Taxation on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises which was promulgated by the SAT on October 17, 2017 and became effective on December 1, 2017 , with regard to dividends, bonuses and other equity investment proceeds and interest therefrom, rentals, royalties, property transfer income and other kinds of income earned by non-resident enterprises from inside China, on which enterprise income tax shall be levied, withholding tax at source shall be applicable thereto. Entities or individuals that have direct obligations to make relevant payments to non-resident enterprises in accordance with relevant legal provisions or contracts shall be the withholding agents. The withholding agent shall, within seven days from occurrence of the withholding obligation, declare and turn over the withholding tax to the tax authorities in charge at the withholding agent’s location.

According to the EIT Law, the CIT tax rate of a high and new technology enterprise is 15%. Pursuant to the Administrative Measures for the Recognition of High and New Technology Enterprises promulgated on April 14, 2008 and amended on January 29, 2016, the certificate of a high and new technology enterprise is valid for three years. An enterprise shall, after being accredited as a high-tech enterprise, fill out and submit the statements on annual conditions concerning the intellectual property rights, scientific and technical personnel, expenses on research and development and operating income for the previous year on the “website for the administration of accreditation of high-tech enterprises”. Besides, when any high-tech enterprise has changed its name or has undergone any major change concerning the accreditation conditions (such as a division, merger, reorganization or change of business), it shall report the change to the accreditation institution within three months upon occurrence of the change. If the high-tech enterprise is qualified upon review by the accreditation institution, it continues to have the qualification as a high-tech enterprise, and in case of change in the name, a new accreditation certificate will be issued with the number and term of validity remaining the same as the previous certificate; otherwise, the qualification as a high-tech enterprise shall be canceled as of the year of change in the name or any other condition.

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The Notice on Taxation Policies for Further Encouraging the Development of the Software and Integrated Circuit Industries, which was promulgated by the PRC Ministry of Finance (the “MOF”) and the SAT and effected on January 1, 2011 and the Notice on Issues Relating to the Preferential Policies for enterprise income tax in Software and Integrated Circuits Industry promulgated by the MOF, the SAT, the NDRC and the MIIT on May 4, 2016, provide that, upon certification, newly established integrated circuit design enterprises and eligible software enterprises shall be exempt from the enterprise income tax for the first two years of the preferential period, and shall be levied thereon at half of the statutory rate of 25% for the next three years until the expiration of the preferential period.

Value-added Tax and Business Tax

On January 1, 2012, the MOF and the SAT have implemented the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax (the “VAT Pilot Plan”), which imposes VAT in lieu of business tax for certain ‘‘modern service industries’’ in certain regions and eventually expanded to nation-wide application in 2013. According to the implementation circulars released by the MOF and the SAT on the VAT Pilot Program, the “modern service industries” include research, development and technology services, information technology services, cultural innovation services, logistics support, lease of corporeal properties, attestation and consulting services. According to the Notice of the MOF and the SAT on Implementing the Pilot Program of Replacing Business Tax with Value-Added Tax in an All-round Manner which became effective on May 1, 2016, entities and individuals engaging in the sale of services, intangible assets or fixed assets within the territory of the PRC are required to pay value-added tax instead of business tax. The State Council amended the VAT Regulations and abolished the Business Tax Regulations concurrently on November 19, 2017.

United States Federal Income Tax Considerations

General

The following are the material U.S. federal income tax consequences of the acquisition, ownership and disposition of the ordinary shares covered by this prospectus. As used in this discussion, references to “we,” “us” or “our” refer to Jump Holding World Limited.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to a beneficial owner of the ordinary shares that is for U.S. federal income tax purposes:

●	an individual citizen or resident of the United States;

●	a corporation (or other entity treated as a corporation) that is created or organized (or treated as created or organized) in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

●	a trust if (i) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

A beneficial owner of the ordinary shares that is described above is referred to herein as a “U.S. Holder.” If a beneficial owner of the ordinary shares is not described as a U.S. Holder and is not an entity treated as a partnership or other pass-through entity for U.S. federal income tax purposes, such owner will be considered a “Non-U.S. Holder.” The material U.S. federal income tax consequences applicable specifically to Non-U.S. Holders are described below under the heading “Non-U.S. Holders.”

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This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, Treasury regulations promulgated thereunder, published rulings and court decisions, all as currently in effect. These authorities are subject to change or differing interpretations, possibly on a retroactive basis.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular holder based on such holder’s individual circumstances. In particular, this discussion considers only holders that purchase ordinary shares pursuant to this offering and own and hold the ordinary shares as capital assets within the meaning of Section 1221 of the Code, and does not address the potential application of the alternative minimum tax or the U.S. federal income tax consequences to holders that are subject to special rules, including:

●	financial institutions or financial services entities;

●	broker-dealers;

●	persons that are subject to the mark-to-market accounting rules under Section 475 of the Code;

●	tax-exempt entities;

●	governments or agencies or instrumentalities thereof;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	certain expatriates or former long term residents of the United States;

●	persons that actually or constructively own 5% or more of our voting shares (including as a result of ownership of the ordinary shares);

●	persons that acquired the ordinary shares pursuant to an exercise of employee options, in connection with employee incentive plans or otherwise as compensation;

●	persons that hold the ordinary shares as part of a straddle, constructive sale, hedging, conversion or other integrated transaction;

●	persons whose functional currency is not the U.S. dollar;

●	passive foreign investment companies; or

●	controlled foreign corporations.

This discussion does not address any aspect of U.S. federal non-income tax laws, such as gift or estate tax laws, or state, local or non-U.S. tax laws or, except as discussed herein, any tax reporting obligations applicable to a holder of the ordinary shares. Additionally, this discussion does not consider the tax treatment of partnerships or other pass-through entities or persons who hold the ordinary shares through such entities. If a partnership (or other entity classified as a partnership for U.S. federal income tax purposes) is the beneficial owner of the ordinary shares, the U.S. federal income tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. This discussion also assumes that any distribution made (or deemed made) to a holder in respect of the ordinary shares and any consideration received (or deemed received) by a holder in connection with the sale or other disposition of the ordinary shares will be in U.S. dollars.

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We have not sought, and will not seek, a ruling from the Internal Revenue Service, (the “IRS”), or an opinion of counsel as to any U.S. federal income tax consequence described herein. The IRS may disagree with the description herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.

EACH PROSPECTIVE INVESTOR IN OUR ORDINARY SHARES IS URGED TO CONSULT ITS OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH INVESTOR OF THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND ANY APPLICABLE TAX TREATIES.

U.S. Holders

Taxation of Cash Distributions Paid on Ordinary Shares

Subject to the passive foreign investment company (“PFIC”) rules discussed below, a U.S. Holder generally will be required to include in gross income as ordinary income the amount of any cash dividend paid on the ordinary shares. A cash distribution on the ordinary shares generally will be treated as a dividend for U.S. federal income tax purposes to the extent the distribution is paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Such dividend generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. The portion of such cash distribution, if any, in excess of such earnings and profits will be applied against and reduce (but not below zero) the U.S. Holder’s adjusted tax basis in the ordinary shares. Any remaining excess generally will be treated as gain from the sale or other taxable disposition of such ordinary shares.

With respect to non-corporate U.S. Holders, any such cash dividends may be subject to U.S. federal income tax at the lower applicable regular long term capital gains tax rate (see “—Taxation on the Disposition of Ordinary Shares” below) provided that (a) the ordinary shares are readily tradable on an established securities market in the United States or, in the event we are deemed to be a PRC “resident enterprise” under the EIT Law, we are eligible for the benefits of the Agreement between the Government of the United States of America and the Government of the People’s Republic of China for the Avoidance of Double Taxation and the Prevention of Tax Evasion with Respect to Taxes on Income (the “U.S.-PRC Tax Treaty”), (b) we are not a PFIC, as discussed below, for either the taxable year in which the dividend was paid or the preceding taxable year, and (c) certain holding period requirements are met. Therefore, if the ordinary shares are not readily tradable on an established securities market in the United States, and we are not eligible for the benefits of the U.S. – PRC Tax Treaty, then cash dividends paid by us to non-corporate U.S. Holders will not be subject to U.S. federal income tax at the lower regular long term capital gains tax rate. Under published IRS authority, ordinary shares are considered for purposes of clause (a) above to be readily tradable on an established securities market in the United States only if they are listed on certain exchanges, which presently include NASDAQ. There can be no assurance that the ordinary shares will continue to be listed and traded on NASDAQ in future periods subsequent to this offering. U.S. Holders should consult their own tax advisors regarding the availability of the lower rate for any cash dividends paid with respect to the ordinary shares.

If a PRC income tax applies to any cash dividends paid to a U.S. Holder on the ordinary shares, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such dividends, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Taxation on the Disposition of Ordinary Shares

Upon a sale or other taxable disposition of the ordinary shares, and subject to the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis in the ordinary shares.

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The regular U.S. federal income tax rate on capital gains recognized by U.S. Holders generally is the same as the regular U.S. federal income tax rate on ordinary income, except that long term capital gains recognized by non-corporate U.S. Holders generally are subject to U.S. federal income tax at a maximum regular rate of 20%. Capital gain or loss will constitute long term capital gain or loss if the U.S. Holder’s holding period for the ordinary shares exceeds one year. The deductibility of capital losses is subject to various limitations.

If a PRC income tax applies to any gain from the disposition of the ordinary shares by a U.S. Holder, such tax may be treated as a foreign tax eligible for a deduction from such holder’s U.S. federal taxable income or a foreign tax credit against such holder’s U.S. federal income tax liability (subject to applicable conditions and limitations). In addition, if such PRC tax applies to any such gain, such U.S. Holder may be entitled to certain benefits under the U.S.-PRC Tax Treaty, if such holder is considered a resident of the United States for purposes of, and otherwise meets the requirements of, the U.S.-PRC Tax Treaty. U.S. Holders should consult their own tax advisors regarding the deduction or credit for any such PRC tax and their eligibility for the benefits of the U.S.-PRC Tax Treaty.

Additional Taxes

U.S. Holders that are individuals, estates or trusts and whose income exceeds certain thresholds generally will be subject to a 3.8% Medicare contribution tax on unearned income, including, without limitation, dividends on, and gains from the sale or other taxable disposition of, the ordinary shares, subject to certain limitations and exceptions. Under applicable regulations, in the absence of a special election, such unearned income generally would not include income inclusions under the qualified electing fund (“QEF”), rules discussed below under “Passive Foreign Investment Company Rules,” but would include distributions of earnings and profits from a QEF. U.S. Holders should consult their own tax advisors regarding the effect, if any, of such tax on their ownership and disposition of the ordinary shares.

Passive Foreign Investment Company Rules

A foreign (i.e., non-U.S.) corporation will be a PFIC if either (a) at least 75% of its gross income in a taxable year of the foreign corporation, including its pro rata share of the gross income of any corporation in which it is considered to own at least 25% of the shares by value, is passive income, or (b) at least 50% of its assets in a taxable year of the foreign corporation, ordinarily determined based on fair market value and averaged quarterly over the year, including its pro rata share of the assets of any corporation in which it is considered to own at least 25% of the shares by value, are held for the production of, or produce, passive income. Passive income generally includes dividends, interest, rents and royalties (other than certain rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder of the ordinary shares, and the U.S. Holder did not make a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) the ordinary shares, a QEF election along with a purging election, or a mark-to-market election, each as described below, such holder generally will be subject to special rules for regular U.S. federal income tax purposes with respect to:

●	any gain recognized by the U.S. Holder on the sale or other disposition of its ordinary shares; and

●	any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of the ordinary shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for the ordinary shares).

Under these rules,

●	the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for the ordinary shares;

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●	the amount allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution or to the period in the U.S. Holder’s holding period before the first day of our first taxable year in which we qualified as a PFIC will be taxed as ordinary income;

●	the amount allocated to other taxable years (or portions thereof) of the U.S. Holder and included in its holding period will be taxed at the highest tax rate in effect for that year and applicable to the U.S. Holder; and

●	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder.

We have not made a determination as to whether we would be classified as a “passive foreign investment company,” or PFIC, for our preceding taxable year nor can we assure you that we will not be a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash or cash equivalents we currently hold and the amount of cash we raise in this offering, which are generally treated as passive assets, and because the calculation of the value of our assets may be based in part on the value of our ordinary shares, which is likely to fluctuate, we may be a PFIC for any taxable year.

In general, if we are determined to be a PFIC, a U.S. Holder may avoid the PFIC tax consequences described above with respect to the ordinary shares by making a timely QEF election (or a QEF election along with a purging election). Pursuant to the QEF election, a U.S. Holder will be required to include in income its pro rata share of our net capital gains (as long term capital gain) and other earnings and profits (as ordinary income), on a current basis, in each case whether or not distributed, in the taxable year of the U.S. Holder in which or with which our taxable year ends if we are treated as a PFIC for that taxable year. A U.S. Holder may make a separate election to defer the payment of taxes on undistributed income inclusions under the QEF rules, but if deferred, any such taxes will be subject to an interest charge.

The QEF election is made on a shareholder-by-shareholder basis and, once made, can be revoked only with the consent of the IRS. A U.S. Holder generally makes a QEF election by attaching a completed IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund), including the information provided in a PFIC annual information statement, to a timely filed U.S. federal income tax return for the taxable year to which the election relates. Retroactive QEF elections generally may be made only by filing a protective statement with such return and if certain other conditions are met or with the consent of the IRS.

In order to comply with the requirements of a QEF election, a U.S. Holder must receive certain information from us. Upon request from a U.S. Holder, we will endeavor to provide to the U.S. Holder no later than 90 days after the request such information as the IRS may require, including a PFIC annual information statement, in order to enable the U.S. Holder to make and maintain a QEF election. However, there is no assurance that we will have timely knowledge of our status as a PFIC in the future or of the required information to be provided.

If a U.S. Holder has made a QEF election with respect to the ordinary shares, and the special tax and interest charge rules do not apply to such ordinary shares (because of a timely QEF election for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) such ordinary shares or a QEF election, along with a purge of the PFIC taint pursuant to a purging election, as described below), any gain recognized on the sale or other taxable disposition of such ordinary shares generally will be taxable as capital gain and no interest charge will be imposed. As discussed above, for regular U.S. federal income tax purposes, U.S. Holders of a QEF generally are currently taxed on their pro rata shares of the QEF’s earnings and profits, whether or not distributed. In such case, a subsequent distribution of such earnings and profits that were previously included in income generally should not be taxable as a dividend to such U.S. Holders. The adjusted tax basis of a U.S. Holder’s ordinary shares in a QEF will be increased by amounts that are included in income, and decreased by amounts distributed but not taxed as dividends, under the above rules. Similar basis adjustments apply to property if by reason of holding such property the U.S. Holder is treated under the applicable attribution rules as owning ordinary shares in a QEF.

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Although a determination as to our PFIC status will be made annually, an initial determination that we are a PFIC generally will apply for subsequent years to a U.S. Holder who held the ordinary shares while we were a PFIC, whether or not we meet the test for PFIC status in those subsequent years. A U.S. Holder who makes the QEF election discussed above for our first taxable year as a PFIC in which the U.S. Holder holds (or is deemed to hold) the ordinary shares, however, will not be subject to the PFIC tax and interest charge rules discussed above with respect to such ordinary shares. In addition, such U.S. Holder will not be subject to the QEF inclusion regime with respect to such ordinary shares for any of our taxable years that end within or with a taxable year of the U.S. Holder and in which we are not a PFIC. On the other hand, if the QEF election is not effective for each of our taxable years in which we are a PFIC and during which the U.S. Holder holds (or is deemed to hold) the ordinary shares, the PFIC rules discussed above will continue to apply to such ordinary shares unless the holder files on a timely filed U.S. federal income tax return (including extensions) a QEF election and a “purging election” to recognize under the rules of Section 1291 of the Code any gain that it would otherwise recognize if the U.S. Holder sold the ordinary shares for their fair market value on the “qualification” date. The qualification date is the first day of our tax year in which we qualify as a QEF with respect to such U.S. Holder. The purging election can only be made if such U.S. Holder held the ordinary shares on the qualification date. A purging election generally creates a deemed sale of such ordinary shares at their fair market value. The gain recognized by the purging election generally will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, the U.S. Holder generally will increase the adjusted tax basis in its ordinary shares by the amount of gain recognized and will also have a new holding period in its ordinary shares for purposes of the PFIC rules.

Alternatively, if a U.S. Holder, at the close of its taxable year, owns ordinary shares in a PFIC that are treated as marketable stock, the U.S. Holder may make a mark-to-market election with respect to such ordinary shares for such taxable year. If the U.S. Holder makes a valid mark-to-market election for the first taxable year of the U.S. Holder in which the U.S. Holder holds (or is deemed to hold) the ordinary shares and for which we are determined to be a PFIC, such holder generally will not be subject to the PFIC rules described above with respect to its ordinary shares as long as such ordinary shares continue to be treated as marketable stock. Instead, in general, the U.S. Holder will include as ordinary income each year that we are treated as a PFIC the excess, if any, of the fair market value of its ordinary shares at the end of its taxable year over the adjusted tax basis in its ordinary shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted tax basis of its ordinary shares over the fair market value of its ordinary shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). The U.S. Holder’s adjusted tax basis in its ordinary shares will be adjusted to reflect any such income or loss amounts, and any further gain recognized on a sale or other taxable disposition of the ordinary shares in a taxable year in which we are treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a mark-to-market election for a taxable year after the first taxable year in which the U.S. Holder holds (or is deemed to hold) the ordinary shares and for which we are treated as a PFIC.

The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the Securities and Exchange Commission, including NASDAQ, or on a foreign exchange or market that the IRS determines has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. There can be no assurance that the ordinary shares will continue to be listed and traded on NASDAQ in future periods subsequent to this offering. U.S. Holders should consult their own tax advisors regarding the availability and tax consequences of a mark-to-market election with respect to the ordinary shares under their particular circumstances.

If we are a PFIC and, at any time, have a foreign subsidiary that is classified as a PFIC, a U.S. Holder of the ordinary shares generally should be deemed to own a portion of the shares of such lower-tier PFIC, and generally could incur liability for the deferred tax and interest charge described above if we receive a distribution from, or dispose of all or part of our interest in, or the U.S. Holder were otherwise deemed to have disposed of an interest in, the lower-tier PFIC. Upon request, we will endeavor to cause any lower-tier PFIC to provide to a U.S. Holder no later than 90 days after the request the information that may be required to make or maintain a QEF election with respect to the lower-tier PFIC. However, there is no assurance that we will have timely knowledge of the status of any such lower-tier PFIC or that we will be able to cause the lower-tier PFIC to provide the required information. A mark-to-market election generally would not be available with respect to such a lower-tier PFIC. U.S. Holders are urged to consult their own tax advisors regarding the tax issues raised by lower-tier PFICs.

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A U.S. Holder that owns (or is deemed to own) ordinary shares in a PFIC during any taxable year of the U.S. Holder may have to file an IRS Form 8621 (whether or not a QEF election or mark-to-market election is or has been made) with such U.S. Holder’s U.S. federal income tax return and provide such other information as may be required by the U.S. Treasury Department.

The rules dealing with PFICs and with the QEF and mark-to-market elections are very complex and are affected by various factors in addition to those described above. Accordingly, U.S. Holders of the ordinary shares should consult their own tax advisors concerning the application of the PFIC rules to the ordinary shares under their particular circumstances.

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UNDERWRITING

We expect to enter into an underwriting agreement with Boustead Securities, LLC (the “Underwriter”), with respect to the Class A ordinary shares in this offering. Under the terms and subject to the conditions contained in the underwriting agreement, we have agreed to issue and sell a minimum offering amount of       Class A ordinary shares and a maximum offering amount of       Class A ordinary shares on a best efforts basis. In addition, the underwriter has been granted an over-subscription option pursuant to which we may sell an additional Class A ordinary shares. The offering is being made without a firm commitment by the Underwriter, which has no obligation or commitment to purchase any securities. The Underwriter is not required to sell any specific number of dollar amount of Class A ordinary shares but will use its best efforts to sell the Class A ordinary shares offered. The Underwriter may retain other brokers or dealers to act as a sub-agents or selected dealers on their behalf in connection with this offering.

The Underwriter must sell the minimum number of securities offered (       Class A ordinary shares) if any shares are sold. The Underwriter is required to use only its best efforts to sell the securities offered. The offering will terminate upon the earlier of: (i) a date mutually acceptable to us and our Underwriter after which the minimum offering is sold or (ii) a date that is 180 days from the effective date of this Registration Statement, unless extended by us for an additional 45 days. On the closing date, the following will occur:

•	we will receive funds in the amount of the aggregate purchase price of the shares being sold by us on such closing date;

•	we will cause to be delivered the Class A ordinary shares being sold on such closing date in book-entry form; and

•	we will pay the Underwriter its commission.

Pursuant to an escrow agreement among us, the Underwriter and Signature Bank (the “Escrow Agent”), as escrow agent, until at least       Class A ordinary shares are sold, all funds received in payment for securities sold in this offering will be required to be submitted by subscribers to a non-interest bearing escrow account with the Escrow Agent and will be held by the Escrow Agent for such account. The Underwriter and we shall require all investors to make payment for the securities via wire transfer to the Escrow Agent. The investors will have sole claim to the proceeds held in trust prior to the receipt of the minimum offering proceeds. The funds are held for the benefit of the investors until the minimum is reached. Prior to reaching the minimum claims may not be reached by creditors of the Company. If the Underwriter does not sell at least Class A ordinary shares by , all funds will be returned within five (5) business days to subscribers without interest or deduction. If this offering is completed, then on the closing date, net proceeds will be delivered to us and we will issue the Class A ordinary shares to purchasers. Unless purchasers instruct us otherwise, we will deliver the Class A ordinary shares electronically upon receipt of purchaser funds to the accounts of those purchasers who hold accounts at the Underwriter, or elsewhere, as specified by the purchaser, within five (5) business days following the final closing of the offering. Alternately, purchasers who do not carry an account at the Underwriter may request that the shares be held in book-entry at the Company’s transfer agent, or may be issued in book-entry at the Company’s transfer agent and subsequently delivered electronically to the purchasers’ respective brokerage account upon request of the purchasers.

Discounts, Commissions and Expenses

The Underwriter will receive an underwriting commission in cash equal to (i) six percent (6%) of the gross amount which is sourced by the Underwriter and to be disbursed to us from the closing of the offering, or (ii) three percent (3%) of the gross amount which is sourced by us and to be disbursed to us from the closing of the offering.

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The following table shows, for each of the minimum and maximum offering amounts, the per share and maximum total public offering price, underwriting fees and commissions to be paid to the Underwriter by us, and proceeds to us, before expenses and assuming a $      per share offering price:

	Per Share	Minimum Offering	Maximum Offering
Assumed Public Offering Price	$	$	$
Underwriting fees and commissions	$	$	$
Proceeds to Us, Before Expenses	$	$	$

Because the actual amount to be raised in this offering is uncertain, the actual total offering commissions are not presently determinable and may be substantially less than the maximum amount set forth above.

Our obligation to issue and sell securities to the purchasers is subject to the conditions set forth in the subscription agreement, which may be waived by us at our discretion. A purchaser’s obligation to purchase securities is subject to the conditions set forth in the subscription agreement as well, which may also be waived.

In addition to the cash commission, we will also reimburse the Underwriter for its reasonable out-of-pocket expenses, including its legal expenses in an amount not to exceed $75,000, $50,000 of travel, roadshow and other reasonable out-of-pocket expenses and $50,000 for a third party due diligence report and other expenses incurred by the Underwriter in connection with the offering and prior to the completion of the transaction, and costs and expenses incurred in conducting background checks of the Company’s officers and directors by a background search firm not to exceed $5,000.

We estimate that the total expenses of the offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding Underwriter’s fees and commissions, will be approximately $      , all of which are payable by us.

The Underwriter intends to offer our Class A Ordinary Shares to its retail customers only in states in which we are permitted to offer our Class A Ordinary Shares. We have relied on an exemption to the blue sky registration requirements afforded to “covered securities”. Securities listed on the NASDAQ Capital Market are “covered securities”. If we were unable to meet the NASDAQ Capital Market’s listing standards, then we would be unable to rely on the covered securities exemption to blue sky registration requirements and we would need to register the offering in each state in which we planned to sell shares. We will not complete this offering unless we meet the NASDAQ Capital Market’s listing requirements.

The foregoing does not purport to be a complete statement of the terms and conditions of the underwriting agreement and subscription agreement. The underwriting agreement and a form of subscription agreement are included as exhibits to the registration statement of which this prospectus forms a part.

Lock-Up Agreements

We and each of our officers, directors, and all existing shareholders agree not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any shares of our Class A ordinary shares or other securities convertible into or exercisable or exchangeable for Class A ordinary shares for a period of six (6) months or twelve (12) months after the effective date of the registration statement of which this prospectus is a part without the prior written consent of the Underwriter.

The Underwriter may in its sole discretion and at any time without notice release some or all of the shares subject to lock-up agreements prior to the expiration of the lock-up period. When determining whether or not to release shares from the lock-up agreements, the Underwriter will consider, among other factors, the security holder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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Underwriter’s Warrants

We have agreed to issue to the Underwriter warrants to purchase the number of Class A ordinary shares in the aggregate equal to five percent (5%) of the shares sold at the closing of the offering for the funds that are sourced by the Underwriter and three percent (3%) of the shares sold at the closing of the offering for the funds that are sourced by us. The warrants will be exercisable at any time, and from time to time within three (3) years from their issue date, in whole or in part, but may not be transferred nor may the shares underlying the warrants be sold until 180 days from the effective date of the offering. The warrants are exercisable at a per share price equal to 120% of the lower of the fair market value price of the ordinary shares or the public offering price per share in the offering. The warrants are also exercisable on a cashless basis. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. Neither the Underwriter, nor permitted assignees under Rule 5110(g)(1), will sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will it engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the effective date of the offering. In addition, the warrants provide for registration rights upon request, in certain cases. The piggyback registration right provided will not be greater than seven (7) years from the effective date of the offering in compliance with FINRA Rule 5110(f)(2)(G)(v). We will bear all fees and expenses attendant to registering the securities issuable upon exercise of the warrants. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or our recapitalization, reorganization, merger or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of shares of common stock at a price below the warrant exercise price.

Price Stabilization

The Underwriter will be required to comply with the Securities Act and the Exchange Act, including without limitation, Rule 10b-5 and Regulation M under the Exchange Act. These rules and regulations may limit the timing of purchases and sales of shares of capital stock by the Underwriter acting as principal. Under these rules and regulations, the Underwriter:

●	may not engage in any stabilization activity in connection with our securities; and

●	may not bid for or purchase any of our securities or attempt to induce any person to purchase any of our securities, other than as permitted under the Exchange Act, until it has completed its participation in the distribution.

Determination of Offering Price

The public offering price of the shares we are offering was determined by us in consultation with the Underwriter based on discussions with potential investors in light of the history and prospects of our company, the stage of development of our business, our business plans for the future and the extent to which they have been implemented, an assessment of our management, the public stock price for similar companies, general conditions of the securities markets at the time of the offering and such other factors as were deemed relevant.

Electronic Offer, Sale and Distribution of Securities. A prospectus in electronic format may be delivered to potential investors by the Underwriter. The prospectus in electronic format will be identical to the paper version of such prospectus. Other than the prospectus in electronic format, the information on the Underwriter’ website and any information contained in any other website maintained by the Underwriter is not part of the prospectus or the registration statement of which this Prospectus forms a part.

Foreign Regulatory Restrictions on Purchase of our Shares

We have not taken any action to permit a public offering of our shares outside the United States or to permit the possession or distribution of this prospectus outside the United States. People outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to this offering of our shares and the distribution of this prospectus outside the United States.

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Indemnification

We have agreed to indemnify the Underwriter against liabilities relating to the offering arising under the Securities Act and the Exchange Act and to contribute to payments that the Underwriter may be required to make for these liabilities.

Application for NASDAQ Market Listing

We intend to apply to have our Class A Ordinary Shares approved for listing/quotation on the NASDAQ Capital Market under the symbol “JMMP”. We will not consummate and close this offering without a conditional approval letter from the NASDAQ Capital Market. Our receipt of a listing approval letter is not the same as an actual listing on the NASDAQ Capital Market. The conditional approval letter will serve only to confirm that, if we sell a number of shares on a best efforts basis offering sufficient to satisfy applicable listing criteria, our Class A Ordinary Shares will in fact be listed.

If our Class A Ordinary Shares are listed on the NASDAQ Capital Market, we will be subject to continued listing requirements and corporate governance standards. We expect these new rules and regulations to significantly increase our legal, accounting and financial compliance costs.

Selling Restrictions Outside the United States

Notice to Prospective Investors in Canada

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the Underwriter is not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

The Class A Ordinary Shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A Ordinary Shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Notice to Prospective Investors in Hong Kong

The Class A Ordinary Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to our Class A Ordinary Shares be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our Class A Ordinary Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

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Notice to Prospective Investors in the People’s Republic of China

This prospectus may not be circulated or distributed in the PRC and the Class A Ordinary Shares may not be offered or sold, and will not offer or sell to any person for re-offering or resale directly or indirectly to any resident of the PRC except pursuant to applicable laws, rules and regulations of the PRC. For the purpose of this paragraph only, the PRC does not include Taiwan, Hong Kong Special Administrative Region and Macau Special Administrative Region.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) and each, a Relevant Member State, from and including the date on which the EU Prospectus Directive (the “EU Prospectus Directive”) was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of securities described in this prospectus may be made to the public in that Relevant Member State at any time:

●	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

●	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

●	in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of securities described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer of securities to the public” in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

Notice to Prospective Investors in the United Kingdom

This prospectus is only being distributed to and is only directed at persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 within, and/or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) (all such persons together being referred to as “relevant persons”).

This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom who is not a relevant person should not act or rely on this document or any of its contents.

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The Underwriter has represented, warranted and agreed that:

(A) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the UK Financial Services and Markets Act 2000, as amended (the “FSMA”)) received by it in connection with the issue or sale of the Shares in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(B) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to our Ordinary Shares in, from or otherwise involving the United Kingdom.

Notice to Prospective Investors in Japan

The Class A Ordinary Shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. Our Class A Ordinary Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Class A Ordinary Shares may not be circulated or distributed, nor may the Class A Ordinary Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Notice to Prospective Investors in Germany

Any offer or solicitation of securities within Germany must be in full compliance with the German Securities Prospectus Act (Wertpapierprospektgesetz-WpPG). The offer and solicitation of securities to the public in Germany requires the publication of a prospectus that has to be filed with and approved by the German Federal Financial Services Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht-BaFin). This prospectus has not been and will not be submitted for filing and approval to the BaFin and, consequently, will not be published. Therefore, this prospectus does not constitute a public offer under the German Securities Prospectus Act (Wertpapierprospektgesetz). This prospectus and any other document relating to our Class A Ordinary Shares, as well as any information contained therein, must therefore not be supplied to the public in Germany or used in connection with any offer for subscription of our Class A Ordinary Shares to the public in Germany, any public marketing of our Class A Ordinary Shares or any public solicitation for offers to subscribe for or otherwise acquire our Class A Ordinary Shares. This prospectus and other offering materials relating to the offer of our Class A Ordinary Shares are strictly confidential and may not be distributed to any person or entity other than the designated recipients hereof.

Notice to Prospective Investors in Switzerland

This document, as well as any other material relating to the shares which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The shares will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the shares, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The shares are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the shares with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the shares, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

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EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriter’s discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Capital Market listing fee, all amounts are estimates.

US$
SEC registration fee
NASDAQ Capital Market listing fee
FINRA filing fee
Printing and engraving expenses
Legal fees and expenses
Accounting fees and expenses
Miscellaneous

Total

These expenses will be borne by us. Underwriter’s discounts and commissions will be borne by us in proportion to the numbers of ordinary shares sold in the offering.

LEGAL MATTERS

The Company is being represented by Loeb & Loeb, LLP, New York, New York, with respect to legal matters of United States federal securities law. The validity of the Class A ordinary shares offered by this prospectus and legal matters as to Cayman Islands law will be passed upon for us by Walkers. Legal matters as to PRC law will be passed upon for us by DeHeng Law Offices. Loeb & Loeb, LLP may rely upon DeHeng Law Offices with respect to matters governed by PRC law and upon Walkers with respect to matters governed by Cayman Islands law. Certain legal matters with respect to the United States federal securities and New York state laws in connection with this offering will be passed upon for the Underwriter by Pryor Cashman LLP, New York, New York.

EXPERTS

The consolidated financial statements as of December 31, 2016 and 2017 included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in accounting and auditing.

The office of Friedman LLP is located at1700 Broadway, New York, New York 10019.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act with respect to the ordinary shares described herein. This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. We anticipate making these documents publicly available, free of charge, on our website at www.sslj.com as soon as reasonably practicable after filing such documents with the SEC. The information on our website is not incorporated by reference into this prospectus and should not be considered to be a part of this prospectus. We have included our website address as an inactive textual reference only.

You can read the registration statement and our future filings with the SEC, over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document that we file with the SEC at its public reference room at 100 F Street, N.E., Washington, DC 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.

132

JUMP WORLD HOLDING LIMITED

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Shareholders of Jump World Holding Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Jump World Holding Limited and its Subsidiaries (collectively, the “Company”) as of December 31, 2016 and 2017, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2018.

New York, New York

July 18, 2018

F-2

JUMP WORLD HOLDING LIMITED

CONSOLIDATED BALANCE SHEETS

	December 31, 2016	December 31, 2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	55,978,166	93,896,374	14,431,608
Accounts receivable, net	6,656,304	10,490,488	1,612,358
Due from shareholders	5,402,500	5,203,000	799,686
Prepaid expenses and other current assets	4,399,566	3,476,881	534,388
Total current assets	72,436,536	113,066,743	17,378,040

Property and equipment, net	6,141,943	5,856,411	900,114
Intangible assets, net	36,033,334	37,579,993	5,775,939
Deferred tax assets, net	1,376,923	920,568	141,489
Other non-current assets	2,094,414	2,358,318	362,467
Total non-current assets	45,646,614	46,715,290	7,180,009
Total Assets	118,083,150	159,782,033	24,558,049

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	2,545,212	8,827,363	1,356,741
Advances from customers	5,970,879	7,118,731	1,094,129
Deferred revenue	12,198,177	18,119,908	2,784,979
Accrued payroll and other payables	3,716,400	6,100,894	937,690
Taxes payable	15,858,386	18,570,454	2,854,227
Total current liabilities	40,289,054	58,737,350	9,027,766
Commitments and Contingencies

Shareholders’ equity
Ordinary shares:
Class A ordinary shares:
US$0.00001 par value; 89,000,000 shares authorized as of December 31, 2016 and 2017, 9,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively;	585	585	90
Class B ordinary shares:
US$0.00001 par value; 11,000,000 shares authorized as of December 31, 2016 and 2017, 11,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively;	716	716	110
Additional paid-in capital	9,998,699	9,998,699	1,536,772
Statutory reserve	5,000,000	5,000,000	768,486
Retained earnings	62,794,096	86,044,683	13,224,825
Total shareholders’ equity	77,794,096	101,044,683	15,530,283
Total Liabilities and Shareholders’ Equity	118,083,150	159,782,033	24,558,049

The accompanying notes are an integral part of the consolidated financial statements

F-3

JUMP WORLD HOLDING LIMITED

CONSOLIDATED STATEMENTS OF INCOME

	For the year ended December 31,
	2016	2017
	RMB	RMB	USD
Revenues
- A related party	-	1,470,396	225,996
-Third parties	175,814,750	192,848,443	29,640,263
Total revenues	175,814,750	194,318,839	29,866,259
Cost of revenues	(22,269,207)	(30,166,470)	(4,636,502)
Gross profit	153,545,543	164,152,369	25,229,757

Operating expenses
Selling and marketing expenses	(50,362,253)	(51,882,882)	(7,974,253)
General and administrative expenses	(15,251,640)	(20,640,458)	(3,172,380)
Research and development expenses	(50,470,670)	(44,811,523)	(6,887,405)
Total operating expenses	(116,084,563)	(117,334,863)	(18,034,038)

Income from operations	37,460,980	46,817,506	7,195,719

Other income/(expenses)
Subsidy income	3,814,685	3,041,655	467,494
Interest income	72,369	478,341	73,520
Other expenses, net	(351,408)	(394,094)	(60,572)
Total other income, net	3,535,646	3,125,902	480,442

Income before income taxes expense	40,996,626	49,943,408	7,676,161
Income taxes expenses	(8,299,194)	(6,692,821)	(1,028,667)
Net income	32,697,432	43,250,587	6,647,494

Weighted average number of shares, basic and diluted	20,000,000	20,000,000	20,000,000
Basic and diluted earnings per share	1.63	2.16	0.33

The accompanying notes are an integral part of the consolidated financial statements

F-4

JUMP WORLD HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary shares				Additional
	Class A		Class B		paid-in	Statutory	Retained
	Shares	Amount	Shares	Amount	Capital	reserve	earnings	Total shareholders’ equity
		RMB		RMB	RMB	RMB	RMB	RMB	USD
Balance as of December 31, 2015	9,000,000	585	11,000,000	716	9,998,699	2,813,888	32,282,776	45,096,664	6,931,230
Net income	-	-	-	-	-	-	32,697,432	32,697,432	5,025,503
Transfer to statutory reserves	-	-	-	-	-	2,186,112	(2,186,112)	-	-
Balance as of December 31, 2016	9,000,000	585	11,000,000	716	9,998,699	5,000,000	62,794,096	77,794,096	11,956,733
Net income	-	-	-	-	-	-	43,250,587	43,250,587	6,647,494
Dividends paid to shareholders	-	-	-	-	-	-	(20,000,000)	(20,000,000)	(3,073,944)
Balance as of December 31, 2017	9,000,000	585	11,000,000	716	9,998,699	5,000,000	86,044,683	101,044,683	15,530,283

The accompanying notes are an integral part of the consolidated financial statements

F-5

JUMP WORLD HOLDING LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For The Year Ended December 31, 2016	For The Year Ended December 31, 2017
	RMB	RMB	USD
Cash Flows from Operating Activities:
Net income	32,697,432	43,250,587	6,647,494

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,611,933	2,081,645	319,943
Loss on disposal of property and equipment	-	5,988	920
Amortization of intangible assets	4,700,000	4,700,000	722,377
Deferred taxes provisions	651,399	456,355	70,140

Changes in operating assets and liabilities:
Accounts receivable	3,911,979	(3,834,184)	(589,303)
Prepaid expenses and other current assets	17,795,923	922,685	141,814
Other non-current assets	(1,097,202)	(263,908)	(40,562)
Advance from customers	4,614,846	1,676,550	257,681
Accrued payroll and other payables	(2,093,722)	2,383,999	366,414
Taxes payable	1,034,757	2,712,068	416,837
Accounts Payable	1,995,699	6,282,151	965,549
Deferred revenue	(5,697,149)	5,921,731	910,153

Net Cash Provided by Operating Activities	60,125,895	66,295,667	10,189,457

Cash Flows from Investing Activities:
Purchases of property and equipment	(3,439,986)	(2,330,800)	(358,237)
Costs to obtain and develop intangible assets	(17,900,000)	(6,246,659)	(960,094)
Net Cash Used in Investing Activities	(21,339,986)	(8,577,459)	(1,318,331)

Cash Flows From Financing Activities:
Repayment from a related party	-	200,000	30,740
Advance to a related party	(5,200,000)	-	-
Dividends paid to shareholders	-	(20,000,000)	(3,073,944)
Net Cash Used in Financing Activities	(5,200,000)	(19,800,000)	(3,043,204)

Net increase in cash and cash equivalents	33,585,909	37,918,208	5,827,922

Cash and cash equivalents at beginning of year	22,392,257	55,978,166	8,603,686

Cash and cash equivalents at end of year	55,978,166	93,896,374	14,431,608

Supplemental Cash Flow Information

Cash paid for interest expense	-	-	-
Cash paid for income taxes	9,453,204	7,647,717	1,175,433

The accompanying notes are an integral part of the financial statements

F-6

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Jump World Holding Limited (“Jump” or the “Company”) is a holding company incorporated in the Cayman Islands on March 23, 2018. The Company has no substantial operations other than holding all of the outstanding share capital of Jump World HK Limited (“Jump HK”). Jump HK is also a holding company, which owns all of the outstanding equity of Jump Technology (Shanghai) Co., Ltd (“WFOE”). The Company, through its variable interest entity (VIE), Shanghai Jump Network Technology Co., Ltd (“Jump Network”) and its subsidiaries, is primarily engaged in the operation of providing online entertainment services, mainly online games, to game users in the People’s Republic of China (the “PRC” or “China”)). The Company’s principal executive offices are located in Shanghai City, China. The accompanying consolidated financial statements reflect the activities of Jump and each of the following entities:

Major Subsidiaries	Date of establishment	Place of establishment	Ownership	Principal activities
Jump World HK Limited (“Jump HK”)	4/6/2018	Hong Kong	100% owned by Jump	Holding Company
Jump Technology (Shanghai) Co., Ltd (“WFOE”)	6/20/2018	PRC	100% owned by Jump HK	Technical service and consulting
Shanghai Jump Network Technology Co., Ltd (“Jump Network”)	6/3/2011	PRC	VIE of WFOE	Research and operation of online games
Chengdu Yuedong Network Technology Co., Ltd (“Chengdu Yuedong)	11/21/2013	PRC	100% owned by Jump Network	Research and operation of online games
Shanghai Jump Interactive Entertainment Development Co., Ltd (“Jump Interactive”)	10/20/2016	PRC	100% owned by Jump Network	Research and operation of online games

Reorganization

Jump Network was established June 3, 2011 to carry out the Company’s principal business.

On March 23, 2018, Jump was incorporated in the Cayman Islands with authorized shares of 5,000,000,000 shares at a par value of $0.00001. On June 20, 2018, the Company resolved that the Company’s authorized shares be amended to 100,000,000 with a par value of $0.00001, and 89,000,000 ordinary shares were predesignated to class A ordinary shares, 11,000,000 ordinary shares were predesignated to Class B ordinary shares. Concurrently the Company issued 11,000,000 class B shares to the Founders and 9,000,000 class A shares to other shareholders of the Jump Network. Holders of Class B ordinary shares are entitled to ten votes per share, while Class A ordinary shares are entitled to one vote per share.

F-7

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

On April 6, 2018, a wholly owned subsidiary, Jump HK was incorporated in Hong Kong. Jump HK in turn holds all the capital stocks of Jump Technology (Shanghai) Co., Ltd, a wholly foreign owned enterprise (“WFOE”) incorporated in China on June 20, 2018. On June 29, 2018 Jump Network and its shareholders entered into such a series of contractual arrangements, also known as VIE Agreements.

On June 29, 2018, Jump completed its reorganization of entities under the common control of the founders, who collectively controlled Jump prior to the reorganization. Jump HK was established as the holding company of WFOE. WFOE is the primary beneficiary of Jump Network, and all of these entities included in Jump are under common control, which results in the consolidation of Jump Network which has been accounted for as a reorganization of entities under common control at carry value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of Jump.

Contractual Arrangements

Foreign ownership of internet-based businesses, including distribution of online information (such as game content provider), is subject to restrictions under current PRC laws, regulations, and other applicable laws and regulations. The Company is a Cayman Island company and WFOE (its PRC subsidiary) is considered a foreign invested enterprise. To comply with these regulations, the Company conducts the majority of its activities in PRC through Jump Network (its consolidated VIE). As such, Jump Network is controlled through contractual arrangements in lieu of direct equity ownership by the Company or any of its subsidiaries. Through the VIE Agreements, the WFOE has the right to advise, consult, manage and operate Jump Network for an annual service fee in the amount of 100% of Jump Network’s after-tax profits. Such contractual arrangements, which were signed on June 29, 2018, are a series of five agreements (collectively the “Contractual Arrangements”) which significant terms are as follows:

Exclusive Technical Service Agreement

Pursuant to the Exclusive Technical Service Agreement between WFOE and Jump Network dated June 29, 2018, WFOE has the exclusive right to provide services to Jump Network in the area of software licensing, technical assistance, technical consultation, technical training and other related services. WFOE exclusively owns any intellectual property rights arising from the performance of this Exclusive Technical Service Agreement. Jump Network agrees to pay WFOE the service fee, and the amount of service fees and payment term can be amended by WFOE. The term of the Exclusive Technical Service Agreement is 20 years and shall be automatically extended for an additional period of 1 year. The additional period automatically enters the renewal extension of 1 year at the end of each additional period, unless WFOE gives Jump Network a 30 days’ prior termination notice.

Exclusive Business Consultation Agreement

Pursuant to the Exclusive Business Consultation Agreement between WFOE and Jump Network dated June 29, 2018, WFOE has the exclusive right to provide Jump Network with complete business support and related consulting services, including but not limited to business consultations, marketing consultancy, business information database establishment and maintenance, corporate governance and other related services. WFOE exclusively owns any intellectual property rights arising from the performance of the Exclusive Business Consultation Agreement. Jump Network agrees to pay the WFOE the service fee, and the amount of service fees and payment term can be amended by the WFOE. The term of the Exclusive Business Consultation Agreement is 20 years and shall be automatically extended for an additional period of 1 year. The additional period automatically enters the renewal extension of 1 year at the end of each extended additional period. Besides, WFOE has the right to terminate this agreement at any time after giving a 30 days’ prior termination notice.

F-8

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Equity Pledge Agreements

Pursuant to the Equity Pledge Agreements among WFOE, Jump Network and each of Jump Network Shareholders dated on June 29, 2018, Jump Network Shareholders pledged all of their equity interests in Jump Network to WFOE to guarantee Jump Network’s performance of relevant obligations and indebtedness under the Exclusive Technical Service Agreement, the Exclusive Business Consultation Agreement, the Exclusive Call Option Agreement and the Proxy Agreement (“VIE Agreements”). In addition, Jump Network Shareholders have completed the registration of the equity pledge under the Equity Pledge Agreement with the competent local authority on Jump Network, 2018. If Jump Network Shareholders breaches its obligation under the VIE Agreements, WFOE, as pledgee, will be entitled to certain rights, including the right to dispose the pledged equity interests. The Pledge Agreement shall be continuously valid until all its obligations under the VIE Agreements have been fulfilled, or the VIE Agreements are terminated, or the secured debts has been fully executed.

Exclusive Call Option Agreement

Pursuant to the Exclusive Call Option Agreement among WFOE, Jump Network and each of Jump Network Shareholders dated on June 29, 2018, WFOE has the exclusive right to require each Jump Network Shareholder to fulfill and complete all approval and registration procedures required under PRC laws for WFOE to purchase, or designate one or more persons to purchase, each Jump Network Shareholder’s equity interests in Jump Network, once or at multiple times at any time in part or in whole at WFOE’s sole and absolute discretion. The purchase price shall be the lowest price allowed by PRC laws. In addition, Jump Network has granted WFOE or its designated person an exclusive option to purchase, or have its designated person to purchase, at its discretion, to the extent permitted by PRC laws, all or part of Jump Network’s assets at the lowest price allowed by PRC laws. The Exclusive Call Option Agreement shall remain effective for 20 years and shall be automatically extended for an additional period of 1 year. The additional period automatically enters the renewal extension of 1 year at the end of each extended additional period. WFOE has the right to terminate this agreement at any time after giving a 30 days’ prior termination notice.

Proxy Agreement

Pursuant to the Proxy Agreement among WFOE, Jump Network and each of Jump Network Shareholders dated on June 29, 2018, each Jump Network Shareholder irrevocably appointed WFOE or WFOE’s designee to exercise all its rights as Jump NetworkShareholders under the articles of association of Jump Network and PRC laws, including but not limited to the power to exercise all shareholder’s rights with respect to all matters to be discussed and to vote in the shareholders’ meeting of Jump Network. The term of the Proxy Agreement shall remain effective for 20 years and shall be automatically extended for an additional period of 1 year. The additional period automatically enters the renewal extension of 1 year at the end of each extended additional period. Besides, WFOE has the right to terminate this agreement at any time after giving a 30 days’ prior termination notice.

Based on the foregoing contractual arrangements, which grant WFOE effective control of Jump Network obligate WFOE to absorb all of the risk of loss from their activities, and enable WFOE to receive all of their expected residual returns, the Company accounts for Jump Network as a VIE. Accordingly, the Company consolidates the accounts of Jump Networkfor the periods presented herein.

The following tables set forth the carrying value of the VIE’s assets, liabilities and results of operations of the VIE, which were included in the Company’s consolidated balance sheets, statements of income:

F-9

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	USD
Current assets	72,436,536	113,066,743	17,378,040
Property and equipment, net	6,141,943	5,856,411	900,114
Other non-current assets	2,094,414	2,358,318	362,467
Total assets	118,083,150	159,782,033	24,558,049
Total liabilities	40,289,054	58,737,350	9,027,766
Net assets	77,794,096	101,044,683	15,530,283

Summarized below is the information related to the financial performance of the VIE reported in the Company’s consolidated statements of income for the years ended December 31, 2016 and 2017, respectively:

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	RMB	RMB	USD
Revenues	175,814,750	194,318,839	29,866,259
Cost of revenues	(22,269,207)	(30,166,470)	(4,636,502)
Total operating expenses	(116,084,563)	(117,334,863)	(18,034,038)
Net income	32,697,432	43,250,587	6,647,494

F-10

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of presentation

The accompanying consolidated financial statements of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

(b)	Basis of consolidation

The consolidated financial statements include the accounts of the Company and include the assets, liabilities, revenues and expenses of its subsidiaries and its VIE over which the Company exercises control and, when applicable, entities for which the Company has a controlling financial interest or is the primary beneficiary. All inter-company balances and transactions have been eliminated upon consolidation.

(c)	Functional currency and foreign currency translation

The Company uses Renminbi ("RMB") as its reporting currency. The functional currency of the Company is U.S. dollar, and its subsidiaries which are incorporated in Hong Kong and PRC are Hong Kong Dollar and RMB, respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements, the financial information of the Company and other entities located outside of the PRC has been translated into RMB. Assets and liabilities are translated at the exchange rates on the balance sheet date, equity amounts are translated at historical exchange rates, and revenues, expenses, gains and losses are translated using the average rate for the year.

(d)	Convenience translation

Translations of balances in the consolidated balance sheets, consolidated statements of income and consolidated statements of cash flows from RMB into USD (or “US$”) as of and for the year ended December 31, 2017 are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.5063, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on the last trading day of 2017 (December 29, 2017). No representation is made that the RMB amounts represent or could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2017, or at any other rate.

F-11

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e)	Use of estimates

The preparation of financial statements in conformity U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions reflected in the consolidated financial statements include, but are not limited to, revenue recognition, useful lives of long-lived assets, allowances for doubtful accounts, valuation of deferred tax assets and uncertain tax positions, accrued expenses and losses, and valuation assumptions in performing asset impairment tests of long-lived assets and intangible assets.

Actual results could differ from these estimates and these differences may be material. On an ongoing basis, management reviews these estimates and assumptions using currently available information.

Changes in facts and circumstances may cause the Company to revise its estimates. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(f)	Fair values of financial instruments

ASC Topic 825, Financial Instruments (“Topic 825”) requires disclosure of fair value information of financial instruments, whether or not recognized in the balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Topic 825 excludes certain financial instruments and all nonfinancial assets and liabilities from its disclosure requirements. Accordingly, the aggregate fair value amounts do not represent the underlying value of the Company.

Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities inactive markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

As of December 31, 2016 and 2017, the carrying amounts of the financial instruments of the Company, including accounts receivable, amounts due from shareholders, prepaid expenses and other current assets, accounts payable, accrued payroll and other payables and accrued expenses and advances from customers, approximate their fair values because of their generally short maturities.

F-12

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Cash and cash equivalents

Cash and cash equivalents primarily consists of bank deposits with original maturities of three months or less, which are unrestricted as to withdrawal and use. Cash and cash equivalents also consist of funds earned from the Company’s operating revenues which were held at the third party platform fund accounts which are unrestricted as to immediate use or withdraw. The Company maintains most of its bank accounts in the PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

(h)	Accounts receivable

Accounts receivable include trade accounts from customers. Accounts are considered overdue after 30 days. Accounts receivable are recorded at the invoiced amount. The Company establishes a provision for doubtful accounts when there is objective evidence that the Company may not be able to collect amounts due. Management reviews the adequacy of the allowance for doubtful accounts on an ongoing basis, using historical collection trends and individual account analysis. The allowance is based on management’s best estimates of specific losses on individual customer exposures, as well as the historical trends of collections. Account balances are charged off against the allowance after all means of collection have been exhausted and the likelihood of collection is not probable. As of December 31, 2016 and December 31, 2017, the Company determined that no allowance need be made against the accounts receivable.

(i)	Property and equipment

Property and equipment primarily consists of electric equipment, office equipment, automobiles and leasehold improvements, which is stated at cost less accumulated depreciation and amortization less any provision required for impairment in value. Depreciation and amortization are computed using the straight-line method with residual value based on the estimated useful life. The residual value rate and useful life of property and equipment are summarized as follows:

Asset category	Residual value rate	Useful live

Electric equipment	5%	5 years

Office equipment	5%	5 years

Automobiles	5%	5 years

Leasehold improvements	0%	lesser of lease term and expected useful life

The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is considered impaired if its carrying amount exceeds the future net undiscounted cash flows that the asset is expected to generate. If such asset is considered to be impaired, the impairment recognized is the amount by which the carrying amount of the asset, if any, exceeds its fair value determined using a discounted cash flow model. For the years ended December 31, 2016 and 2017, there was no impairment of property and equipment.

Costs of repairs and maintenance are expensed as incurred and asset improvements are capitalized. The cost and related accumulated depreciation and amortization of assets disposed of or retired are removed from the accounts, and any resulting gain or loss is reflected in the consolidated statements of income.

F-13

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j)	Intangible assets

Intangible assets, including online game copyrights and capitalized game development costs, are carried at cost less accumulated amortization. Intangible assets with a finite useful life are amortized using the straight-line method over the estimated economic lives of the intangible assets

Online game copyrights represent the exclusive rights obtained to publish the online games developed by third-party game developers and are capitalized and amortized on a straight-line basis over the shorter of the contractual terms or the estimated economic lives, which is determined to be ten years.

The Company recognizes costs to develop its online game products in accordance with ASC Topic 985 (“ASC 985”), Software. Online game development costs consist primarily of payroll, depreciation and other overhead expenses incurred by the Company to develop, maintain, monitor and manage the Company’s online game products. Costs incurred for the development of online game products prior to the establishment of technological feasibility are expensed when incurred and are included in product development expenses. Once an online game product has reached technological feasibility, all subsequent online game product development costs are capitalized until the product is available for marketing. Technological feasibility is evaluated on a product-by-product basis, but typically encompasses both technical design and game design documentation and only occurs when the mobile games have a proven ability to operate in an online game environment. The amount of online game development costs qualifying for capitalization as intangible assets was amortized over the estimated life of the corresponding online games, which is determined to be five years. The amount of online game development costs qualifying for capitalization totaled nil and RMB6.25million (US$0.96 million) which was mainly for mobile game products, for the years ended December 31, 2016 and December 31, 2017, respectively.

Impairment of long-lived assets

The Company evaluates its long-lived assets, including property and equipment and intangible assets with finite lives, for impairment whenever events or changes in circumstances, such as a significant adverse change to market conditions that will impact the future use of the assets, indicate that the carrying amount of an asset may not be fully recoverable in accordance with ASC topic 360 (“ASC 360”), Property, Plant and Equipment and ASC 350. When these events occur, the Company evaluates the recoverability of long-lived assets by comparing the carrying amount of the assets to the future undiscounted cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their fair value. Fair value is generally determined by discounting the cash flows expected to be generated by the assets, when the market prices are not readily available. Long-lived assets are grouped at the lowest level for which there are identifiable cash flows and are largely independent of the cash flows of the other assets when assessing impairment.

For the years ended December 31, 2016 and 2017, there was no impairment of intangible assets.

(k)	Revenue recognition

Revenue is derived from the sale of virtual goods associated with our online self-operated games, online jointly operated game and the licensed out games.

For each of the significant sources of revenue stated below, revenue is recognized only when the following four criteria are met:

(i)	Persuasive evidence of an arrangement exists;

(ii)	The goods have been delivered or the services have been rendered;

(iii)	The price or fees are fixed or determinable;

(iv)	Collectability is reasonably assured.

F-14

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Revenue recognition (continued)

Self-operated games

The Company operates the online games, which are mainly PC-based games, as live services that allow players to play for free. Within these games, players can purchase virtual currency to obtain virtual goods, including characters, garments, skin or camouflage for heroes or other accessories to enhance the game-playing experience. On the platform, players purchase virtual currency and/or virtual goods through various widely accepted payment methods offered in the games, including Alipay or WeChat and online bank transfer service providers. Advance payments from customers for virtual goods that are non-refundable that specify our obligations are recorded to deferred revenue. All other advance payments that do not meet these criteria are recorded as advances from customers. The Company recognizes revenues ratably over the estimated average playing period of paying players for the applicable game.

Game players use diamonds, the virtual currency, to purchase virtual goods they need in games. Each virtual item in games is clearly priced in diamonds. When game players recharge Jump platform, the money they paid are saved in their personal accounts (or E-wallets). Players can transfer money in E-wallets to purchase diamonds for selected games. The RMB to diamond conversion rate is 1:1.

The Company records revenue generated from self-operated games on a gross basis as the Company is acting as the principal to fulfill all obligations related to the game operation. Fees paid to distribution channels and payment channels are recorded as cost of revenues.

For the purposes of determining when the service has been provided to the game players, the Company determined that an implied obligation exists to provide ongoing services to the players who purchased virtual items to gain an enhanced game-playing experience over an average playing period of the paying players. Accordingly, the Company recognizes the revenues ratably over the estimated average playing period of these paying players, starting from the point in time when virtual items are delivered to the players’ accounts and all other revenue recognition criteria are met.

The Company considers the average period that players typically play the games and other game player behavior patterns, as well as various other factors to arrive at the best estimates for the estimated playing period of the paying players for each game. If a new game is launched and only a limited period of paying player data is available, then the Company considers other qualitative factors, such as the playing patterns for paying players for other games with similar characteristics and playing patterns of paying players, such as targeted players and purchasing frequency. While the Company believes its estimates to be reasonable based on available game player information, the Company may revise such estimates based on new information indicating a change in the game player behavior patterns and any adjustments are applied prospectively.

Jointly operated games

There are two types of jointly operated games arrangements. In the first, the Company authorizes the third party developed proprietary online games operate in Jump platform. In the second, third party companies distribute and promote the Company’s games on the third parties’ websites and game portals. With respect to the jointly operated arrangements between the Company and the third parties, the Company considers whether the Company is a principal or agent by evaluating whether the Company is the primary obligor in provision of game services based on (i) the responsibility of hosting and maintenance of game servers for running the games; (ii) the responsibility to collect from game players.

When the third parties operate the games on Jump platform, the Company is considered as the primary obligator to collect payments from game players and maintain the hosting servers for running the games. As a result, the Company considers itself as the principal in the arrangement with the game players and records revenue earned from players on a gross basis and records the payments to the third-party companies as revenue sharing costs. When the third-party operates the Company’s games on their websites or portals, the Company determined that the third party is the primary obligator to collect payments from game players and maintain the hosting servers for running the games. As a result, the Company considers itself as the agent in the arrangement and records the net proceeds appropriated from third party companies as service revenue.

F-15

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k)	Revenue recognition (continued)

Game development revenue

Revenues from fixed-price game development contracts require the Company to perform services for game systems design, planning and integrating based on customers’ specific needs which requires significant production and customization. The required customization work period is generally less than one year. Upon delivery of the services, customer acceptance is generally required.

Revenue allocates to game development service component is recognized using contract accounting in accordance with Accounting Standards Codification (“ASC”) 605-35-25. Revenue is recognized as the service is performed using the percentage of completion method of accounting, under which the total value of revenue is recognized on the basis of the percentage that total labor cost to date bears to the total expected labor costs. The Company considers labor time, the input measurement, is the best available indicator of the pattern and timing in which contract obligations are fulfilled. The Company has a long history of developing various online game resulting in its ability to reasonably estimate the service hours expected to be incurred and the progress toward completion on each fixed-price customized contract based on the proportion of service hours incurred to date relative to total estimated service hours at completion. Estimated contract costs are based on the budgeted service hours, which are updated based on the progress toward completion on a monthly basis. Pursuant to the contract terms, the Company has enforceable right on payments for the work performed. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates. Revenue allocates to the specific PCS or other services are recognized as the related services are rendered.

In the same contract, the Company may be entitled to receive revenue-based royalty payments after the customized online games generate revenue from the third party platform. The Company records revenues on a net basis when all other revenue recognition criteria are met.

To date, the Company has not incurred a material loss on any contracts. However, as a policy, provisions for estimated losses on such engagements will be made during the period in which a loss becomes probable and can be reasonably estimated.

Differences between the timing of billings and the recognition of revenue based on various methods of accounting are recorded as deferred revenue.

Royalty Revenue

The Company also licenses third-parties to operate Jump’s mobile games developed internally through mobile platforms and receives revenue-based royalty payments from all the third-party licensee operators on a monthly basis. The revenue-based royalty payments are recognized when all other revenue recognition criteria are met. The Company records revenues on a net basis, as the Company does not have the primary responsibility for fulfillment and acceptability of the game services.

(l)	Cost of revenue

Cost of online game revenues consists primarily of revenue-sharing payments to the joint game operators; amortization of intangible assets, bandwidth leasing costs; depreciation and amortization expenses; and other direct costs.

(m)	Research and development expenses

Research and development expenses mainly consist of payroll-related expenses incurred for the development of online games.

Costs incurred for the development of online game products prior to the establishment of technological feasibility and costs incurred for maintenance after the online game products are available for marketing are expensed when incurred and are included in research and product development expenses.

F-16

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Advertising expenses

Advertising costs are expensed when incurred as sales and marketing expenses and amounted to approximately RMB41,650,579 and RMB35,079,137 (US$5,391,565) for the years ended December 31, 2016 and 2017, respectively.

(o)	Employee Benefits

The Company’s subsidiaries, and the VIE in China participate in a government mandated, multiemployer, defined contribution plan, pursuant to which certain retirement, medical, housing and other welfare benefits are provided to employees. PRC labor laws require the entities incorporated in China to pay to the local labor bureau a monthly contribution calculated at a stated contribution rate on the monthly basic compensation of qualified employees. The Company has no further commitments beyond its monthly contribution. The fair value of the employee benefits liabilities approximates their carrying value due to the short-term nature of these liabilities. Employee social benefits included as expenses in the accompanying consolidated statements of income and comprehensive income amounted to RMB3,927,195 and RMB6,348,161(US$975,694) for the years ended December 31, 2016 and 2017, respectively.

(p)	Subsidy income

Subsidy income mainly represents amounts granted by local government authorities as an incentive for companies to promote development of the local technology industry. The Company receives government subsidies related to government sponsored projects, and records such government subsidies as a liability when it is received. The Company records government subsidies as other income when there is no further performance obligation. Total government subsidies amounted to RMB3,814,685 and RMB3,041,655 (US$ 467,494) for the years ended December 31, 2016 and 2017, respectively.

(q)	Income taxes

Current income tax expenses are provided for in accordance with the laws of the relevant taxing authorities. As part of the process of preparing financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company accounts for income taxes using the liability method, under which deferred income taxes are recognized for future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred taxes of a change in tax rates is recognized as income or expense in the period that includes the enactment date. Valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that the asset will not be realizable in the foreseeable future.

The Company adopts ASC 740-10-25 “Income Taxes” which prescribes a more likely than not threshold for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. The Company did not have unrecognized uncertain tax positions or any unrecognized liabilities, interest or penalties associated with unrecognized tax benefit as of and for the years ended December 31, 2016 and 2017.

F-17

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Value added tax (“VAT”)

Revenue represents the invoiced value of service, net of VAT. The VAT is based on gross sales price and VAT rates range up to 17%, depending on the type of service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in tax payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

(s)	Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per share basis of the potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

(t)	Dividends

Dividends of the Company are recognized when declared.

(u)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(v)	Statutory reserves

In accordance with Company Law of the PRC, the Company’s VIE in PRC must make appropriations from their after-tax profit (as determined under the accounting principles generally acceptable in the People’s Republic of China (“PRC GAAP”)) to non-distributable reserve funds including (i) statutory surplus fund and (ii) discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the statutory surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

Pursuant to the laws applicable to China’s Foreign Investment Enterprises, the Company’s subsidiary that is a foreign investment enterprise in China have to make appropriations from their after-tax profit (as determined under PRC GAAP) to reserve funds including (i) general reserve fund, (ii) enterprise expansion fund and (iii) staff bonus and welfare fund. The appropriation to the general reserve fund must be at least 10% of the after tax profits calculated in accordance with PRC GAAP. Appropriation is not required if the general reserve fund has reached 50% of the registered capital of the respective company. Appropriations to the other two reserve funds are at the respective companies’ discretion.

F-18

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(w)	Leases

Leases are classified as either capital or operating leases. Leases that transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are recognized in the consolidated statements of income and comprehensive income on a straight-line basis over the lease terms. The Company had no capital lease for the years ended December 31, 2016 and 2017.

(x)	Concentration and risk

1)	Telecommunications service provider

The Company relied on telecommunications service providers and their affiliates for servers and bandwidth service to support its operations during fiscal years 2016 and 2017 as follows:

	2016	2017

Total number of telecommunications service providers	5	6

Number of service providers provided 10% or more of the Company’s servers and bandwidth expenditure	3	4

Total percentage of the Company's servers and bandwidth expenditure provided by 10% or greater service providers	92%	94%

2)	Credit risk

Assets that potentially subject the Company to significant concentration of credit risk primarily consist of cash and cash equivalents, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amount as at the balance sheet dates. As of December 31, 2016 and 2017, the Company held cash and cash equivalents , which is primarily deposited in financial institutions and third party platform fund accounts located in Mainland China, which were uninsured by the government authority. To limit exposure to credit risk relating to deposits, the Company primarily place cash deposits with large financial institutions in China which management believes are of high credit quality. The Company’s operations are carried out in Mainland China. Accordingly, the Company’s business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC as well as by the general state of the PRC’s economy. In addition, the Company’s business may be influenced by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, rates and methods of taxation, and the extraction of mining resources, among other factors. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations including its organization and structure disclosed in Note 1, may not indicative of future results.

The Company conducts credit evaluations of its customers and suppliers and generally does not require collateral or other security from them. The Company establishes an accounting policy for allowance for doubtful accounts on the individual customer’s or suppliers financial condition, credit history, and the current economic conditions. As of December 31, 2016 and 2017, the Company did not make allowances for accounts receivable or advances to suppliers.

(y)	Online games

The following table summarizes revenues generated by online games individually contributing more than 10% of the Company’s total online game revenues for the years ended December 31, 2016 and 2017, respectively.

	Years Ended December 31,
	2016	2017
Online game 1	99%	94%

F-19

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Recently issued accounting standards

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2017-01, Business Combinations (Topic 805): Clarifying the definition of a business. The amendments in this ASU is to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill, and consolidation. The amendments are effective for public business entities for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. For all other entities, the amendments in this ASU are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company has not early adopted this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash.” ASU 2016-18 requires that a statement of cash flows explain the change during the period in the total cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending balances shown on the statement of cash flows. The guidance is effective for the Company in the first quarter of 2018 and early adoption is permitted. ASU 2016-18 must be applied retrospectively to all periods presented. The Company has not early adopted this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Classification of Certain Cash Receipts and Cash Payments (Topic 230)”. ASU 2016-15 adds and clarifies guidance on the classification of certain cash receipts and payments in the statement of cash flows, reducing the existing diversity in practice that has resulted from the lack of consistent principles on this topic. ASU 2016-15 is effective for the Company beginning January 1, 2018. Early adoption is permitted. The Company has not early adopted this update and does not expect that the adoption of this guidance will have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). Under the new guidance, lessees will be required recognize the following for all leases (with the exception of short-term leases) at the commencement date: 1) A lease liability, which is a lessee’s obligation to make lease payments arising from a lease, measured on a discounted basis; and 2) A right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new lease guidance simplified the accounting for sale and leaseback transactions primarily because lessees must recognize lease assets and lease liabilities. Lessees will no longer be provided with a source of off-balance sheet financing. The amendments in this ASU are effective for fiscal years beginning after December 15, 2018, including interim periods within those years. The Company is evaluating this ASU and has not determined the effect of this standard on its ongoing financial reporting.

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers (Topic 606)”. ASU 2014-09 supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition” and some cost guidance included in ASC Subtopic 605-35: Revenue Recognition - Construction-Type and Production-Type Contracts.” The core principle of ASU 2014-09 is that revenue is recognized when the transfer of goods or services to customers occurs in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. ASU 2014-09 requires the disclosure of sufficient information to enable readers of the Company’s financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. ASU 2014-09 also requires disclosure of information regarding significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill contract. ASU 2014-09 provides two methods of retrospective application. The first method would require the Company to apply ASU 2014-09 to each prior reporting period presented. The second method would require the Company to retrospectively apply ASU 2014-09 with the cumulative effect recognized at the date of initial application. In September 2017, the FASB issued ASU No. 2017-13, which to clarify effective dates that public business entities and other entities were required to adopt ASC Topic 606 for annual reporting. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or the inclusion of its financial statements or financial information in another entity’s filing with the SEC adopting ASC Topic 606 for annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is planning to adopt Topic 606 in the first quarter of 2019 using the retrospective transition method, and is continuing to evaluate the impact our pending adoption of Topic 606 will have on the consolidated financial statements. The Company is in the process of evaluating the new standard against its existing accounting policies, including the timing of revenue recognition and its contracts with customers to determine the effect the guidance will have on its financial statements and what changes to systems and controls may be warranted.

F-20

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTUINED)

(z)	Recently issued accounting standards (continued)

There have been four new ASUs issued amending certain aspects of ASU 2014-09, ASU 2016-08,“Principal versus Agent Considerations (Reporting Revenue Gross Versus Net),” was issued in March, 2016to clarify certain aspects of the principal versus agent guidance in ASU 2014-09. In addition, ASU 2016-10, “Identifying Performance Obligations and Licensing,” issued in April 2016, amends other sections of ASU2014-09 including clarifying guidance related to identifying performance obligations and licensing implementation. ASU 2016-12, “Revenue from Contracts with Customers —Narrow Scope Improvements and Practical Expedients” provides amendments and practical expedients to the guidance in ASU 2014-09in the areas of assessing collectability, presentation of sales taxes received from customers, noncash consideration, contract modification and clarification of using the full retrospective approach to adopts ASU 2014-09. Finally, ASU 2016-20, “Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers,” was issued in December 2016, and provides elections regarding the disclosures required for remaining performance obligations in certain cases and also makes other technical corrections and improvements to the standard. With its evaluation of the impact of ASU 2014-09, the Company will also consider the impact on its financial statements related to the updated guidance provided by these four new ASUs. These amendments have the same effective date as the new revenue standard. A public business entity that otherwise would not meet the definition of a public business entity except for a requirement to include or inclusion of its consolidated financial statements or financial information in another entity’s filing with SEC adopting ASC Topic 606 for annual reporting periods beginning after December15, 2018 and interim reporting periods within annual reporting periods beginning after December 15, 2019. The Company is planning to adopt Topic 606 in the first quarter of 2019 using the retrospective transition method, and are continuing to evaluate the impact of adopting the impact of adoption of Topic 606 will have on the consolidated financial statements. The Company’s current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASU 2014-09. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

F-21

3.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

As of December 31, 2016 and 2017, prepaid expenses and other current assets consisted of the following:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Prepaid revenue-sharing cost	850,432	1,650,619	253,695
Prepaid rent	640,773	661,994	101,747
Deposits	349,110	130,512	20,059
Prepaid advertisement expenses	1,506,604	230,000	35,350
Staff advances	245,129	326,414	50,169
Deductible value added taxes	420,796	460,707	70,809
Others	386,722	16,635	2,559
Total	4,399,566	3,476,881	534,388

4.	OTHER NON-CURRENT ASSETS

As of December 31, 2016 and 2017, other non-current assets consisted of the following:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Long-term rent deposits	2,092,384	2,334,918	358,870
Others	2,030	23,400	3,597
Total	2,094,414	2,358,318	362,467

F-22

5.	PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Electric equipment	6,400,713	6,468,576	994,202
Leasehold improvements	2,454,674	3,216,159	494,315
Office equipment	922,379	1,111,720	170,868
Others	150,936	523,667	80,486
Automobiles	885,000	939,379	144,380
Less: accumulated depreciation and amortization	(4,671,759)	(6,403,090)	(984,137)
Property and equipment, net	6,141,943	5,856,411	900,114

Depreciation and amortization expense totaled RMB1,611,933 and RMB2,081,645 (US$319,943) for the years ended December 31, 2016 and 2017, respectively.

6.	INTANGIBLE ASSETS, NET

The intangible assets consist of the following:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Copyrights	47,000,000	47,000,000	7,223,768
Game development costs	-	6,246,659	960,094
Less: accumulated amortization	(10,966,666)	(15,666,666)	(2,407,923)
Intangible assets, net	36,033,334	37,579,993	5,775,939

F-23

6.	INTANGIBLE ASSETS, NET

Amortization expense totaled RMB4,700,000 and RMB4,700,000 (US$722,377) for the years ended December 31, 2016 and 2017, respectively. The intangible assets amortization expense for future years is expected to be as follows:

Intangible assets
amortization expense
RMB
2018	5,324,666
2019	5,324,666
2020	5,324,666
2021	5,324,666
2022	5,324,666
Thereafter	10,956,663
Total	37,579,993

7.	ACCRUED PAYROLL AND OTHER PAYABLES

Accrued payroll and other payables consist of the following:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Accrued advertisement expense	2,088,848	3,636,499	558,919
Accrued payroll	16,242	1,165,871	179,191
Accrued service fee	1,227,226	848,057	130,344
Accrued staff expenses	166,371	70,407	10,821
Others	217,713	380,060	58,415
Total	3,716,400	6,100,894	937,690

8.	EMPLOYEE BENEFIT PLAN

The Company has made employee benefit contribution in accordance with relevant Chinese regulations, including retirement insurance, unemployment insurance, medical insurance, housing fund, work injury insurance and maternity insurance. The Company recorded the contribution in the salary and employee charges when incurred. The contributions made by the Company were RMB3,927,195 and RMB6,348,161 (US$975, 694) for the years ended December 31, 2016 and 2017, respectively.

F-24

9.	TAXES

a)	Corporate Income Taxes

Jump World Holding Limited was incorporate in Cayman Islands as an offshore holding company. Under the current laws of the Cayman Islands (“Cayman”), the Company is not subject to tax on its income or capital gains. In addition, upon payments of dividends by the Company to its shareholders, no Cayman withholding tax is imposed. Jump HK incorporated in Hong Kong is subject to the Hong Kong profits tax rate at 16.5% in the future. The Company’s subsidiaries incorporated in China were subject to PRC Enterprise Income Tax (“EIT”) on the taxable income in accordance with the relevant PRC income tax laws. The statutory EIT rate for companies operating in the PRC is 25%. While preferential tax rate, tax holidays and even tax exemption may be granted on a case-on-case basis. The tax authority grants preferential tax treatment to certain High and New Technology Enterprises (“HNTEs”). Under this preferential tax treatment, HNTEs are entitled to an income tax rate of 15%, subject to a requirement that they re-apply for HNTEs every three years.

1) Jump Network has qualified as a “Key Software Enterprises” since 2012. Under the New EIT Law Jump Netwrok is entitled to an EIT exemption for two years since its first profiting year, and a preferential tax rate of 12.5% in the following three years until 2017. Jump Network, the Company’s main operating subsidiary in PRC, has been approved as a TNTEs in 2017, and is entitled to a reduced income tax rate of 15% till 2020.

2) Chengdu Yuedong has qualified as a “Key Software Enterprises” since 2014 and is entitled to an EIT exemption for two years since its first profiting year, and a preferential tax rate of 12.5% in the following three years until 2018.

3) Jump Interactive has qualified as a “Key Software Enterprises” since 2017. Under the New EIT Law Jump Interactive is entitled to a EIT exemption for two years since its first profiting year, and a preferential tax rate of 12.5% in the following three years

F-25

9.	TAXES (CONTINUED)

a)	Corporate Income Taxes (continued)

For the years ended December 31, 2016 and 2017, income tax expenses consisted of the following:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Current income tax expense	7,647,795	6,236,466	958,527
Deferred income tax expense	651,399	456,355	70,140
Total income tax expenses	8,299,194	6,692,821	1,028,667

Reconciliation of the income tax expenses at the PRC statutory EIT rate of 25% for the years ended December 31, 2016 and 2017 the Company’s effective income tax expenses is as follows:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Income before income taxes	40,996,626	49,943,408	7,676,161
PRC statutory EIT rate	25%	25%	25%
Income tax taxes computed at statutory EIT rate	10,249,157	12,485,852	1,919,040
Reconciling items:
Effect of tax holiday	(5,157,095)	(6,242,926)	(959,520)
Non-deductible expenses	3,207,132	449,895	69,147
Total income tax expense	8,299,194	6,692,821	1,028,667
Effective tax rate	20.2%	13.4%	13.4%

b)	Deferred Tax

Deferred income tax was measured using the enacted income tax rates for the periods in which they are expected to be reversed. Significant components of the Company’s deferred income tax assets and liabilities consist of follows:

	December 31,	December 31,	December 31,
	2016	2017	2017
	RMB	RMB	USD
Deferred revenue	1,524,772	2,264,988	348,122
Depreciation and amortization	(1,852,405)	(2,979,503)	(457,941)
Accrued platform expenses	1,547,906	1,396,297	214,608
Net operating loss carry forwards	156,650	238,786	36,700
	1,376,923	920,568	141,489

F-26

9.	TAXES (CONTINUED)

b)	Deferred Tax (continued)

As of December 31, 2017, the Company had net operating loss carryforwards of RMB1,910,288 (US$293,606) primarily derived from its subsidiaries, which are available to offset future taxable income. The PRC net operating loss will expire beginning January 1, 2021. The Company believes that it is more likely than not that these deferred tax assets will be fully utilized in the future based on their operation performance.

c)	Taxes Payable

The Company’s provision of service is subject to Chinese value-added tax (“VAT”). Sales revenue represents the invoiced value of services, net of a VAT. The provision of service is subject to a rate of 6%. Furthermore, VAT payable of the Company is subject to a 12% surtax, which includes urban maintenance and construction taxes and additional education fees.

Taxes payable consisted of the following:

	December 31, 2016	December 31, 2017	December 31, 2017
	RMB	RMB	USD
Individual income tax payable	337,117	278,938	42,872
Corporate income tax payable	12,758,889	11,347,638	1,744,100
Value-added tax payable	2,565,792	6,270,300	963,727
Surtaxes payable and others	196,588	673,578	103,528
Total	15,858,386	18,570,454	2,854,227

The Company evaluates the level of authority for each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. For the years ended December 31, 2016 and 2017, the Company had no unrecognized tax benefits.

10.	RELATED PARTY TRANSACTIONS AND BALANCES

1)	Due from shareholders

Amounts due from shareholders are interest free and due on demand. In addition, the balance due from Mr. ZhiYang Xu was business advances for operation purpose. As of December 31, 2016 and 2017, amount due from shareholders were RMB5,402,500 and RMB5,203,000 (US$799,686), respectively. The amount due from shareholders was subsequently fully repaid on July 2, 2018.

2)	Related party transactions

During the year ended December 31, 2016, there was no related party transaction. During the year ended December 31, 2017, the Company entered a game development contract with its related party, Shenzhen Zqgame Co., Ltd and recorded a revenue of RMB1,470,396 (US$225,996). The balance of the transaction with Shenzhen Zqgame Co., Ltd was nil and RMB58,620 (US$9,010) as of December 31, 2016 and 2017, respectively.

In addition, there was no purchase from related parties for the years ended December 31, 2016 and 2017, respectively.

F-27

11.	Equity

1. The Company’s memorandum and articles of association provide for two classes of shares, Class A ordinary shares and Class B ordinary shares. Our authorized share capital is $1,000.00 divided into 100,000,000 shares of a par value of $0.00001 each, comprised of (1) 89,000,000 Class A ordinary shares, (2) 11,000,000 Class B ordinary shares. As of the date of June 20, 2018, 9,000,000 Class A ordinary shares and 11,000,000 Class B ordinary shares were issued and outstanding, and no preferred shares were issued and outstanding. While holders of Class A is entitled to one vote per share, the holders of Class B ordinary shares is entitled to ten votes per share and each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances. Except for the voting right and conversion right, the Class A ordinary shares and Class B ordinary shares shall carry equal rights and rank pari passu with one another, including but not limited to the rights to dividends and other capital distributions.

2. The Company declared a dividend of RMB20,000,000 in January 2017, of which RMB9.8 million (US$1.51 million) and RMB10.2 million (US$1.57 million) were subsequently paid in January and March 2017, respectively.

12.	RESTRICTED NET ASSETS

Relevant PRC statutory laws and regulations permit payments of dividends by the Company’s PRC subsidiary (“WFOE”) and VIE (“Jump Network”) only from their retained earnings, if any, determined in accordance with PRC GAAP. In addition, the Company’s subsidiary and VIE in China are required to make annual appropriations of 10% of after-tax profit to general reserve fund or statutory reserve fund until such reserve has reached 50% of its registered capital based on the enterprise’s PRC statutory accounts. Paid in capital of the PRC subsidiary and VIE included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The company’s subsidiary and VIE may also allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated by State Administration of Foreign Exchange.

As of December 31, 2016 and 2017, Jump Network attributed RMB5,000,000 and RMB5,000,000 (US$768,486) of retained earnings for its statutory reserve, respectively. As a result of these PRC laws and regulations, the Company’s PRC subsidiary and VIE are restricted in their abilities to transfer net assets to the Company in the form of dividends, loans or advances. As of December 31, 2016 and 2017, amounts restricted are the net assets of WFOE and Jump Network, which amounted to RMB15,000,000 and RMB15,000,000 (US$2,305,458), respectively.

13.	COMMITMENTS AND CONTINGENCIES

(1)	Commitment

The following table sets forth the Company’s operating lease commitment as of December 31, 2017:

	Office Rental
	RMB	USD
Year ending December 31,
2018	6,497,430	998,637
2019	2,978,432	457,777
2020	1,358,756	208,837
Total	10,834,618	1,665,251

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For the years ended December 31, 2016 and 2017, rental expenses were RMB5,531,611 and RMB7,917,913 (US$1,216,961) respectively.

(2)	Contingencies

(c)	Overview

From time to time, the Company is involved in claims and legal proceedings that arise in the ordinary course of business. Based on currently available information, management does not believe that the ultimate outcome of these unresolved matters, individually and in the aggregate, will have a material adverse effect on the Company’s financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and the Company’s view of these matters may change in the future. The Company recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

(d)	Litigation

On July 14, 2017, Shanghai Animation Film Studio sued the Company, Shenzhen Zqgame Co., Ltd and Chongqing Xingyou Media Communication Co., Ltd (collectively the Defendant) for copyright infringement. On April 18, 2018 Shanghai Pudong District Court issued a judgement against the defendants who were liable for damages totaling RMB526,000 (US$80,845). As of December 31, 2017, the Company accrued a loss of RMB175,333 (US$26,948) based on the available information and Management’s best estimates. The Defendant is currently appealing with the higher court. The final appeal has not been decided.

(c)	Variable interest entity structure

In the opinion of management, (i) the corporate structure of the Company is in compliance with existing PRC laws and regulations; (ii) the Contractual Arrangements are valid and binding, and do not result in any violation of PRC laws or regulations currently in effect; and (iii) the business operations of WFOE and the VIE are in compliance with existing PRC laws and regulations in all material respects.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws and regulations. Accordingly, the Company cannot be assured that PRC regulatory authorities will not ultimately take a contrary view to the foregoing opinion of its management. If the current corporate structure of the Company or the Contractual Arrangements is found to be in violation of any existing or future PRC laws and regulations, the Company may be required to restructure its corporate structure and operations in the PRC to comply with changing and new PRC laws and regulations. In the opinion of management, the likelihood of loss in respect of the Company’s current corporate structure or the Contractual Arrangements is remote based on current facts and circumstances.

14.	SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred after December 31, 2017 upon through the date the Company issued these consolidated financial statements on July 18, 2018.

On January 5, 2018, June 5, 2018 and June 26, 2018 the Board of Directors of Jump Network declared a dividend of RMB25 million (US$3.84 million), RMB11 million (US$1.69 million) and RMB20 million (US$3.07 million), respectively. RMB25 million (US$3.84 million) of dividend was paid on March 6, 2018, RMB11 million (US$1.69 million) of dividend was paid on June 19, 2018, and RMB9.8 million (US$1.51 million) of dividend was paid on June 27, 2018.

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15.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company performed a test on the restricted net assets of consolidated subsidiary in accordance with Securities and Exchange Commission Regulation S-X Rule 4-08 (e) (3), “General Notes to Financial Statements” and concluded that it was applicable for the Company to disclose the financial statements for the parent company.

The subsidiary did not pay any dividend to the parent for the periods presented. For the purpose of presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “share of income of subsidiary”. Certain information and footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

The Company did not have significant capital and other commitments, long-term obligations, or guarantees as of December 31, 2016 and 2017, respectively.

F-30

15.	CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

PARENT COMPANY BALANCE SHEETS

	As of December 31, 2016	As of December 31, 2017	As of December 31, 2017
	RMB	RMB	USD
ASSETS
OTHER ASSETS
Investment in subsidiary	77,794,096	101,044,683	15,530,283
Total assets	77,794,096	101,044,683	15,530,283
LIABILITIES AND SHAREHOLDERS’ EQUITY
Liabilities	-	-	-

COMMITMENT AND CONTINGENCIES

SHAREHOLDERS’ EQUITY

Class A ordinary shares:	585	585	90
US$0.00001 par value; 89,000,000 shares authorized as of December 31, 2016 and 2017, 9,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively;
Class B ordinary shares:
US$0.00001 par value; 11,000,000 shares authorized as of December 31, 2016 and 2017, 11,000,000 shares issued and outstanding as of December 31, 2016 and 2017, respectively;	716	716	110
Additional paid-in capital	9,998,699	9,998,699	1,536,772
Statutory reserve	5,000,000	5,000,000	768,486
Retained earnings	62,794,096	86,044,683	13,224,825
Total shareholders’ equity	77,794,096	101,044,683	15,530,283
Total Liabilities and Shareholders’ Equity	77,794,096	101,044,683	15,530,283

F-31

PARENT COMPANY STATEMENTS OF INCOME

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	RMB	RMB	USD
EQUITY INCOME OF SUBSIDIARY	32,697,432	43,250,587	6,647,494
Net income	32,697,432	43,250,587	6,647,494

PARENT COMPANY STATEMENTS OF CASH FLOWS

	Year ended December 31, 2016	Year ended December 31, 2017	Year ended December 31, 2017
	RMB	RMB	USD
CASH FLOW FROM OPERATING ACTIVTIES
Net income	32,697,432	43,250,587	6,647,494
Adjustments to reconcile net income to net cash provided by operating activities:
Equity income of subsidiary	(32,697,432)	(43,250,587)	(6,647,494)
Net cash used in operating activities	-	-	-

CHANGE IN CASH	-	-	-
CASH AND CASH EQUIVALENTS, beginning of year	-	-	-
CASH AND CASH EQUIVALENTS, end of year	-	-	-

F-32

Minimum Offering: $

Maximum Offering: $

Until                   , 2018, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus.  This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters.

The date of this prospectus is

F-33

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. Indemnification of Directors and Officers

We are a Cayman Islands company. Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime.  Our articles of association provide for indemnification of our officers and directors for any liability incurred in their capacities as such, except through their own willful negligence or default.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. Recent Sales of Unregistered Securities

Since our inception to date, we have not issued any ordinary shares to investors.

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ITEM 8. Exhibits and Financial Statement Schedules

(a). Exhibits

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Underwriting Agreement*
3.1	Memorandum and Articles of Association
4.1	Registrant’s Specimen Certificate for Ordinary Shares*
4.2	Form of Underwriter’s Warrant*
5.1	Opinion of Walkers as to the legality of the shares*
5.2	Opinion of Loeb & Loeb LLP as to the legality of the underwriter’s warrants*
10.1	Exclusive Technical Service Agreement between Jump Network and Shanghai Jump dated on June 29, 2018
10.2	Exclusive Business Consultation Agreement between Jump Network and Shanghai Jump dated on June 29, 2018
10.3	Equity Pledge Agreement among Jump Network Shareholders and Shanghai Jump dated on June 29, 2018
10.4	Exclusive Call Option Agreement among Jump Network, Jump Network Shareholders and Shanghai Jump dated on June 29, 2018
10.5	Proxy Agreement among Jump Network Shareholders and Shanghai Jump dated on June 29, 2018
10.6	Agreement on Joint Game Operation, dated March 11, 2015
10.7	Software Copyright Transfer Contract, dated September 26, 2014
10.8	Shanghai Premises Leasing Agreement, dated May 2, 2018
10.9	Shanghai Premises Leasing Agreement
10.10	Shanghai Premises Leasing Agreement
10.11	Lease Renewal Agreement, dated September 29, 2014
10.12	Cooperation Agreement on the Operation of Shunwang Game, dated November 3, 2014
10.13	Escrow Agreement between Jump World Holding Limited and Signature Bank*
10.14	Form of Subscription Agreement*
10.15	Form of Lock-Up Agreement*
21.1	List of subsidiaries of the Registrant
23.1	Consent of Friedman LLP
23.2	Consent of Walkers (included in Exhibit 5.1)*
23.3	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)*

* To be filed

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ITEM 9.  Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement;

iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(3) That, for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(4) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(6) That, for the purpose of determining liability under the Securities Act to any purchaser:

Each prospectus filed by the Registrant pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

135

(7) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities:

The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the placement method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter).

136

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Shanghai, China, on                   , 2018.

JUMP WORLD HOLDING LIMITED

Yaxi Wu
Chief Executive Officer
(principal executive officer)

Albert Lyu
Chief Financial Officer
(principal financial officer)

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Chief Executive Officer and Chairman
Yaxi Wu	(Principal executive officer)

Chief Financial Officer
Albert Lyu	(Principal financial officer and principal accounting officer)

Chief Operating Officer and Director
Zhiyang Xu

Director
Jason Wong

Director
Estela Kuo

Director
Arthur Wong

137

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Jump World Holding Limited has signed this registration statement on the            Day of        , 2018.

Authorized Representative

Name:
Title:

138

INDEX TO EXHIBITS

The following exhibits are filed as part of this registration statement:

Exhibit No.	Description
1.1	Underwriting Agreement*
3.1	Memorandum and Articles of Association
4.1	Registrant’s Specimen Certificate for Ordinary Shares*
4.2	Form of Underwriter’s Warrant*
5.1	Opinion of Walkers as to the legality of the shares*
5.2	Opinion of Loeb & Loeb LLP as to the legality of the underwriter’s warrants*
10.1	Exclusive Technical Service Agreement between Jump Network and Shanghai Jump dated on June 29, 2018
10.2	Exclusive Business Consultation Agreement between Jump Network and Shanghai Jump dated on June 29, 2018
10.3	Equity Pledge Agreement among Jump Network Shareholders and Shanghai Jump dated on June 29, 2018
10.4	Exclusive Call Option Agreement among Jump Network, Jump Network Shareholders and Shanghai Jump dated on June 29, 2018
10.5	Proxy Agreement among Jump Network Shareholders and Shanghai Jump dated on June 29, 2018
10.6	Agreement on Joint Game Operation, dated March 11, 2015
10.7	Software Copyright Transfer Contract, dated September 26, 2014
10.8	Shanghai Premises Leasing Agreement, dated May 2, 2018
10.9	Shanghai Premises Leasing Agreement
10.10	Shanghai Premises Leasing Agreement
10.11	Lease Renewal Agreement, dated September 29, 2014
10.12	Cooperation Agreement on the Operation of Shunwang Game, dated November 3, 2014
10.13	Escrow Agreement between Jump World Holding Limited and Signature Bank*
10.14	Form of Subscription Agreement*
10.15	Form of Lock-Up Agreement*
21.1	List of subsidiaries of the Registrant
23.1	Consent of Friedman LLP
23.2	Consent of Walkers (included in Exhibit 5.1)*
23.3	Consent of Loeb & Loeb LLP (included in Exhibit 5.2)*

* To be filed

139